
11005330



Received SEC

MAR 14 2011

Washington, DC 20549

STRATEGIC HOTELS & RESORTS, INC.
2010 ANNUAL REPORT

NYSE:BEE

COMPARISON OF CUMULATIVE RETURNS

Strategic Hotels & Resorts, Inc., S&P 500 and Peer Group Index


$140
$120
$100
$80
$60
$40
$20
$0
12.31.05
12.31.06
12.31.07
12.31.08
12.31.09
12.31.10
100.00
128.01
111.78
108.09
115.73
92.18
86.39
71.19
43.37
9.55
87.89
70.00
10.57
99.12
96.58
30.06

LEGEND

■ Strategic Hotels & Resorts, Inc. ◆ S&P 500 ▲ Peer Group Index

Set forth above is a line graph comparing the yearly percentage change in the cumulative total shareholder return on shares of the Company's common stock, from the closing price per share on December 31, 2005 to the closing price per share on December 31, 2010, against (i) the cumulative total return of companies listed on the S&P 500 and (ii) the cumulative total return of a peer group selected by the Company (Felcor Lodging Trust (FCH), Host Hotels & Resorts, Inc. (HST), Hospitality Properties Trust (HPT), LaSalle Hotel Properties (LHO) and Sunstone Hotel Investors, Inc. (SHO)). Total return values were calculated based on cumulative total return assuming (i) the investment of $100 in the Company's common stock, the market index and the peer group on December 31, 2005 and (ii) reinvestment of all dividends. This historical information set forth above is not necessarily indicative of future price performance.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2010

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**



SEC MAIL
RECEIVED
PROCESSING
WASH., D.C.
MAR 14 2011
200
SECTION

For the Transition period from ________ to ________

Commission File No. 001-32223

STRATEGIC HOTELS & RESORTS, INC.

(Exact name of registrant as specified in its charter)

Maryland	33-1082757
(State of Incorporation)	(I.R.S. Employer Identification No.)
200 West Madison Street, Suite 1700, Chicago, Illinois	60606-3415
(Address of Principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: (312) 658-5000

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of exchange on which registered
Common Stock ($0.01 par value)	New York Stock Exchange
8.50% Series A Cumulative Preferred Stock ($0.01 par value)	New York Stock Exchange
8.25% Series B Cumulative Preferred Stock ($0.01 par value)	New York Stock Exchange
8.25% Series C Cumulative Preferred Stock ($0.01 par value)	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act:
None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☐ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in rule 12b-2 of the Exchange Act.

Large accelerated filer ☐ Accelerated filer ☒ Non-accelerated filer ☐ Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

The aggregate market value of the common stock of the registrant held by nonaffiliates of the registrant was approximately $657.2 million as of June 30, 2010.

The number of shares of common stock (par value $0.01 per share) of the registrant outstanding as of February 23, 2011 was 151,406,057.

DOCUMENTS INCORPORATED BY REFERENCE

Part III of this annual report on Form 10-K incorporates information by reference from the registrant's definitive proxy statement to be filed with the Securities and Exchange Commission within 120 days after the close of the registrant's fiscal year.

STRATEGIC HOTELS & RESORTS, INC.

FORM 10-K
FOR THE YEAR ENDED DECEMBER 31, 2010
INDEX

		PAGE
PART I		3
ITEM 1.	BUSINESS	3
ITEM 1A.	RISK FACTORS	9
ITEM 1B.	UNRESOLVED STAFF COMMENTS	23
ITEM 2.	PROPERTIES	23
ITEM 3.	LEGAL PROCEEDINGS	25
ITEM 4.	(REMOVED AND RESERVED)	25
PART II		26
ITEM 5.	MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES	26
ITEM 6.	SELECTED FINANCIAL DATA	28
ITEM 7.	MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	30
ITEM 7A.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	58
ITEM 8.	FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA	60
ITEM 9.	CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE	109
ITEM 9A.	CONTROLS AND PROCEDURES	109
ITEM 9B.	OTHER INFORMATION	111
PART III		113
ITEM 10.	DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE	113
ITEM 11.	EXECUTIVE COMPENSATION	113
ITEM 12	SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS	113
ITEM 13.	CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE	113
ITEM 14.	PRINCIPAL ACCOUNTING FEES AND SERVICES	113
PART IV		113
ITEM 15.	EXHIBITS, FINANCIAL STATEMENT SCHEDULES	113
SIGNATURES		114

This report contains registered trademarks that are the exclusive property of their respective owners, which are companies other than us, including Fairmont®, Four Seasons®, Hilton®, Hyatt®, InterContinental®, Loews®, Marriott®, Renaissance®, Ritz-Carlton®, and Westin®. None of the owners of these trademarks, their affiliates or any of their respective officers, directors, agents or employees has or will have any liability or responsibility for any financial statements, projections, other financial information or other information contained in this report.

DISCLOSURE REGARDING FORWARD LOOKING STATEMENTS

On one or more occasions, we may make statements regarding our assumptions, projections, expectations, targets, intentions or beliefs about future events. All statements other than statements of historical facts included or incorporated by reference in this 10-K are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (the Exchange Act).

Words or phrases such as "anticipates," "believes," "estimates," "expects," "intends," "may," "plans," "potential," "predicts," "projects," "should," "targets," "will," "will continue," "will likely result" or other comparable expressions or the negative of these terms identify forward-looking statements. Forward-looking statements reflect our current views about future events and are subject to risks, uncertainties, assumptions and changes in circumstances that may cause actual results or outcomes to differ materially from those expressed in any forward-looking statement. We caution that while we make such statements in good faith and we believe such statements are based on reasonable assumptions, including without limitation, management's examination of historical operating trends, data contained in records and other data available from third parties, we cannot assure you that our projections will be achieved.

Our actual results may differ significantly from any results expressed or implied by these forward-looking statements. Some, but not all, of the factors that might cause such a difference include, but are not limited to:

- the factors discussed in this report set forth in Item 1A under the section titled "Risk Factors";
- the effects of the recent global economic recession upon business and leisure travel and the hotel markets in which we invest;
- our liquidity and refinancing demands;
- our ability to obtain or refinance maturing debt;
- our ability to maintain compliance with covenants contained in our debt facilities;
- our ability to dispose of properties in a manner consistent with our investment strategy and liquidity needs;
- stagnation or further deterioration in economic and market conditions, particularly impacting business and leisure travel spending in the markets where our hotels operate and in which we invest, including luxury and upper upscale product;
- availability of capital;
- our failure to maintain effective internal control over financial reporting and disclosure controls and procedures;
- risks related to natural disasters;
- increases in interest rates and operating costs, including insurance premiums and real property taxes;
- difficulties in identifying properties to acquire and completing acquisitions;
- contagious disease outbreaks, including the H1N1 virus outbreak;
- delays and cost-overruns in construction and development;
- marketing challenges associated with entering new lines of business or pursuing new business strategies;
- general volatility of the capital markets and the market price of our shares of common stock;
- our failure to maintain our status as a REIT;

- changes in the competitive environment in our industry and the markets where we invest;
- changes in real estate and zoning laws or regulations;
- legislative or regulatory changes, including changes to laws governing the taxation of REITS;
- changes in generally accepted accounting principles, policies and guidelines;
- litigation, judgments or settlements; and
- hostilities, including future terrorist attacks, or the apprehension of hostilities, in each case that affect travel within or to the United States, Mexico, Germany, France, England or other countries where we invest.

Any forward-looking statement speaks only as of the date on which such statement is made. New factors emerge from time to time and it is not possible for management to predict all such factors. We do not intend, and disclaim any duty or obligation, to update or revise any industry information or forward-looking statements set forth in this annual report on Form 10-K to reflect new information, future events or otherwise, except as required by law. Readers are urged to carefully review and consider the various disclosures made in this annual report on Form 10-K and in our other documents filed with the Securities and Exchange Commission (SEC) that attempt to advise interested parties of the risks and other factors that may affect our business, prospects and results of operations and financial condition.

PART I

ITEM 1. BUSINESS.

Overview

Strategic Hotels & Resorts, Inc. (SHR) was incorporated in Maryland in January 2004 to acquire and asset-manage upper upscale and luxury hotels that are subject to long-term management contracts. The terms upper upscale and luxury are classifications of hotels by brand that are defined by Smith Travel Research, an independent provider of lodging industry statistical data. We went public in an initial public offering in June 2004. Our accounting predecessor, Strategic Hotel Capital, L.L.C. (SHC LLC), was founded in 1997 by Laurence Geller, our president and chief executive officer, Goldman, Sachs & Co.'s Whitehall Fund and others. We own our properties through our investment in Strategic Hotel Funding, L.L.C., our operating partnership, which we refer to herein as SH Funding, and its subsidiaries.

We operate as a self-administered and self-managed real estate investment trust (REIT) managed by our board of directors and executive officers and conduct our operations through our direct and indirect subsidiaries including SH Funding. We are the managing member of SH Funding and hold approximately 99% of its membership units as of February 23, 2011.

As of February 23, 2011, we:

- wholly own or lease 13 hotels, have a 51% interest in each of the affiliates that own two hotels where we asset manage such hotels, and have a 34.3% interest in, and act as asset manager for, a joint venture that owns one hotel;
- own land held for development including:
  - 20.5 acres of oceanfront land adjacent to our Four Seasons Punta Mita Resort, Nayarit, Mexico and 60.0 acres of oceanfront land near the Four Seasons Punta Mita Resort;
  - a 20,000 square-foot parcel of land on the ocean in Santa Monica, California adjacent to our Loews Santa Monica Beach Hotel entitled for development and residential units;
  - 10.0 acres of land adjacent to our Fairmont Scottsdale hotel; and
  - a 31% interest in a joint venture with two unaffiliated parties that is developing the fractional ownership program known as the Four Seasons Residence Club Punta Mita.

We do not operate any of our hotels directly; instead we employ internationally known hotel management companies to operate them for us under management contracts or operating leases. Our existing hotels are operated under the widely-recognized upper upscale and luxury brands of Fairmont®, Four Seasons®, Hyatt®, InterContinental®, Loews®, Marriott®, Ritz-Carlton® and Westin®. The Hotel del Coronado is operated by a specialty management company, KSL Resorts.

We seek to maximize asset values and operating results through asset management. Although we have no imperative to grow, we will opportunistically seek to acquire additional properties that meet our disciplined investment criteria.

As used in this report, references to "we", "our", and "us" are to SHR and, except as the context otherwise requires, its consolidated subsidiaries, including SH Funding (the Company).

Business Strategy

We are a preeminent owner of upper upscale and luxury branded hotels located primarily in the United States with select international hotels. Our strategy involves the acquisition of hotels with strong underlying real estate values, adding value through the application of management's superior asset management skills, identifying redevelopment opportunities to enhance cash flow and value, and opportunistic dispositions of hotels upon completion of our value enhancement and cash flow generating strategies.

- Acquisition Strategy

  Acquisitions have historically been a significant part of the business strategy of the Company and one of our core competencies is a diligent approach that includes continuous research based selection of target markets and individual properties. Members of our management team have the skills and experience to acquire and asset manage hotels both domestically and internationally, which we believe differentiates us among lodging REITs.

- Asset Management Strategy

  We believe that we can enhance our cash flow and earnings growth through expert asset management, which will ultimately generate increased operating margins and higher investment returns. Our value-added asset management strategy has the following general components:

  - Working in partnership with the hotel management companies that operate our hotels, we build an asset management approach to enhance the cash flow and value of our properties. We have multi-property relationships with a select group of hotel management companies that in our opinion have strong brand recognition, superior marketing capabilities, management depth and an ability to work with our team to create efficient operations. We improve hotel operating performance through the application of value-added programs involving consumer and market research, competitive benchmarking, technology upgrades and systems development and upgrades.

  - We provide rigorous oversight of the properties and the hotel management companies that operate them to ensure the alignment of the hotel management companies' and our interests; and to monitor the hotel management companies' and our compliance with the management contracts relating to our properties. Typically, this oversight allows for maximizing operating margins and enhances property values.

- Redevelopment Strategy

  A major component of our value creation strategy is to create incremental sources of income from properties through thoughtfully executed and consumer market research based redevelopment.

  Our current portfolio now includes capital investments completed during the past five years, which give us a competitive portfolio in excellent physical condition that management believes can provide relative outperformance during the current recovery cycle and moderates the need for near-term maintenance capital investment. In addition, prior to the recent period of market weakness, we created and planned a variety of property investment programs. Our goal is to enhance the cash flow growth of our portfolio during the recovery period through the careful execution of these plans.

- Disposition Strategy

  - We recycle capital for future investments through opportunistic dispositions. We would consider the disposition of all or part of our investment in a property in circumstances where we believe our asset management strategy has maximized the property's value, the proceeds of the disposition are unusually attractive, the market in which the property is located is declining or static, or competition in the market requires substantial capital investment that will not generate returns that meet our criteria.

  - Proceeds from dispositions would generally be intended to be reinvested in redevelopment activities in our existing portfolio, the acquisition of additional hotel properties where the application of our life cycle-based investment strategy can begin again, or enhancement of the Company's balance sheet.

- During the current market environment, we have undertaken a comprehensive review of our assets against sources of capital in the marketplace with the objective of seeking strategies to sell assets in order to supplement our liquidity position. We recently sold the InterContinental Prague, Four Seasons Mexico City and Renaissance Paris Hotel Le Parc Trocadero for this purpose. On December 23, 2010, we entered into an agreement to sell our leasehold interest in the Paris Marriott hotel. The sale is scheduled to close before April 30, 2011.

Competition

The hotel industry is highly competitive and the hotels in which we invest are subject to competition from other hotels for guests. Competition is based on a number of factors, most notably convenience of location, brand affiliation, price, range of services, guest amenities or accommodations offered and quality of customer service. Competition is often specific to the individual markets in which our properties are located and includes competition from existing and new hotels operated under brands in the upper upscale and luxury segments. Increased competition could have a material adverse effect on the occupancy rate, average daily room rate and room revenue per available room of our hotels or may require us to make capital improvements that we otherwise would not have to make, which may result in decreases in our profitability.

Because our hotels operate in the upper upscale and luxury segment of the market, we face increased competition from providers of less expensive accommodations, such as limited service hotels or independent owner-managed hotels, during periods of economic downturn when leisure and business travelers become more sensitive to room rates. As a result, there is pressure to lower average daily rates during such periods to compete for these guests.

We face competition from institutional pension funds, private equity investors, other REITs and numerous local, regional and national owners in each of our markets. Some of these entities may have substantially greater financial resources and may be able to accept more risk than we can prudently manage. Competition may generally reduce the number of suitable investment opportunities offered to us and increase the bargaining power of property owners seeking to sell their properties to us.

Seasonality

For information relating to the seasonality of our business, see "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations—Seasonality" on page 58 of this Form 10-K.

Employees

As of February 23, 2011, we had 39 full-time and four part-time corporate employees. We believe that our relations with our employees are good. None of our corporate employees are unionized.

Environmental

Environmental consultants retained by us or our lenders conducted Phase I environmental site assessments on many of our properties. These Phase I assessments often relied on older environmental assessments prepared in connection with a prior financing or acquisition. The lenders did not conduct Phase I assessments on our European properties, although older environmental assessments or building engineering surveys exist for these properties. Phase I assessments are designed to evaluate the potential for environmental contamination on properties based generally upon site inspections, facility personnel interviews, historical information and certain publicly-available databases, but Phase I assessments will not necessarily reveal the existence or extent of all environmental conditions, liabilities or compliance concerns at the properties.

Although the Phase I assessments and other environmental assessments that have been conducted with respect to certain of our properties disclose certain conditions on our properties and the use of hazardous substances in operation and maintenance activities that could pose a risk of environmental contamination or liability, we are not aware of any environmental liability that we believe would have a material adverse effect on our business, financial position, results of operations or cash flows. See "Item 1A. Risk Factors—Environmental and other governmental laws and regulations could increase our compliance costs and liabilities and adversely affect our financial condition and results of operations" and "Item 1A. Risk Factors—The presence of any environmental conditions at our properties could result in remediation and other costs and liabilities and adversely affect our financial condition and results of operations."

Insurance

Our management believes that our properties are adequately covered by insurance, subject to the risks described under "Item 1A. Risk Factors," including, among others, the factors described under "Uninsured and underinsured losses could adversely affect our financial condition and results of operations, which may affect our ability to make distributions to our stockholders." We are responsible for arranging the insurance for most of our hotels, although in certain cases, the hotel management companies that operate our hotels assume responsibility for arranging insurance under the relevant management agreement. Our properties are covered by blanket insurance policies, which cover multiple properties. In the event that these blanket policies are drawn on to cover certain losses on certain properties, the amount of insurance coverage available under such policies could thereby be reduced and could be insufficient to cover the remaining properties' insurable risks.

REIT Structure

The provisions of the REIT Modernization Act of 1999, as amended (the RMA), allow REITs, subject to certain limitations, to own, directly or indirectly, up to 100% of the stock of a taxable REIT subsidiary (TRS) that can engage in businesses previously prohibited to a REIT. In particular, these provisions permit hotel REITs to own a TRS that leases hotels from the REIT, rather than requiring the lessee to be a separate, unaffiliated party. However, hotels leased to a TRS still must be managed by an unaffiliated third party. The TRS provisions are complex and impose several conditions on the use of TRSs. No more than 25% of a REIT's assets may consist of securities of TRSs, and no more than 25% of a REIT's assets may consist of non-qualifying assets, including securities of TRSs and other taxable subsidiaries. In addition, the RMA provides that a REIT may generally not own more than 10% of the voting power or value of a corporation that is not treated as a TRS.

Ownership of Hotels

Where we have an ownership interest in a hotel, the entity through which we hold such ownership interest (a Strategic Ownership Entity) will generally lease the hotel to one of our TRSs and the TRS will enter into a management agreement with an independent third party for such party to operate the hotel. A lease between a Strategic Ownership Entity and one of our TRSs (an Affiliate Lease) provides for the TRS to pay to the Strategic Ownership Entity a base rent plus a percentage rent (as more fully described below). An Affiliate Lease must contain economic terms that are similar to a lease between unrelated parties or, pursuant to the RMA, the Strategic Ownership Entity may have to pay a 100% penalty tax on some of the payments it receives from our TRS under such Affiliate Lease.

Each Affiliate Lease has a non-cancelable term of approximately five years, subject to earlier termination upon the occurrence of certain contingencies such as damage or destruction that renders the hotel unsuitable for our TRS' use and occupancy, condemnation or our sale or disposition of the hotel.

During the term of each Affiliate Lease, our TRS is obligated to pay a fixed annual base rent and a percentage rent to the applicable Strategic Ownership Entity. Percentage rent is calculated by multiplying fixed percentages by gross room revenues and other revenues, subject to certain adjustments. Percentage rent is paid quarterly, except with respect to the Paris Marriott Champs Elysees, where percentage rent is paid monthly. Base rent accrues and is paid monthly. Base rents and percentage rents are adjusted annually for changes in the consumer price index or similar indices.

Fixed charges, including real estate and personal property taxes, capital expenditures and a reserve for capital expenditures are obligations of the lessor under our Affiliate Lease. Our TRSs are required to pay rent, all costs and expenses and all utility and other charges incurred in the operation of the hotels we own. The party responsible for maintaining insurance on a property is dependent on the specific lease.

Third Party Lease Agreements

We are the tenant under leases with third-party landlords for the Paris Marriott Champs Elysees, which has been classified as held for sale as of December 31, 2010, and the Marriott Hamburg. We are also the tenant under ground leases with third-party landlords where we lease the land for the Marriott Lincolnshire, the Marriott London Grosvenor Square and a parcel of land that is part of the Fairmont Scottsdale hotel property. The remaining life on the initial terms of these third party leases range from 10 to 74 years. These third party lease agreements require us to make annual rental payments comprised of a minimum rental amount (subject to indexation) and may also include additional rent comprised of a percentage of hotel operating profit, less minimum rent, or the greater of a minimum rental amount and a percentage of certain revenues.

Hotel Management Agreements

Most of our hotels are managed and operated by third parties pursuant to management agreements entered into between our TRSs and hotel management companies. These management agreements generally provide for the payment of base management fees within a range of 1.00% to 5.00% of revenues, as defined in the applicable agreements. In addition, an incentive fee may be paid if certain criteria are met. Certain of the management agreements also provide for the payment by us of advisory fees or license fees. The remaining terms (not including renewal options) of these management agreements range from four to 27 years. A management agreement with one of our operators typically has the terms described below.

- ***Operational services.*** The manager has exclusive authority to supervise, direct and control the day-to-day operation and management of the hotel, including establishing all room rates, processing reservations, procuring inventories, supplies and services, and preparing public relations, publicity and marketing plans for the hotel. The manager receives compensation in the form of a base management fee and an incentive management fee, typically calculated as percentages of gross revenues and operating profits, respectively. In some cases, the incentive management fee is paid only after we have received a certain level of income.
- ***Executive supervision and management services.*** The manager supervises all managerial and other employees for the hotel, reviews the operation and maintenance of the hotel, prepares reports, budgets and projections and provides other administrative and accounting support services to the hotel. In some cases, we maintain authority to approve the appointment of the hotel's general manager.
- ***Chain services.*** Our management agreements require the managers to furnish chain services that are generally made available to other hotels managed by such operators. Such services include: (1) the development and operation of computer systems and reservation services, (2) management and administrative services, (3) marketing and sales services, (4) human resources training services and (5) such additional services as may from time to time be more efficiently performed on a national, regional or group level.
- ***Working capital.*** Our management agreements typically require us to maintain working capital for a hotel and to fund the cost of fixed asset supplies such as linen and other similar items. We are also responsible for providing funds to meet the cash needs for the hotel operations if at any time the funds available from hotel operations are insufficient to meet the financial requirements of the hotel.
- ***Furniture, fixtures and equipment replacements.*** Our management agreements generally provide that once each year the manager will prepare a list of furniture, fixtures and equipment to be acquired and certain routine repairs to be performed in the next year and an estimate of the funds that are necessary, subject to our review and approval. In addition, we are required to provide to the manager all

necessary furniture, fixtures and equipment for the operation of a hotel (including funding any required furniture, fixtures and equipment replacements). For purposes of funding the furniture, fixtures and equipment replacements, a specified percentage of the gross revenues of the hotel is deposited by the manager in an escrow account (typically 4.0% to 5.0%).

- ***Building alterations, improvements and renewals.*** Our management agreements generally require the manager to prepare an annual estimate of the expenditures necessary for major repairs, alterations, improvements, renewals and replacements to the structural, mechanical, electrical, heating, ventilating, air conditioning, plumbing and vertical transportation elements of a hotel. In addition to the foregoing, the management agreements generally provide that the manager may propose such changes, alterations and improvements to the hotel as are required by reason of laws or regulations or, in the manager's reasonable judgment, to keep the hotel in a safe, competitive and efficient operating condition.
- ***Sale of the hotel.*** Most of our management agreements limit our ability to sell, lease, or otherwise transfer a hotel unless the transferee is not a competitor of the manager, and unless the transferee assumes the related management agreement and meets specified other conditions.
- ***Service marks.*** During the term of our management agreements, the service mark, symbols and logos currently used by the manager may be used in the operation of the hotel. Any right to use the service marks, logo and symbols and related trademarks at a hotel will terminate with respect to that hotel upon termination of the management agreement with respect to such hotel.

We lease one of our hotels, the Marriott Hamburg, pursuant to a lease agreement whereby rent is paid by the hotel management company that operates the hotel, as lessee, to us for an amount equal to a fixed base rent plus a specified percentage of profits in excess of the base rent. Otherwise, the terms of the lease are similar to the terms of our management contracts described above.

Code of Business Conduct and Ethics and Corporate Governance Documents

We have adopted a code of business conduct and ethics that applies to all of our employees, directors and officers, including our principal executive officer, principal financial officer and principal accounting officer. This code of business conduct and ethics is designed to comply with SEC regulations and New York Stock Exchange (NYSE) corporate governance rules related to codes of conduct and ethics and is posted on our corporate website at www.strategichotels.com. We intend to disclose future amendments to certain provisions of our code of business conduct and ethics, or waivers of such provisions granted to directors and specified officers, on our website within four business days following the date of such amendment or waiver. In addition, our corporate governance guidelines and charters for our audit, compensation and corporate governance and nominating committees are also posted on our corporate website. Copies of our code of business conduct and ethics, our corporate governance guidelines and our committee charters are also available free of charge upon request directed to Corporate Secretary, Strategic Hotels & Resorts, Inc., 200 West Madison Street, Suite 1700, Chicago, Illinois 60606.

Geographic and Business Segment Information

For information with respect to revenues from and our long-lived assets located in different geographic areas, refer to "Item 8. Financial Statements and Supplementary Data—18. Geographic and Business Segment Information."

Where to Find More Information

We maintain a website at www.strategichotels.com. Through our website, we make available, free of charge, our annual proxy statement, our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC. The SEC maintains a website that contains these reports at www.sec.gov.

ITEM 1A. RISK FACTORS.

In addition to the information and factors discussed elsewhere in this annual report on Form 10-K, including our consolidated financial statements and the related notes, the factors disclosed below could cause our actual results to differ materially from those projected in any future-looking statements and could affect our future financial performance.

Risks related to our business

The U.S. and other financial markets have recently been in turmoil and the U.S. and other economies in which we operate are in the midst of a slow but fragile economic recovery and highly volatile stock market climate, which continue to negatively impact our operations and our liquidity.

The U.S. and other financial markets have recently experienced extreme dislocations and a severe contraction in available liquidity globally as important segments of the credit markets were impaired. Global financial markets were disrupted by, among other things, volatility in securities prices, ratings downgrades and declining valuations, and this disruption has been acute in real estate related markets. This disruption has led to a decline in business and consumer confidence and increased unemployment and has precipitated an economic recession around the globe. As a consequence, owners and operators of commercial real estate, including hotels and resorts, may experience a stagnation or further declines of business and real estate values in the United States or elsewhere and continuing liquidity constraints as lenders may be unwilling or unable to originate new credit on commercially reasonable terms, or at all, and the capital markets may be otherwise unavailable. We are unable to predict the likely duration of the slow, but fragile economic recovery and highly volatile stock market climate and the effects they may have on our business, financial condition and results of operations.

Our financial covenants may adversely affect our financial position, results of operations and liquidity.

The agreement governing our bank credit facility and certain other agreements include financial and other covenants that must be met for us to remain in compliance with those agreements. Those agreements also contain customary restrictions, requirements and other limitations, including restrictions on our ability to incur additional indebtedness. Importantly, the bank credit facility contains financial covenants that must be met, including the maintenance of stipulated minimum levels of tangible net worth and fixed charge coverage, and maximum levels of leverage and borrowing base availability. Availability under the bank credit facility was based on, among other factors, the lesser of the calculation of 1.3 times debt service coverage based on an assumed 8% loan constant for the borrowing base assets or a 45% advance rate against the appraised value of the borrowing base assets. The actual interest rate on the bank credit facility is LIBOR plus 3.75%, which equates to 4.01% as of December 31, 2010. In February 2011, we amended the bank credit facility. Among other things, the availability under the bank credit facility was modified and is now based on the lesser of the calculation of 1.2 times debt service coverage based on an assumed 7% loan constant for the borrowing base assets or a 55% advance rate against the appraised value of the borrowing base assets. Our ability to borrow under our bank credit facility is subject to compliance with these financial and other covenants, and our ability to comply with these covenants will be impacted by, among other things, any deterioration in our operations brought on by the recent economic downturn, potential further declines in our property values, additional borrowings to maintain our liquidity and fund our capital and financing obligations, and security concerns impacting travel to Mexico.

Our available capacity under the bank credit facility and compliance with financial covenants in future periods will depend substantially on the financial results of our hotels, and in particular, the results of the borrowing base assets, which include the Four Seasons Punta Mita Resort, Four Seasons Washington, D.C., Marriott Lincolnshire, and Ritz-Carlton Laguna Niguel hotels. The operating results of a borrowing base property in Mexico has been negatively impacted by the H1N1 flu outbreak and security concerns impacting travel to Mexico, as well as the recent economic downturn. If these negative conditions persist or if our property values decline further, the maximum availability under the bank credit facility may decline to a level below our short-term borrowing needs. If that were to occur, outstanding borrowings exceeding the maximum availability under the bank credit facility would need to be repaid to avoid a default under the bank credit facility, absent an amendment or waiver. If we are unable to borrow under our bank credit facility or to refinance existing indebtedness, we may be prevented from funding our working capital needs or proposed debt restructurings.

In the event that the slow, but fragile recovery of the economy stalls and negative economic conditions worsen and our business significantly deteriorates, we may be required to take further steps to acquire the funds necessary to satisfy our short-term cash needs, including possibly liquidating some of our assets on terms that would be less attractive than would be obtainable after conditions in the economy, the credit markets and the hotel markets improve. If negative conditions worsen, our business deteriorates further and we do not achieve a successful disposition of assets or increase our liquidity through alternative channels or modify or obtain a waiver to certain terms of our bank credit facility, we may breach one or more of our financial covenants or the maximum availability under the bank credit facility may fall below our short-term borrowing needs. A default under the bank credit facility would allow the lenders to declare all amounts outstanding under the facility to become due and payable. Additionally, such an acceleration event would allow for acceleration of the interest rate swaps (with a termination value of $(107.8) million as of December 31, 2010).

In addition, our lenders, including the lenders participating in our bank credit facility, may have suffered losses related to their lending and other financial relationships, especially because of the general weakening of the economy and increased financial instability of many borrowers. As a result, lenders may become less able or unwilling to allow us to draw down on our bank credit facility and/or we may be unable to obtain other financing on favorable terms or at all. Our financial condition and results of operations would be adversely affected if we were unable to draw funds under our bank credit facility because of a lender default or if we were unable to obtain other financing.

We have substantial debt, a portion of which is variable-rate debt, and upon maturity, we plan to refinance with new debt, which may not be available when required on optimal terms or at all.

We have a substantial amount of outstanding indebtedness, a portion of which bears interest at a variable-rate, and to the extent available, we may borrow additional variable-rate debt under our bank credit facility. When we seek to refinance our outstanding indebtedness, our interest expense may increase. Increases in interest rates on our existing variable-rate indebtedness, or on new indebtedness we incur when refinancing our existing indebtedness, would increase our interest expense, which could harm our cash flow and our ability to pay distributions. As of December 31, 2010, we had total debt of $1.15 billion, and, including the effect of interest rate swaps, approximately 100.0% of our total debt had fixed interest rates.

Our significant debt may negatively affect our business and financial results, including:

- requiring us to use a substantial portion of our funds from operations to make required payments on principal and interest, which reduces the amounts available for distributions to our stockholders and funds available for operations, capital expenditures, future business opportunities and other purposes;
- making us more vulnerable to economic and industry downturns and reducing our flexibility in responding to changing business and economic conditions;
- limiting our ability to borrow more money for operations, capital or to finance acquisitions in the future; and
- requiring us to dispose of properties to make required payments of interest and principal.

Since we anticipate that our internally generated cash will be adequate to repay only a portion of our indebtedness prior to maturity, we expect that we will be required to repay debt through refinancings and/or equity offerings. The amount of our existing indebtedness may adversely affect our ability to repay debt through refinancings. See the discussion under the subheading "Debt Maturity:" in Note 9 of the Notes to our Consolidated Financial Statements included in Item 8 of Part II of this Form 10-K for quantified information regarding our debt maturities as of December 31, 2010. While the credit markets have begun to recover from the severe contraction experienced during the recent economic downturn, there can be no assurance that we will be able to refinance our debt with new borrowings or raise capital through the sale of equity. If we are unable to refinance or restructure our indebtedness on acceptable terms, or at all, we might be forced to dispose of one or more of our properties on disadvantageous terms, or forfeit the property securing such indebtedness, which might result in losses to us and which might adversely affect cash available for distributions to our stockholders. Alternatively, any debt we may arrange may carry a higher rate of interest or the shares we issue in any equity offering may require a higher rate of dividends or other dilutive terms. As a result, certain growth initiatives could prove more costly or not economically feasible. A failure to retain or refinance our bank credit facility or to add new or replacement debt facilities could have a material adverse effect on our business, financial condition and results of operations.

We also intend to incur additional debt in connection with future acquisitions of real estate. We may, in some instances, to the extent available, borrow under our bank credit facility or borrow new funds to acquire properties. The curtailment of lending by many traditional commercial real estate lenders impedes our ability to grow our portfolio of hotels through future acquisitions and otherwise may prevent us from executing our business plans, including limiting the likelihood of successful asset dispositions. In addition, we may incur mortgage debt by obtaining loans secured by a portfolio of some or all of the real estate properties we acquire. If necessary or advisable, we may also borrow funds to satisfy the requirement that we distribute to stockholders at least 90% of our annual REIT taxable income or to ensure otherwise that we maintain our qualification as a REIT for U.S. federal income tax purposes.

Our working capital and liquidity reserves may not be adequate to cover all of our cash needs and we may have to obtain financing from either affiliated or unaffiliated sources. The recent financial market turmoil and economic recession have severely contracted available liquidity and therefore sufficient financing may not be available or, if available, may not be available on reasonable terms. Additional borrowings for working capital purposes will increase our interest expense, and therefore may harm our financial condition and results of operations.

Our organizational documents do not limit the amount of indebtedness that we may incur. To the extent we become more leveraged, the resulting increase in our debt service obligations would reduce cash available for distributions to our stockholders and could adversely affect our ability to make payments on our outstanding indebtedness and harm our financial condition.

The uncertain environment in the lodging industry and the economy generally will continue to impact our financial results and growth.

While the global economic climate appears to be improving, it is unclear whether the lodging industry, which prior to 2008 had experienced a period of sustained growth, will stagnate or decline further. Negative publicity regarding luxury hotels and decreases in airline capacity could also reduce demand for our hotel rooms. Accordingly, our financial results and growth could be harmed if the global economic climate does not continue to improve or becomes worse.

We own primarily upper upscale and luxury hotels, and the upper upscale and luxury segments of the lodging market are highly competitive and generally subject to greater volatility than other segments of the market, which could negatively affect our profitability.

The upper upscale and luxury segments of the hotel business are highly competitive. Our hotels compete on the basis of location, room rates and quality, service levels, reputation and reservations systems, among many other factors. There are many competitors in our hotel chain scale segments, and many of these competitors have substantially greater marketing and financial resources than we have. This competition could reduce occupancy levels and room revenue at our hotels, which would harm our operations. Over-building in the hotel industry may increase the number of rooms available and may decrease occupancy and room rates. We will also face competition from nationally recognized hotel brands with which we are not associated. In addition, in periods of weak demand, profitability is negatively affected by the relatively high fixed costs of operating upper upscale and luxury hotels when compared to other classes of hotels.

The illiquidity of real estate investments and the lack of alternative uses of hotel properties could significantly limit our ability to respond to adverse changes in the performance of our properties and harm our financial condition.

Because real estate investments are relatively illiquid, our ability to promptly sell one or more of our properties in response to changing economic, financial and investment conditions is limited. We cannot predict whether we will be able to sell any property for the price or on the terms set by us, or whether any price or other terms offered by a prospective purchaser would be acceptable to us. We also cannot predict the length of time needed to find a willing purchaser and to close the sale of a property. The difficulty in selling an asset is exacerbated by the dislocation in the debt and equity markets currently being experienced.

In addition, hotel properties may not readily be converted to alternative uses if they were to become unprofitable due to competition, age of improvements, decreased demand or other factors. The conversion of a hotel to alternative uses would also generally require substantial capital expenditures.

We may be required to expend funds to correct defects or to make improvements before a property can be sold. We may not have funds available to correct those defects or to make those improvements and as a result our ability to sell the property would be limited. These factors and any others that would impede our ability to respond to adverse changes in the performance of our properties could significantly harm our financial condition and results of operations.

We incurred losses in fiscal years 2010, 2009 and 2008 due to the negative economic environment, and we may continue to incur losses in the future.

We incurred net losses of $230.8 million, $246.4 million and $317.5 million for our 2010, 2009 and 2008 fiscal years, respectively. The recent economic downturn has negatively impacted business and leisure travel leading to a reduction in revenues at our hotel properties. The slow rate of the fragile economic recovery or a further decline in economic conditions will likely produce continued losses. There can be no assurance that we will resume profitable operations and generate net income for our stockholders in the near term or at all.

Certain of our long-lived assets, investments in unconsolidated joint ventures and goodwill have in the past become impaired and may become impaired in the future.

We periodically review each of our hotels and any related goodwill for possible impairment. Based on the results of these analyses, in fiscal year 2010 we wrote off $141.9 million to impairment losses to reduce the carrying values of long-lived assets and investments in unconsolidated joint ventures on our balance sheet to their estimated fair values. Our other hotels and related goodwill may become impaired, or our hotels and related goodwill which have previously become impaired may become further impaired, in the future, which may adversely affect our financial condition and results of operations.

We rely to a significant extent on our president and chief executive officer, Mr. Laurence Geller, the loss of whom could have a material adverse effect on our business.

Our continued success will depend to a significant extent on the efforts and abilities of our president and chief executive officer, Mr. Laurence Geller. Mr. Geller is an experienced hotel industry senior executive, operator and consultant with over 40 years of experience working with many major multinational hotel companies and executives. Mr. Geller is actively engaged in our management and determines our strategic direction, especially with regard to our operational, financing, acquisition and disposition activities. Mr. Geller's departure could have a material adverse effect on our operations, financial condition and operating results. Mr. Geller's employment agreement was amended and restated on August 27, 2009. Pursuant to that agreement, Mr. Geller will serve as our president and chief executive officer through December 31, 2012, subject to earlier termination under certain circumstances described in the agreement.

The geographic concentration of our hotels in California makes us more susceptible to an economic downturn or natural disaster in that state.

As of February 23, 2011, six of the hotels we own are located in California, the greatest concentration of our portfolio of properties in any state. California has been historically at greater risk to certain acts of nature, such as fire, floods and earthquakes, than other states, and has also been subject to a more pronounced economic downturn than other states. It is also possible that a change in California laws applicable to hotels and the lodging industry may have a greater impact on us than a change in comparable laws in another jurisdiction where we have hotels. Accordingly, our business, financial condition and results of operations may be particularly susceptible to a natural disaster, downturn or changes in the California economy.

We have suspended the payment of dividends on our common and preferred stock.

On November 4, 2008, we suspended payment of our dividend on our shares of common stock. In addition, in February 2009, our board of directors elected to suspend the quarterly dividend beginning with the first quarter of 2009 to holders of shares of our 8.50% Series A Cumulative Redeemable Preferred Stock, of 8.25% Series B Cumulative Redeemable Preferred Stock and 8.25% Series C Cumulative Redeemable Preferred Stock. We suspended these dividend payments in an effort to preserve liquidity. Pursuant to the Articles Supplementary governing our preferred stock, if we do not pay quarterly dividends on our preferred stock for six quarters, whether or not consecutive, the size of our board of directors will be increased by two and the holders of our preferred stock will have the right to elect two additional directors to our board. As of December 31, 2010, we did not pay quarterly dividends for eight quarters. There have been no new directors added to the board. We can provide no assurance as to when we will resume paying dividends on our common and preferred stock, if ever.

If we fail to maintain effective internal control over financial reporting and disclosure controls and procedures in the future, we may not be able to accurately report our financial results, which could have an adverse effect on our business.

If our internal control over financial reporting and disclosure controls and procedures are not effective, we may not be able to provide reliable financial information. If we discover deficiencies in our internal controls, we will make efforts to remediate these deficiencies; however, there is no assurance that we will be successful either in identifying deficiencies or in their remediation. Any failure to maintain effective controls in the future could adversely affect our business or cause us to fail to meet our reporting obligations. Such non-compliance could also result in an adverse reaction in the financial marketplace due to a loss of investor confidence in the reliability of our financial statements. In addition, perceptions of our business among customers, suppliers, rating agencies, lenders, investors, securities analysts and others could be adversely affected.

Rising operating expenses and costs of capital improvements could reduce our cash flow, earnings before interest expense, taxes, depreciation and amortization (EBITDA) and funds available for future distributions.

Our properties are subject to operating risks common to the lodging industry in general. If a property's occupancy or room rates drop to the point where its revenues are insufficient to cover its operating expenses, then we could be required to spend additional funds for that property's operating expenses. Our properties are continually subject to increases in real estate and other tax rates, wages and benefits, utility costs, operating expenses, insurance costs, repairs and maintenance and administrative expenses, which may reduce our cash flow, EBITDA and funds available for future distributions to our stockholders.

Our hotel properties have an ongoing need for renovations and other capital improvements, including replacements, from time to time, of furniture, fixtures and equipment. Some of these capital improvements are mandated by health, safety or other regulations. These capital improvements may give rise to (i) a possible shortage of available cash to fund capital improvements, (ii) the possibility that financing for these capital improvements may not be available to us on affordable terms and (iii) uncertainties as to market demand or a loss of market demand after capital improvements have begun. The costs of these capital improvements could adversely affect our financial condition and amounts available for distributions to our stockholders.

Our business and operating results depend in large part upon the performance of third-party hotel management companies that manage our hotels.

Our hotels are managed by third-party hotel management companies pursuant to management agreements or, with respect to the Marriott Hamburg, the lease applicable to that property. Therefore, our business and operating results depend in large part upon the performance of these hotel management companies under these management agreements.

Under the terms of these management agreements, the third-party hotel managers control the daily operations of our hotels. We do not have the authority to require any hotel to be operated in a particular manner or to govern any particular aspect of the daily operations of any hotel (for instance, setting room rates). Thus, even if we believe our hotels are being operated inefficiently or in a manner that does not result in satisfactory occupancy rates, net revenue per available room or average daily rate, we may not be able to force the hotel management companies in question to change their methods of operation of our hotels. Additionally, in the event that we need to replace any hotel management company, we may be required by the terms of the applicable management agreement to pay a substantial termination fee and may experience disruptions at any affected hotel. The effectiveness of the hotel management companies in managing our hotels will, therefore, significantly affect the revenues, expenses and value of our hotels. Occasionally, we have discovered accounting errors at some of our properties relating to the improper recording of income statement expenses, misstated inventories and other items apparently caused by poor accounting practices and oversight. In the event our third-party hotel management companies are not able to implement and maintain appropriate accounting controls with respect to our properties, our business, results of operations and financial condition could be adversely affected.

Additionally, the hotel management companies that operate our hotels and their affiliates own, operate, or franchise properties other than our properties, including properties that directly compete with our properties. Therefore, a hotel management company may have different interests than our own with respect to short-term or long-term goals and objectives, including interests relating to the brand under which such hotel management company operates. Such differences may be significant depending upon many factors, including the remaining term of the applicable management agreement, trade area restrictions with respect to competitive practices by the hotel management company or its affiliates or differing policies, procedures or practices. Any of these factors may adversely impact the operation and profitability of a hotel, which could harm our financial condition and results of operations.

All revenues generated at our hotels, including credit card receivables, are deposited by the payors into accounts maintained and controlled by the relevant hotel management company, which pays operating and other expenses for the relevant hotel (including real and personal property taxes), pays itself management fees in accordance with the terms of the applicable management agreement and makes deposits into any reserve funds required by the applicable management agreement. In the event of a bankruptcy or insolvency involving a hotel management company, there is a risk that the payment of operating and other expenses for the relevant hotel and payment of revenues to us may be delayed or otherwise impaired. The bankruptcy or insolvency of a hotel management company may significantly impair its ability to provide services required under the management agreement.

Certain of the employees at our hotels are covered by collective bargaining agreements and labor disputes may disrupt operations or increase costs at our hotels.

Our hotel management companies act as employer of the hotel level employees. At certain of our hotels, these employees are covered by collective bargaining agreements. At the current time, the collective bargaining agreements at our Westin St. Francis hotel and Fairmont Chicago hotel have expired. At this time, we cannot predict when or whether new agreements will be reached in these markets and what the impact of prolonged negotiations could be. If agreements are reached, the agreements may cause us to incur additional expenses related to our employees, thereby reducing our profits and impacting our financial results negatively. Additionally, if agreements are not reached and there are labor disputes, including strikes, such as the rolling strikes we experienced at our Westin St. Francis hotel in 2010, operations at our hotels could suffer due to the diversion of business to other hotels or increased costs of operating the hotel during such a labor dispute, thereby impacting our financial results negatively.

The outbreak of a pandemic disease, including the H1N1 virus, has had and may in the future have an adverse impact on our financial results.

An outbreak of a pandemic disease, including the H1N1 virus, has had and may in the future have a significant adverse impact on travel and the lodging industry. As a consequence, our financial results of operations may be adversely effected.

Our renovation and development activities are subject to timing, budgeting and other risks.

We are in the process of renovating several of our properties and expect to continue similar activities in the future, as well as develop and redevelop certain properties. These renovation, development, and redevelopment activities and the pursuit of acquisition and other corporate opportunities expose us to certain risks, including those relating to:

- construction delays or cost overruns that may increase project costs and, as a result, make the project uneconomical;
- defects in design or construction that may result in additional costs to remedy or require all or a portion of a property to be closed during the period required to rectify any such situation;
- the failure to complete construction of a property on schedule;
- insufficient occupancy rates at a completed project impeding our ability to pay operating expenses or achieve targeted rates of return on investment;
- the incurrence of acquisition and/or predevelopment costs in connection with projects that are delayed or not pursued to completion;
- natural disasters such as earthquakes, hurricanes, floods or fires that could adversely impact a project;
- receipt of zoning, occupancy, building, land-use or other required governmental permits and authorizations; and
- governmental restrictions on the nature or size of a project or timing of completion.

In the case of an unsuccessful project, we may be required to write off capitalized costs associated with the project and such write-offs may be significant and adversely affect our financial condition and results of operations.

We face competition for the acquisition of real estate properties.

We compete with institutional pension funds, private equity investors, other REITs, owner-operators of hotels and others who are engaged in real estate investment activities that focus on the acquisition of hotels.

These competitors may drive up the price we must pay for real property, other assets or other companies we seek to acquire or may succeed in acquiring those real properties, other assets or other companies themselves. In addition, our potential acquisition targets may find our competitors to be more attractive suitors because they may have greater resources, may be willing to pay more or may have a more compatible operating philosophy. In addition, the number of entities competing for suitable investment properties may increase in the future. This would result in increased demand for these real properties, other assets or other companies and therefore increase the prices required to be paid for them. If we pay higher prices for real properties, other assets or other companies, our profitability may be reduced. Also, future acquisitions of real property, other assets or other companies may not yield the returns we expect and, if financed using our equity, may result in stockholder dilution. We also may not be successful in identifying or consummating acquisitions and joint ventures on satisfactory terms. In addition, our profitability may suffer because of acquisition-related costs or amortization costs for intangible assets. We also may incur significant expenses in connection with acquisition or other corporate opportunities we pursue but do not consummate.

Investing through partnerships or joint ventures decreases our ability to manage risk.

In addition to acquiring or developing hotels and resorts directly, we have from time to time invested, and expect to continue to invest in hotels and ancillary businesses, as a co-venturer. Joint venturers often have shared control over the operation of the joint venture assets. Therefore, joint venture investments may involve risks such as the possibility that the co-venturer in an investment might become bankrupt or not have the financial resources to meet its obligations, or have economic or business interests or goals that are inconsistent with our business interests or goals, or be in a position to take action contrary to our instructions or requests or contrary to our policies or objectives. Consequently, actions by a co-venturer might subject hotels, resorts and businesses owned by the joint venture to additional risk. We may be unable to take action without the approval of our joint venture partners, and alternatively, our joint venture partners could take actions binding on the joint venture without our consent. Additionally, should a joint venture partner become bankrupt, we could become liable for our partner's share of joint venture liabilities.

Risks related to the lodging and real estate industries

A number of factors, many of which are common to the lodging industry and beyond our control, could affect our business, including those described elsewhere herein as well as the following:

- increased competition from new supply or existing hotel properties in our markets, which would likely adversely affect occupancy and revenues at our hotels;
- dependence on business, commercial and leisure travelers and tourism;
- dependence on group and meeting/conference business;
- increases in energy costs, airline strikes or other factors that may affect travel patterns and reduce the number of business and commercial travelers and tourists;
- risks generally associated with the ownership of hotel properties and real estate, as we discuss in more detail below;
- general economic and business conditions affecting the lodging and travel industry, both nationally and locally, including a prolonged U.S. recession;
- increases in operating costs due to inflation, labor costs (including the impact of unionization), workers' compensation and health-care related costs, utility costs, insurance and unanticipated costs such as acts of nature and their consequences and other factors that may not be offset by increased room rates;
- changes in governmental laws and regulations, fiscal policies and zoning ordinances and the related costs of compliance with laws and regulations, fiscal policies and ordinances; and

- adverse effects of international market conditions, which may diminish the desire for leisure travel or the need for business travel, as well as national, regional and local economic and market conditions in which our hotels operate and where our customers live.

These factors could have an adverse effect on our financial condition and results of operations, which may affect our ability to make distributions to our stockholders.

Uninsured and underinsured losses could adversely affect our financial condition and results of operations, which may affect our ability to make distributions to our stockholders.

Various types of catastrophic losses, such as losses due to wars, terrorist acts, earthquakes, floods, hurricanes or pollution or other environmental matters generally are either uninsurable or not economically insurable, or may be subject to insurance coverage limitations, such as large deductibles or co-payments. Although our earthquake insurance coverage is limited, as of February 23, 2011, six of our hotels are located in California, which has been historically at a greater risk for certain acts of nature (such as fire, floods and earthquakes) than other states. Our InterContinental Miami and Four Seasons Punta Mita Resort are located in areas that are prone to hurricanes and/or floods.

In the event of a catastrophic loss, our insurance coverage may not be sufficient to cover the full current market value or replacement cost of our lost investment. Should an uninsured loss or a loss in excess of insured limits occur, we could lose all or a portion of the capital we have invested in a property, as well as the anticipated future revenue from the property. In that event, we might nevertheless remain obligated for any mortgage debt or other financial obligations related to the property. In the event of a significant loss that is covered by insurance, our deductible may be high and, as a consequence, it could materially adversely affect our financial condition. Inflation, changes in building codes and ordinances, environmental considerations and other factors might also keep us from using insurance proceeds to replace or renovate a hotel after it has been damaged or destroyed. Under those circumstances, the insurance proceeds we receive might be inadequate to restore our economic position in the damaged or destroyed property.

Certain events, such as Hurricanes Katrina and Rita in 2005, have historically made it more difficult and expensive to obtain property and casualty insurance, including coverage for windstorm, flood and earthquake damage, and such events could occur again. We may encounter difficulty in obtaining or renewing property insurance, including coverage for windstorm, flood and earthquake damage, or casualty insurance on our properties at the same levels of coverage, under similar terms and in a timely manner due to a lack of capacity in the insurance markets or a lack of availability of such insurance at commercially reasonable rates. Insurance we would be able to obtain may be more limited and for some catastrophic risks (*e.g.*, earthquake, flood, windstorm and terrorism) may not be generally available to fully cover potential losses. Even if we would be able to obtain new policies with desired levels and with limitations, we cannot be sure that we would be able to obtain such insurance at premium rates that are commercially reasonable or that there would not be gaps in our coverage. If we did not obtain adequate insurance on our properties for certain risks or in a timely manner, it would expose us to uninsured losses and could cause us to be in default under specific covenants on certain of our indebtedness or other contractual commitments which require us to maintain adequate insurance on our properties to protect against the risk of loss. If this were to occur, or if we were unable to obtain adequate insurance and our properties experienced damage which would otherwise have been covered by insurance, it could materially adversely affect our financial condition and the operations of our properties.

We obtain terrorism insurance to cover any property damage caused by any terrorism act under a separate stand-alone policy of insurance, and also have terrorism insurance under our general liability program and in our program for directors' and officers' coverage. We may not be able to recover fully under our existing terrorism insurance for losses caused by some types of terrorist acts, and federal terrorism legislation does not ensure that we will be able to obtain terrorism insurance in adequate amounts or at acceptable premium levels in the future. Insurers only have to provide terrorism coverage to the extent mandated by the Terrorism Risk Insurance

Program Reauthorization Act (TRIPRA) effective December 26, 2007. While TRIPRA will reimburse insurers for losses resulting from nuclear, radiological, biological and chemical perils, TRIPRA does not require insurers to offer coverage for these perils and, to date, insurers are not willing to provide this coverage, even with government reinsurance. Any damage related to war and to nuclear, biological and chemical incidents, therefore, is excluded under our policies. TRIPRA is due to expire on December 31, 2014. There is no guaranty that terrorism insurance will be readily available or affordable before or after expiration of the TRIPRA in December 2014 or that TRIPRA will not be modified or repealed. As a result of the above, there remains uncertainty regarding the extent and adequacy of terrorism coverage that will be available to protect our interests in the event of future terrorist attacks that impact our properties.

We derive revenues from outside the United States, which subjects us to different legal, monetary and political risks, as well as currency exchange risks, and may cause unpredictability in our cash flows.

A portion of our investments are in hotel properties located outside the United States. International investments and operations generally are subject to various political and other risks that are different from and in addition to those for U.S. investments and operations, including:

- enactment of laws prohibiting or restricting the foreign ownership of property;
- laws restricting us from removing profits earned from activities within the country to the United States (*i.e.*, nationalization of assets located within a country);
- changes in laws, regulations and policies, including land use, zoning and environmental laws, and in real estate and other tax rates;
- exchange rate fluctuations;
- change in the availability, cost and terms of mortgage funds resulting from varying national economic policies or changes in interest rates;
- high administrative costs; and
- terrorism, war or civil unrest.

Unfavorable legal, regulatory, economic or political changes such as those described above could adversely affect our financial condition and results of operations.

The threat of terrorism has historically adversely affected the lodging industry generally and these adverse effects may worsen if there are further terrorist events.

The threat of terrorism has historically caused a significant decrease in hotel occupancy and average daily rates due to disruptions in business and leisure travel patterns and concerns about travel safety. Future terrorist acts, terrorism alerts or outbreaks of hostilities could have a negative effect on travel and on our business.

Seasonal variations in revenue at our hotels can be expected to cause quarterly fluctuations in our revenues.

Revenues for hotels in tourist areas generally are substantially greater during tourist season than other times of the year. To the extent that cash flows from operations are insufficient during any quarter, due to seasonal fluctuations in revenues, we may have to enter into short-term borrowings to fund operations, pay interest expense or make distributions to our stockholders.

We consider acquisition opportunities in the ordinary course of our business; we face competition in the acquisition of properties and properties that we acquire may not perform as anticipated.

In the ordinary course of our business and when our liquidity position permits, we consider strategic acquisitions. The acquisition of properties involves risks, including the risk that the acquired property will not perform as anticipated and the risk that any actual costs for rehabilitating, repositioning, renovating and improving identified in the pre-acquisition process will exceed estimates. There is, and it is expected that there will continue to be, significant competition for acquisitions that meet our investment criteria as well as risks associated with obtaining financing for acquisition activities.

Environmental and other governmental laws and regulations could increase our compliance costs and liabilities and adversely affect our financial condition and results of operations.

Our hotel properties are subject to various U.S. federal, state and local environmental laws. Under these laws, courts and government agencies have the authority to require us, as owner of a contaminated property, to clean up the property, even if the contamination pre-dated our ownership of the property or we did not know of or were not responsible for the contamination. These laws may also force a party who owned a property at the time of its contamination, but no longer owns the property, to be responsible for the cleanup. In addition to the costs of clean-up, environmental contamination can affect the value of a property and, therefore, an owner's ability to borrow funds using the property as collateral or to sell the property. These laws can also impose liability on parties that arrange for the disposal of wastes at an offsite property that becomes contaminated.

In addition, some of these environmental laws can restrict the use of a property and place conditions on various activities. An example would be laws that require a business using hazardous substances on a property (such as swimming pool and lawn care chemicals) to manage them carefully and to notify local officials that the chemicals are being used. Failure to comply with these laws could result in fines and penalties or expose us to third-party liability.

From time to time, the United States Environmental Protection Agency (EPA) designates certain sites affected by hazardous substances as Superfund sites. Superfund sites can cover large areas, affecting many different parcels of land. The EPA may choose to pursue parties regardless of their actual contribution to the contamination. The Hilton Burbank Airport and Convention Center, which we sold in September 2006, is located within a Federal Superfund site. The area was designated as a Superfund site because groundwater underneath the area is contaminated. We have not been named, and do not expect to be named, as a party responsible for the clean-up of the groundwater contamination; however, there can be no assurance regarding potential future developments concerning this site.

The presence of any environmental conditions at our properties could result in remediation and other costs and liabilities and adversely affect our financial condition and results of operations.

We have reviewed environmental reports prepared by our consultants and consultants retained by our lenders at various times, which disclose certain conditions on our properties and the use of hazardous substances in operation and maintenance activities that could pose a risk of environmental contamination or impose liability on us. At some facilities these include on-site dry cleaning operations, petroleum storage in underground storage tanks, past tank removals and the known or suspected presence of asbestos, mold or thorium.

The costs to clean up a contaminated property to defend against a claim or to comply with environmental laws could be material and could adversely affect the funds available for distributions to our stockholders. Future laws or regulations may impose material environmental liabilities on us, the current environmental condition of our hotel properties may be affected by the condition of the properties in the vicinity of our hotel properties (such as the presence of leaking underground storage tanks) or by third parties unrelated to us and currently unknown environmental liabilities related to our hotel properties may be identified.

If we are not in compliance with the Americans with Disabilities Act of 1990, we may face significant costs to modify our properties and/or be subject to fines.

Under the Americans with Disabilities Act of 1990 (ADA), all public accommodations must meet various federal requirements related to access and use by disabled persons. Compliance with the ADA's requirements could require removal of access barriers, and non-compliance could result in the U.S. government imposing fines or in private litigants winning damages. If we are required to make substantial modifications to our hotels, whether to comply with the ADA or other changes in governmental rules and regulations, our financial condition, results of operations and ability to make distributions to our stockholders could be adversely affected. One of our subsidiaries is currently defending two lawsuits related to the access and use by disabled persons at the Ritz-Carlton Half Moon Bay. We can make no assurance about the outcome of these lawsuits.

Risks related to our organization and structure

Provisions of our organizational documents may limit the ability of a third party to acquire control of our company and may depress our stock price.

In order for us to maintain our status as a REIT, no more than 50% of the value of outstanding shares of our stock may be owned, actually or constructively, by five or fewer individuals at any time during the last half of each taxable year. To make sure that we will not fail to qualify as a REIT under this test, subject to some exceptions, our charter prohibits any individual from owning beneficially or constructively more than 9.8% of the value of outstanding shares of our stock or more than 9.8% of the value or number of shares, whichever is more restrictive, of the outstanding shares of our common stock. Any attempt to own or transfer shares of our capital stock in excess of the ownership limit without the consent of our board of directors will be void, and could result in the shares being automatically transferred to a charitable trust. This ownership limitation may prevent an acquisition of control of our company by a third party without our board of directors' grant of an exemption from the ownership limitation, even if our stockholders believe the change of control is in their interest.

Our charter originally authorized our board of directors to cause us to issue up to 150,000,000 shares of common stock and up to 150,000,000 shares of preferred stock. Additionally, our charter authorizes our board of directors to amend our charter without stockholder approval to increase or decrease the aggregate number of shares of stock or the number of shares of any class or series of our stock that we have authority to issue, to classify or reclassify any unissued shares of common stock or preferred stock and to set the preferences, rights and other terms of the classified or reclassified shares. As part of our May 2010 equity offering, our board of directors increased the authorization for shares of common stock from 150,000,000 to 250,000,000. Issuances of additional shares of stock may have the effect of delaying or preventing a change in control of our company, including transactions at a premium over the market price of our stock, even if stockholders believe that a change of control is in their interest.

Our charter permits the removal of a director only upon the affirmative vote of two-thirds of the votes entitled to be cast, generally in the election of directors, and provides that vacancies may only be filled by a majority of the remaining directors. Our bylaws require advance notice of a stockholder's intention to nominate directors or present business for consideration by stockholders at an annual meeting of our stockholders. These provisions may delay, defer or prevent a transaction or change in control that involves a premium price for our common stock or that for other reasons may be desired by our stockholders.

Provisions of Maryland law and our shareholder rights plan may limit the ability of a third party to acquire control of our company.

Certain provisions of the Maryland General Corporation Law (MGCL), may have the effect of inhibiting a third party from making a proposal to acquire us or of impeding a change of control under circumstances that otherwise could provide the holders of shares of our common stock with the opportunity to realize a premium over the then prevailing market price of such shares, including:

- "business combination" provisions that, subject to limitations, prohibit certain business combinations between us and an "interested stockholder" (defined generally as any person who beneficially owns 10% or more of the voting power of our shares or an affiliate thereof) for five years after the most recent date on which the stockholder becomes an interested stockholder, and thereafter imposes special super majority stockholder voting requirements on these combinations;

- "control share" provisions that provide that "control shares" of our company (defined as shares which, when aggregated with other shares controlled by the stockholder, entitle the stockholder to exercise one of three increasing ranges of voting power in electing directors) acquired in a "control share acquisition" (defined as the direct or indirect acquisition of ownership or control of "control shares") have no voting rights except to the extent approved by our stockholders by the affirmative vote of at least two-thirds of all the votes entitled to be cast on the matter, excluding all interested shares; and
- "unsolicited takeover" provisions of Maryland law permit our board of directors, without stockholder approval, to implement a classified board as well as impose other restrictions on the ability of a third party to acquire control.

We have opted out of the control share provisions of the MGCL pursuant to a provision in our bylaws. However, we may, by amendment to our bylaws, become subject to the control share provisions of the MGCL in the future.

On November 24, 2009, we also extended a shareholder rights plan, commonly known as a poison pill anti-takeover device, through November 30, 2012 to deter hostile or coercive attempts to acquire us. Under the plan, if any person or group acquires more than 20% of our common stock without approval of the board of directors under specified circumstances, our other stockholders have the right to purchase shares of our common stock, or shares of the acquiring company, at a substantial discount to the public market price. This plan makes an acquisition not approved by our board of directors much more costly to a potential acquirer, which may deter a potential acquisition.

You have limited control as a stockholder regarding any changes we make to our policies.

Our board of directors determines our major policies, including our investment objectives, financing, growth and distributions. Our board of directors may amend or revise these and other policies without a vote of our stockholders. This means that our stockholders will have limited control over changes in our policies.

Tax risks

If we fail to maintain our status as a REIT, our distributions will not be deductible by us, and our income will be subject to U.S. federal taxation, reducing our earnings available for distribution.

We currently qualify as a REIT under Sections 856 through 860 of the Internal Revenue Code of 1986, as amended, which we refer to herein as the Tax Code. The requirements for this qualification, however, are complex and require annual distributions to our stockholders tied to our taxable income (irrespective of available cash from operations), quarterly asset tests and diversity of stock ownership rules. If we fail to meet these requirements in the future, our distributions to our stockholders will not be deductible by us and we will have to pay a corporate U.S. federal level tax on our income. This would substantially reduce our cash available to pay distributions to our stockholders. In addition, such a tax liability might cause us to borrow funds, liquidate some of our investments or take other steps, which could negatively affect our results of operations. Moreover, if our REIT status is terminated because of our failure to meet a technical REIT requirement or if we voluntarily revoke our election, we would generally be disqualified from electing treatment as a REIT for the four taxable years following the year in which REIT status is lost.

Even if we maintain our status as a REIT, we may become subject to U.S. federal, state, local or foreign taxes on our income or property reducing our earnings available for distribution.

Even if we maintain our status as a REIT, we may become subject to U.S. federal income taxes and related state taxes. For example, if we have net income from a "prohibited transaction", that income will be subject to a

100% tax. A "prohibited transaction" is, in general, the sale or other disposition of inventory or property, other than foreclosure property, held primarily for sale to customers in the ordinary course of business. We may not be able to make sufficient distributions to avoid excise taxes applicable to REITs. We may also decide to retain income we earn from the sale or other disposition of our property and pay U.S. federal income tax directly on that income. In that event, our stockholders would be treated as if they earned that income and paid the tax on it directly. However, stockholders that are tax-exempt, such as charities or qualified pension plans, would have no benefit from their deemed payment of that tax liability. In addition, the REIT rules impose various taxes and penalties on transactions with taxable REIT subsidiaries that are determined not to be priced at an arm's length, and on a REIT that has to avail itself of certain cure provisions in the Tax Code for the failure to meet all of the REIT qualification requirements. We cannot assure you that we will be able to continue to satisfy the REIT requirements, or that it will be in our best interests to continue to do so.

We may also be subject to state and local taxes on our income or property, either directly or at the level of our operating partnerships or at the level of the other companies through which we indirectly own our assets.

Foreign countries impose taxes on our hotels and our operations within their jurisdictions. We may not fully benefit from a foreign tax credit against our U.S. federal income tax liability for the foreign taxes we pay. As a result, our foreign taxes may reduce our income and available cash flow from our foreign hotels, which, in turn, could reduce our ability to make distributions to our stockholders.

Certain of our entities, including our foreign entities, are subject to corporate income taxes. Consequently, these entities are always subject to potential audit. There can be no assurance that certain tax positions the entities have taken will not be challenged by tax authorities and if the challenge is successful, could result in increased tax expense, which could be material.

If the leases of our hotels to our taxable REIT subsidiaries, or Affiliate Leases, are not respected as true leases for federal income tax purposes, we would fail to maintain our status as a REIT.

To continue to qualify as a REIT, we must satisfy two gross income tests, under which specified percentages of our gross income must be certain types of passive income, such as rent. The rent paid pursuant to our Affiliate Leases will only qualify for purposes of the gross income tests if such Affiliate Leases are respected as true leases for U.S. federal income tax purposes and are not treated as service contracts, joint ventures or some other type of arrangement. If our Affiliate Leases are not respected as true leases for U.S. federal income tax purposes, we would fail to qualify as a REIT.

Our taxable REIT subsidiaries, or TRSs, are subject to special rules that may result in increased taxes.

The REIT has to pay a 100% penalty tax on certain payments that it receives if the economic arrangements between the REIT and the TRS are not comparable to similar arrangements between unrelated parties. The Internal Revenue Service may successfully assert that the economic arrangements of any of our inter-company transactions, including our Affiliate Leases, are not comparable to similar arrangements between unrelated parties.

We may be required to pay a penalty tax upon the sale of a hotel.

The U.S. federal income tax provisions applicable to REITs provide that any gain realized by a REIT on the sale of property held as inventory or other property held primarily for sale to customers in the ordinary course of business is treated as income from a "prohibited transaction" that is subject to a 100% penalty tax. Under current laws, unless a sale of real property qualifies for a safe harbor, the question of whether the sale of a hotel (or other property) constitutes the sale of property held primarily for sale to customers is generally a question of the facts and circumstances regarding a particular transaction. We may make sales that do not satisfy the requirements of the safe harbors or the Internal Revenue Service may successfully assert that one or more of our sales are prohibited transactions; consequently, we may be required to pay a penalty tax if we have gains on any such transactions.

Dividends payable by REITs do not qualify for the reduced tax rates applicable to certain dividends.

The maximum federal tax rate for certain dividends payable to domestic stockholders that are individuals, trusts and estates is 15% (through 2010). Dividends payable by REITs, however, are generally not eligible for this reduced rate. Although this legislation does not adversely affect the taxation of REITs or dividends paid by REITs, the more favorable rates applicable to regular qualified corporate dividends could cause investors who are individuals, trusts and estates to perceive investments in REITs to be relatively less competitive than investments in stock of non-REIT corporations that pay dividends, which could adversely affect the comparative value of the stock of REITs, including our common stock.

We may pay required dividends in the form of common stock.

We are required to distribute 90% of our annual REIT taxable income in order to maintain our REIT status. Under recent guidelines published by the Internal Revenue Service, we may pay a significant portion of required dividends for 2010 and 2011 in the form of additional shares of common stock equal in value up to 90% of the required dividend to our common shareholders. The amount of the dividend would be taxable to shareholders (to the extent the dividend is from earnings and profits), including the value of our stock received, not just the portion of the dividend paid in cash. We expect that as we undertake efforts to conserve cash and enhance our liquidity, future required dividends on our common stock, if any, may be paid in common stock to the fullest extent permitted. There can be no assurance as to when we will cease our efforts to conserve cash and enhance liquidity to an extent we believe positions us to resume the payment of dividends completely or substantially in cash.

Complying with REIT requirements may cause us to forego otherwise attractive opportunities.

To remain qualified as a REIT for federal income tax purposes, we must continually satisfy requirements and tests under the tax law concerning, among other things, the sources of our income, the nature and diversification of our assets, the amounts we distribute to our stockholders and the ownership of our stock. In order to meet these tests, we may be required to forego or limit attractive business or investment opportunities. For example, we may not lease to our TRS any hotel where gaming or wagering activities are conducted. Therefore, compliance with the REIT requirements may hinder our ability to operate solely to maximize profits.

ITEM 1B. UNRESOLVED STAFF COMMENTS.

None.

ITEM 2. PROPERTIES.

Offices. We lease our headquarters located at 200 West Madison Street, Suite 1700, Chicago, Illinois 60606.

Property Overview and Performance. The following table presents certain information related to our hotel properties. All of the hotel properties in the following table relate to our one reportable business segment, hotel ownership.

Hotel	Location	Date Acquired	Number of Rooms	Year Ended December 31, 2010 Average Occupancy	Average Daily Rate	RevPAR	Total RevPAR	% Change 2010 - 2009 RevPAR	Total RevPAR
Fee Simple Property Interest									
Westin St. Francis(*)	San Francisco, CA	6/2006	1,195	79.6%	$184.35	$146.67	$247.49	5.0%	5.3%
InterContinental Chicago(1)(*)	Chicago, IL	4/2005	792	73.4%	$178.19	$130.74	$217.13	(2.3)%	(1.5)%
Hotel del Coronado(2)	Coronado, CA	1/2006	757	64.1%	$314.61	$201.75	$441.90	0.7%	5.0%
Fairmont Chicago(*)	Chicago, IL	9/2005	687	60.4%	$204.00	$123.17	$211.10	2.8%	3.2%
Fairmont Scottsdale(3)(*)	Scottsdale, AZ	9/2006	649	65.8%	$194.14	$127.74	$294.28	8.8%	8.7%
InterContinental Miami(*)	Miami, FL	4/2005	641	67.4%	$161.31	$108.64	$195.46	10.2%	12.0%
Hyatt Regency La Jolla(1)(*)	La Jolla, CA	7/1999	419	69.1%	$148.82	$102.86	$193.67	(5.8)%	(8.2)%
Ritz-Carlton Laguna Niguel(4)	Dana Point, CA	7/2006	396	51.7%	$338.84	$175.20	$375.31	3.0%	1.1%
Loews Santa Monica Beach Hotel(*)	Santa Monica, CA	3/1998	342	87.0%	$271.61	$236.27	$357.85	16.1%	15.8%
Ritz-Carlton Half Moon Bay(*)	Half Moon Bay, CA	8/2004	261	66.7%	$327.19	$218.10	$542.98	20.9%	13.0%
Four Seasons Washington, D.C.(4)	Washington, D.C.	3/2006	222	69.9%	$522.01	$364.64	$720.75	5.4%	2.4%
Four Seasons Punta Mita Resort(4)	Punta Mita, Mexico	2/2001	173	49.9%	$655.90	$327.42	$616.49	(7.6)%	(2.3)%
Ground Lease Property Interest									
Marriott Lincolnshire(4)	Lincolnshire, IL	9/1997	389	48.1%	$115.33	$ 55.49	$212.93	(0.4)%	(1.4)%
Marriott London Grosvenor Square(*)	London, England	8/2006	237	82.6%	$347.48	$286.99	$398.42	17.3%	14.2%
Leasehold Property Interest									
Marriott Hamburg(5)	Hamburg, Germany	6/2000	278	79.0%	$185.78	$146.73	$206.33	4.4%	(1.4)%
Marriott Champs Elysees Paris(5)(6)	Paris, France	2/1998	192	85.5%	$595.16	$508.95	$628.29	6.9%	9.7%
Total			7,630	69.0%	$244.01	$168.38	$311.85	4.9%	4.9%

(1) We own a 51% controlling interest in affiliates that own each of these properties.

(2) We have a 45% interest in the joint venture that owns this property, which is subject to a mortgage. See "Item 8. Financial Statements and Supplementary Data—6 Investment in Joint Ventures" for further detail.

(3) We have a ground lease interest in one land parcel at this property.

(4) These properties are borrowing base assets under the bank credit facility, which are subject to mortgages.

(5) These properties were originally acquired on the dates indicated in the table but were subsequently sold to a third party and leased back to us in transactions that are more fully described under "Item 8. Financial Statements and Supplementary Data—8 Operating Lease Agreements."

(6) On December 23, 2010, we entered into an agreement to sell our leasehold interest in this hotel.

(*) These properties are subject to mortgages as more fully described under "Item 8. Financial Statements and Supplementary Data—9 Indebtedness."

Principal Terms of Management Agreements. Of the Company's hotel properties, 15 of 16 are subject to management agreements with third party hotel managers and one is subject to a lease agreement with a third party hotel manager. For the management agreements, the principal terms are described below:

- *Base Management Fees.* Our agreements generally provide for the payment of base management fees between 1.00% and 5.00% of the applicable hotel's revenues, as determined in the agreements.
- *Incentive Management Fees.* Our agreements generally provide the opportunity for the hotel manager to earn incentive management fees, which are typically a percentage of a hotel's profit for the year. In certain instances, a level of return to us or performance of the hotel is required before a hotel manager is entitled to an incentive fee. Additionally, notwithstanding the specific formulas for the incentive fee calculations in the agreements, in certain instances, the incentive management fee to be earned by the hotel manager is capped.
- *Terms.* As of December 31, 2010, the remaining terms of the management agreements, not including renewal options, range from four to 27 years and average 14 years. Generally, we do not have the right to exercise renewal options for the agreements. Instead, the term of an agreement either renews automatically, unless the hotel manager provides notice of termination, or is otherwise renewable within the discretion of the hotel manager.
- *Services.* The agreements require the hotel managers to furnish the hotels with certain services, which include on-site management and may include central training, advertising and promotion, national reservations systems, payroll and accounting services and such additional services as needed. We are responsible for payment of the operating expenses related to the hotel.
- *Annual Budget.* The agreements require the hotel manager to prepare and implement annual budgets, subject to our review and approval.
- *Ability to Terminate.* The agreements generally are not subject to early termination by us unless certain conditions exist, including the failure of the hotel manager to satisfy yearly performance-related criteria in 12 of our agreements.
- *Working Capital.* Our agreements typically require us to maintain working capital for the related hotel. We are also responsible for providing funds to meet the cash needs for the hotel operations if at any time the funds available from the hotel operations are insufficient to meet the financial requirements of the hotel.
- *Furniture, Fixtures and Equipment Reserves.* We are required to provide to the hotel manager all of the necessary furniture, fixtures and equipment for the operations of the hotel. Our agreements generally provide that between 4.00% and 5.00% of revenues of the hotel be reserved by the manager or deposited into an escrow account held by us each year.
- *Sale of Hotel.* Generally, our agreements limit our ability to sell, lease or otherwise transfer each hotel unless the transferee is not a competitor of the manager, assumes the management agreement, and meets other specified conditions.

Mortgage Debt Pertaining to Our Properties. For information relating to the mortgage debt pertaining to our properties, refer to "Item 8. Financial Statements and Supplementary Data – 9. Indebtedness – Mortgages Payable."

ITEM 3. LEGAL PROCEEDINGS.

We are not involved in any material litigation, and, to our knowledge, there is no material litigation threatened against us, other than routine litigation arising in the ordinary course of business or which is expected to be covered by insurance.

ITEM 4. (REMOVED AND RESERVED).

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES.

Our common stock is listed and traded on the New York Stock Exchange (NYSE) under the symbol "BEE". As of February 23, 2011, the number of registered holders of record of our common stock was 81.

The following table sets forth the high and low sale prices for our common stock as reported on the NYSE composite transaction tape and the per share cash dividends declared on our common stock for the period January 1, 2009 through December 31, 2010.

	2010 Per Share of Common Stock			2009 Per Share of Common Stock		
	Market Price		Dividend Paid	Market Price		Dividend Paid
	High	Low		High	Low	
First Quarter	$4.82	$1.84	$0.00	$2.29	$0.61	$0.00
Second Quarter	6.97	3.82	0.00	1.78	0.66	0.00
Third Quarter	4.78	3.33	0.00	3.07	0.94	0.00
Fourth Quarter	5.33	4.16	0.00	2.84	1.43	0.00
Year	$6.97	$1.84	$0.00	$3.07	$0.61	$0.00

On November 4, 2008, SHR's board of directors elected to suspend the quarterly dividend to holders of shares of common stock, and, in February 2009, our board of directors elected to suspend the quarterly dividend to holders of shares of our preferred stock. Our board of directors has continued the suspension of the quarterly dividend to holders of shares of our common and preferred stock as a measure to preserve liquidity due to the economic environment for hotel operations, no projected taxable distribution requirement and pending debt maturities. Based on our current forecasts, we would not be required to make any distributions in 2011 in order to maintain our REIT status through 2011.

We generally intend to distribute each year substantially all of our taxable income (which does not necessarily equal net income as calculated in accordance with generally accepted accounting principles) to our shareholders to comply with REIT provisions of the Tax Code. If necessary for REIT qualification purposes, we may need to distribute any taxable income in cash or by a special dividend. Our dividend policy is subject to revision at the discretion of our board of directors. All distributions will be made at the discretion of our board of directors and will depend on our taxable income, our financial condition, our maintenance of REIT status and other factors as our board of directors deems relevant.

For a description of restrictions on the payment of dividends, see "Item 8. Financial Statements and Supplementary Data—9. Indebtedness—Bank Credit Facility."

Equity Compensation Plan Information

There are 4,200,000 shares of common stock authorized for issuance under our Amended and Restated 2004 Incentive Plan (the Amended Plan). As of December 31, 2010, there have been 1,187,602 securities issued into common stock. The following table sets forth certain information with respect to securities authorized and available for issuance under the Amended Plan as of December 31, 2010.

	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under the Amended Plan (excluding securities reflected in column a) (c)
Equity compensation plans approved by security holders:			946,651
Stock options	669,797	$20.40	
Restricted stock units	1,395,950	N/A	
Equity compensation plans not approved by security holders:	—	N/A	—
Total	2,065,747		946,651

Repurchases of Equity Securities

We did not repurchase equity securities during the fourth quarter of 2010.

ITEM 6. SELECTED FINANCIAL DATA.

The following sets forth our selected consolidated financial and operating information on a historical basis. The following information should be read together with "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and notes thereto, which are included in "Item 8. Financial Statements and Supplementary Data."

	Years Ended December 31,				
	2010(1)	2009(1)	2008(1)(2)	2007(1)(2)	2006(1)(2)
	(In thousands, except per share data)				
Operating Data:					
Revenue:					
Rooms	$ 362,559	$ 343,891	$ 445,244	$462,701	$335,795
Food and beverage	238,762	216,982	293,344	306,805	218,693
Other hotel operating revenue	79,981	89,525	97,316	99,255	67,613
Lease revenue	4,991	4,858	5,387	5,118	4,868
Total revenues	686,293	655,256	841,291	873,879	626,969
Operating costs and expenses:					
Rooms	105,142	100,642	114,445	116,416	85,415
Food and beverage	171,279	160,252	202,641	207,961	153,484
Other departmental expenses	199,336	193,699	218,606	218,831	160,956
Management fees	22,911	23,386	32,336	34,219	22,896
Other hotel expenses	48,781	52,385	57,154	60,474	39,995
Lease expense	4,566	4,752	4,953	4,555	4,140
Depreciation and amortization	130,601	130,955	109,532	91,894	63,866
Impairment losses and other charges	141,858	99,740	277,917	7,372	—
Corporate expenses	34,692	23,910	24,800	28,307	24,454
Total operating costs and expenses	859,166	789,721	1,042,384	770,029	555,206
Operating (loss) income	(172,873)	(134,465)	(201,093)	103,850	71,763
Interest expense	(86,285)	(93,929)	(79,993)	(81,006)	(46,389)
Equity in earnings (losses) of joint ventures	13,025	1,718	2,810	8,344	(2,150)
(Loss) income from continuing operations	(265,311)	(231,296)	(288,376)	104,055	27,869
Income (loss) from discontinued operations, net of tax	34,511	(15,137)	(29,110)	(35,284)	94,850
Net (loss) income	(230,800)	(246,433)	(317,486)	68,771	122,719
Net loss (income) attributable to the noncontrolling interests in SHR's operating partnership	1,687	3,129	4,065	(969)	(1,827)
Net income attributable to the noncontrolling interests in consolidated affiliates	(1,938)	(641)	(3,870)	(1,363)	(763)
Preferred shareholder dividends	(30,886)	(30,886)	(30,886)	(30,107)	(24,543)
Net (loss) income attributable to SHR common shareholders	(261,937)	(274,831)	(348,177)	36,332	95,586
(Loss) income from continuing operations attributable to SHR common shareholders per share—basic	(2.41)	(3.45)	(4.25)	0.94	0.03
Cash dividends declared per common share	—	—	0.72	0.96	0.92

	As of and Years Ended December 31,				
	2010(1)	2009(1)	2008(1)(2)	2007(1)(2)	2006(1)(2)
	(In thousands, except statistical data)				
Balance Sheet Data:					
Total assets	$2,162,316	$2,598,143	$2,909,167	$3,365,909	$3,255,709
Long-term debt obligations	1,146,281	1,648,197	1,672,690	1,633,869	1,557,865
Total liabilities	1,511,922	2,003,258	2,093,095	2,069,071	1,914,991
Noncontrolling interests in SHR's operating partnership	5,050	2,717	5,330	16,326	21,264
Noncontrolling interests in consolidated affiliates	25,082	23,188	27,203	30,653	10,965
SHR's shareholders' equity	620,262	568,980	783,539	1,249,859	1,308,489
Statistical Data:					
Number of hotels at the end of the year excluding unconsolidated joint venture hotels	15	16	18	19	19
Number of rooms at the end of the year excluding unconsolidated joint venture hotels	6,873	7,245	7,590	8,287	9,321
Average occupancy rate	69.5%	66.8%	72.3%	76.0%	74.8%

(1) We have classified one hotel property as held for sale as of December 31, 2010. We sold one hotel property in 2010, two hotel properties in 2009, one hotel property in 2008, one hotel property in 2007, and two hotel properties in 2006. The operations of these hotels are included as discontinued operations in the operating data above for all years presented.

(2) The table presents certain selected historical financial data which has been updated to reflect the impact of the retrospective application of new accounting guidance related to noncontrolling interests and convertible debt instruments.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

The following discussion and analysis is based primarily on the consolidated financial statements of Strategic Hotels & Resorts, Inc. (SHR) and its subsidiaries for the years presented and should be read together with the notes thereto contained in this annual report on Form 10-K. Terms employed herein as defined terms, but without definition, have meanings set forth in the notes to the financial statements (see "Item 8. Financial Statements and Supplementary Data").

Overview

We were incorporated in Maryland in January 2004 to acquire and asset-manage upper upscale and luxury hotels (as defined by Smith Travel Research). Our accounting predecessor, Strategic Hotel Capital, L.L.C. (SHC LLC) was founded in 1997 by Laurence Geller, our president and chief executive officer, Goldman, Sachs & Co.'s Whitehall Fund and others. We made an election to be taxed as a real estate investment trust (REIT) under the Sections 856 through 860 of the Internal Revenue Code of 1986, as amended (the Tax Code). On June 29, 2004, we completed our initial public offering (IPO) of our common stock. Prior to the IPO, 21 hotel interests were owned by SHC LLC. Concurrent with and as part of the transactions relating to the IPO, a reverse spin-off distribution to shareholders separated SHC LLC into two companies, a new, privately-held SHC LLC, with interests, at that time, in seven hotels and SHR, a public entity with interests, at that time, in 14 hotels. See "Item 8. Financial Statements and Supplementary Data -1. General" for the hotel interests owned by us as of December 31, 2010.

We operate as a self-administered and self-managed REIT, which means that we are managed by our board of directors and executive officers. A REIT is a legal entity that holds real estate interests and, through payments of dividends to stockholders, is permitted to reduce or avoid federal income taxes at the corporate level. To continue to qualify as a REIT, we cannot operate hotels; instead we employ internationally known hotel management companies to operate our hotels under management contracts. We conduct our operations through our direct and indirect subsidiaries including our operating partnership, Strategic Hotel Funding, L.L.C. (SH Funding), which currently holds substantially all of our assets. We are the managing member of SH Funding and hold approximately 99% of its membership units as of December 31, 2010. We manage all business aspects of SH Funding, including the sale and purchase of hotels, the investment in these hotels and the financing of SH Funding and its assets.

Throughout this "Management's Discussion and Analysis of Financial Condition and Results of Operations" section, references to "we", "our", and "us" are references to SHR together, except as the context otherwise requires, with its consolidated subsidiaries, including SH Funding (the Company).

When presenting the dollar equivalent amount for any amounts expressed in a foreign currency, the dollar equivalent amount has been computed based on the exchange rate on the date of the transaction or the exchange rate prevailing on December 31, 2010, as applicable, unless otherwise noted.

Outlook

We expect the revenue per available room (RevPAR) and occupancy gains experienced in the latter part of 2010 to continue throughout 2011, driven by improved demand from both group and transient business. The lodging industry began its recovery near the end of the first quarter of 2010, after one of the worst downturns in its history. Luxury demand, in which our portfolio has the highest concentration of assets, has experienced positive RevPAR growth beginning with the week of February 20, 2010, following 96 consecutive weeks of negative RevPAR growth.

The fourth quarter of 2010 represented the fourth consecutive quarter of demand growth and third consecutive quarter of RevPAR growth and profit margin expansion for our North American portfolio.

Occupancy increased by 3.3 percentage points, driven by a 6.7% increase in group room nights and a 4.1% increase in transient room nights. Average daily rate at our hotels increased 2.8% in the quarter, primarily as a result of a 5.4% increase in transient rate. We continued to see a more active corporate customer with corporate transient demand up 11.2% with a rate increase of 3.5%. For the quarter, RevPAR increased a strong 8.1% and Total RevPAR increased 8.7%.

For the full year of 2010, total occupied room nights increased 3.4% and average rate was up 1.2%. Recovery in corporate spending helped drive a 10.5% increase in group room nights compared to 2009 and more importantly, diminished our hotels' reliance on discounted transient business, which declined by nearly 13% in room nights. Corporate group and transient room nights increased 13.9% and 6.2%, respectively in 2010. Average rate increased 1.2%, despite a 3.7% decline in group rate that is largely attributable to lower-rated rooms booked prior to the start of the year in the midst of the recession.

RevPAR growth at our European hotels was 4.0% in the fourth quarter of 2010, or 11.0% on constant U.S. dollars basis. For the full year, RevPAR growth was 8.4%, or 13.8% on a constant U.S. dollar basis with all three of our remaining European hotels experiencing double digit RevPAR growth for the year.

As we assess lodging supply/demand dynamics looking forward, we are increasingly optimistic about the prospects for a robust and sustained recovery, particularly in the markets where we own assets. Group bookings pace remains our best forward indicator of demand, and as of this filing, definite group room nights for 2011 are up 10.6% compared to the same time last year and are booked at 2.4% higher rates. New supply remains very well contained in our markets and the current significant gap between hotel trading values and replacement costs bodes favorably for very limited supply growth into the future.

During the lodging downturn we implemented hotel specific contingency plans designed to reduce costs and maximize efficiency at each hotel. These include, but are not limited to, adjusting variable labor, eliminating fixed labor, and reducing the hours of room service operations and other food and beverage outlets. We believe the cost structures of our hotels have been fundamentally redesigned to sustain many of the cost reductions, even during periods of rising lodging demand. Therefore, we are optimistic that improving lodging demand will lead to increases in average rate and drive significant profit margin expansion throughout our portfolio.

Factors Affecting Our Results of Operations

Sale of Interests in Hotel Properties.

During the years ended December 31, 2010, 2009, and 2008, we sold the following properties and received net sales proceeds, after proration adjustments related to assets and liabilities of the hotels and closing costs, as shown below:

Property	Disposition Date	Net Sales Proceeds (in millions)
InterContinental Prague	December 15, 2010	$ 3.6
Renaissance Paris Hotel Le Parc Trocadero	December 21, 2009	$50.3
Four Seasons Mexico City	October 29, 2009	$52.2
Hyatt Regency Phoenix	July 2, 2008	$89.6

Below is a summary of changes in our portfolio that have occurred during the years ended December 31, 2010, 2009 and 2008. The table summarizes the number of hotels and number of rooms, excluding unconsolidated joint ventures, and including assets held for sale as of December 31, 2010:

	2010	2009	2008
Hotels			
Number of hotels, beginning of year	16	18	19
Dispositions	(1)	(2)	(1)
Number of hotels, end of year	15	16	18
Rooms			
Number of rooms, beginning of year	7,245	7,590	8,287
Room expansions	—	11	1
Dispositions	(372)	(356)	(696)
Rooms converted to other uses	—	—	(2)
Number of rooms, end of year	6,873	7,245	7,590

Total Portfolio Definition. We define our Total Portfolio as properties that we wholly or partially own or lease and whose operations are included in our consolidated operating results. The Total Portfolio excludes all sold properties and assets held for sale included in discontinued operations.

Revenues. Substantially all of our revenue is derived from the operation of our hotels. Specifically, our revenue for the years ended December 31, 2010, 2009 and 2008 consisted of:

	Total Portfolio % of Total Revenues		
	2010	2009	2008
Revenues:			
Rooms	52.8%	52.5%	52.9%
Food and beverage	34.8%	33.1%	34.9%
Other hotel operating revenue	11.7%	13.7%	11.6%
	99.3%	99.3%	99.4%
Lease revenue	0.7%	0.7%	0.6%
Total revenues	100.0%	100.0%	100.0%

- ***Rooms revenue.*** Occupancy and average daily rate (ADR) are the major drivers of rooms revenue.
- ***Food and beverage revenue.*** Occupancy, local catering and banquet events are the major drivers of food and beverage revenue.
- ***Other hotel operating revenue.*** Other hotel operating revenue consists primarily of cancellation fees, spa, telephone, parking, golf course, Internet access, space rentals, retail and other guest services and is also driven by occupancy.
- ***Lease revenue.*** We sublease our interest in the Marriott Hamburg to a third party and earn annual base rent plus additional rent contingent on the hotel meeting performance thresholds.

Changes in our revenues are most easily explained by performance indicators that are used in the hotel real estate industry:

- average daily occupancy;
- ADR;

- RevPAR, which is the product of ADR and average daily occupancy, but does not capture food and beverage revenue or other hotel operating revenue; and
- Total RevPAR, which captures rooms revenue, food and beverage revenue and other hotel operating revenue.

We generate a significant portion of our revenue from two broad categories of customers, transient and group.

Our transient customers include individual or group business and leisure travelers that occupy less than 10 rooms per night. Transient customers accounted for approximately 57.2%, 60.1% and 52.7% of the rooms sold during the years ended December 31, 2010, 2009 and 2008, respectively. We divide our transient customers into the following subcategories:

- Transient Leisure – This category generates the highest room rates and includes travelers that receive published rates offered to the general public that do not have access to negotiated or discounted rates.
- Transient Negotiated – This category includes travelers, who are typically associated with companies and organizations that generate high volumes of business, that receive negotiated rates that are lower than the published rates offered to the general public.

Our group customers include groups of 10 or more individuals that occupy 10 or more rooms per night. Group customers accounted for approximately 42.8%, 39.9% and 47.3% of the rooms sold during the years ended December 31, 2010, 2009 and 2008, respectively. We divide our group customers into the following subcategories:

- Group Association – This category includes group bookings related to national and regional association meetings and conventions.
- Group Corporate – This category includes group bookings related to corporate business.
- Group Other – This category generally includes group bookings related to social, military, education, religious, fraternal and youth and amateur sports teams.

Fluctuations in revenues, which, for our domestic hotels, tend to correlate with changes in the United States gross domestic product (U.S. GDP), are driven largely by general economic and local market conditions as well as general health and safety concerns, which in turn affect levels of business and leisure travel. Guest demographics also affect our revenues. The U.S. GDP has improved during 2010 leading to increased hotel demand over the prior year. The increase in demand has come from both our Transient and our Group categories. However, total demand is still well below levels reached before the recent economic downtown; therefore, the ADR for our hotels remains depressed.

In addition to economic conditions, supply is another important factor that can affect revenues. Room rates and occupancy tend to fall when supply increases unless the supply growth is offset by an equal or greater increase in demand. One reason we target upper upscale and luxury hotels in select urban and resort markets, including major business centers and leisure destinations, is because they tend to be in locations that have greater supply constraints such as lack of available land, high development costs, long development and entitlement lead times and brand trade area restrictions that prevent the addition of a certain brand or brands in close proximity. Nevertheless, our hotels are not insulated from competitive pressures and our hotel operators will lower room rates to compete more aggressively for guests in periods when occupancy declines.

For purposes of calculating our Total Portfolio RevPAR for 2010, 2009 and 2008, we exclude unconsolidated joint ventures, discontinued operations, and the Marriott Hamburg because we sublease the operations of the hotel and only record lease revenue. The method for calculating RevPAR each period is consistently applied through the remainder of this "Management's Discussion and Analysis of Financial Condition and Results of Operations" and should be taken into consideration wherever RevPAR results are disclosed.

Hotel Operating Expenses. Our hotel operating expenses for the years ended December 31, 2010, 2009 and 2008 consisted of the costs and expenses to provide hotel services, including:

	Total Portfolio % of Total Hotel Operating Expenses		
	2010	**2009**	**2008**
Hotel Operating Expenses:			
Rooms	19.2%	19.0%	18.3%
Food and beverage	31.3%	30.2%	32.4%
Other departmental expenses	36.4%	36.5%	35.0%
Management fees	4.2%	4.4%	5.2%
Other hotel expenses	8.9%	9.9%	9.1%
Total hotel operating expenses	100.0%	100.0%	100.0%

- ***Rooms expense.*** Occupancy is a major driver of rooms expense, which has a significant correlation with rooms revenue.
- ***Food and beverage expense.*** Occupancy, local catering and banquet events are the major drivers of food and beverage expense, which has a significant correlation with food and beverage revenue.
- ***Other departmental expenses.*** Other departmental expenses consist of general and administrative, marketing, repairs and maintenance, utilities and expenses related to earning other operating revenue.
- ***Management fees.*** We pay base and incentive management fees to our hotel operators. Base management fees are computed as a percentage of revenue. Incentive management fees are incurred when operating profits exceed levels prescribed in our management agreements.
- ***Other hotel expenses.*** Other hotel expenses consist primarily of insurance costs and property taxes.

Salaries, wages and related benefits are included within the categories of hotel operating expenses described above and represented approximately 48.1%, 47.7% and 46.8% of the total hotel operating expenses for the years ended December 31, 2010, 2009 and 2008, respectively.

Most categories of variable operating expenses, such as utilities and certain labor such as housekeeping, fluctuate with changes in occupancy. Increases in RevPAR attributable to increases in occupancy are accompanied by increases in most categories of variable operating costs and expenses while increases in RevPAR attributable to increases in ADR typically only result in increases in limited categories of operating costs and expenses, such as management fees charged by our operators, which are based on hotel revenues. Thus, changes in ADR have a more significant impact on operating margins.

Lease expense. As a result of the sale and leaseback transaction applicable to the Marriott Hamburg hotel, we recorded lease expense in our statements of operations. In conjunction with the sale and leaseback transaction, we also recorded a deferred gain. Net lease expense includes an offset for the amortization of the deferred gain of $0.2 million for each of the years ended December 31, 2010, 2009 and 2008.

Corporate expenses. Corporate expenses include payroll and related costs, professional fees, travel expenses and office rent.

Recent Events. We expect that the following events will cause our future results of operations to differ from our historical performance:

Amendment to Bank Credit Facility. On February 23, 2011, we entered into an amended bank credit facility agreement. This amendment reduces the maximum facility size from $400.0 million to $350.0 million, increases our maximum availability based on the performance of the borrowing base properties, and decreases the maximum corporate leverage ratio, as defined in the loan agreement, from 80% to 70%. See "—Liquidity and Capital Resources" for further detail regarding the bank credit facility.

Acquisition of Interests in Hotel Properties. On February 24, 2011, we signed a purchase and sale agreement pursuant to which we agreed to (i) acquire the Four Seasons Jackson Hole and Four Seasons Silicon Valley hotels in exchange for an aggregate of 15.2 million shares of our common stock at an agreed upon issuance price of $6.25 per share, or an implied value of $95.0 million, and (ii) concurrently directly privately place and issue an additional 8.0 million shares of our stock to an affiliate of the sellers of the two hotels at an agreed upon issuance price of $6.25 per share. The transactions, which are subject to the satisfaction of certain closing conditions, are expected to close on or before April 15, 2011.

Sale of Interests in Hotel Properties. On December 23, 2010, we entered into an agreement to sell our leasehold interest in the Paris Marriott hotel for estimated consideration of €26.5 million. In addition, a euro-denominated security deposit will be released back to us. No earnest money has been deposited by the buyer, and the sale, subject to certain closing contingencies, is scheduled to close before April 30, 2011. This property has been classified as held for sale as of December 31, 2010, and the results of operations for this property have been classified as discontinued operations for all periods presented.

In December 2010, we sold the InterContinental Prague hotel for approximately €106.1 million ($141.4 million based on the foreign exchange rate at December 15, 2010). Net sales proceeds from the sale, after prorations, were approximately $3.6 million which disposition included the buyer assuming the mortgage debt and interest rate swap liability. The results of operations for this property have been classified as discontinued operations for all periods presented.

Impairment Losses and Other Charges. An impairment test of long-lived assets was performed for the Fairmont Scottsdale hotel at December 31, 2010 based on uncertainty surrounding our ability and intent to continue to hold the property beyond the underlying mortgage maturity date of September 2011, resulting in a non-cash impairment charge of $101.3 million. Additionally, we recorded a $40.6 million non-cash impairment charge due to an other-than-temporary decline in value of our 45% investment in SHC KSL Partners, LP (Hotel Venture), the owner of the Hotel del Coronado in San Diego, California, and HdC North Beach Development, LLLP (North Beach Venture).

Termination and De-Designation of Cash Flow Hedges. On February 11, 2011, we paid approximately $4.2 million to terminate three interest rate swaps with a combined notional amount of $125.0 million. We terminated these swaps to address an over-hedged position that would have resulted when our final $100.0 million forward starting swap became effective on February 15, 2011.

In May and June 2010, we paid approximately $7.2 million to terminate five interest rate swaps with a combined notional amount of $300.0 million. The interest rate swaps were originally entered into to hedge our forecasted LIBOR-based debt. However, we concluded that it was not probable that the originally forecasted levels of LIBOR-based debt would occur as a result of the conversion of the Westin St. Francis and Fairmont Chicago loans to fixed-rate and the use of proceeds from an equity offering to pay down the bank credit facility. Therefore, we terminated five interest rate swaps and recorded a charge of $18.3 million, which included the immediate write-off of amounts previously recorded in accumulated other comprehensive loss (OCL) related to these swaps. The charge was recorded in loss on early termination of derivative financial instruments on the consolidated statements of operations during the year ended December 31, 2010.

In addition, based on changes in the forecasted levels of LIBOR-based debt, we de-designated one interest rate swap as a cash flow hedge. Amounts previously recorded in accumulated OCL related to this swap will be reclassified into earnings over the life of the swap and subsequent changes in the market value of the interest swap will be recorded in earnings.

Common Stock Offering. On May 19, 2010, we completed a public offering of 75.9 million shares of common stock at a price of $4.60 per share. After discounts, commissions, and estimated expenses, we raised net proceeds of approximately $331.8 million. These proceeds were used to fund the cash tender offer of the 3.50% Exchangeable Senior Notes due 2012 (Exchangeable Notes) and repay existing indebtedness under the bank credit facility.

Cash Tender Offer of Exchangeable Notes. On May 10, 2010, we announced a cash tender offer to purchase any and all of the Exchangeable Notes outstanding. On June 7, 2010, we completed the tender offer and accepted for purchase, at par, $180.0 million of the principal amount of our outstanding Exchangeable Notes. The aggregate consideration for the Exchangeable Notes accepted for purchase was approximately $181.2 million, which included accrued and unpaid interest of approximately $1.2 million. We recognized a loss on early extinguishment of debt of $0.9 million during the year ended December 31, 2010.

Loan Modifications. On May 5, 2010, we refinanced the loans secured by the Fairmont Chicago and Westin St. Francis hotels. Prior to the refinancing, the two loans included a $220.0 million loan secured by the Westin St. Francis hotel and a $123.8 million loan secured by the Fairmont Chicago hotel. The refinanced loans are cross-collateralized with a total principal amount of $317.8 million, allocated $220.0 million to the Westin St. Francis and $97.8 million to the Fairmont Chicago. Principal of $26.0 million related to the Fairmont Chicago was repaid at the time of the refinancing. The loans were converted from LIBOR-based variable-rate loans to fixed-rate loans with interest payable monthly at an annual interest rate of 6.09%. The maturities of the loans have been extended until 2017. There is an approximate 18-month interest-only period followed by scheduled principal payments based on a 20-year amortization schedule. At the time the refinancing was completed, a $5.5 million reserve account included in restricted cash on our consolidated balance sheet was established, which can be released in the future if certain thresholds prescribed in the loan agreement are met.

Comparison of Year Ended December 31, 2010 to Year Ended December 31, 2009

Operating Results

The following table presents the operating results for the years ended December 31, 2010 and 2009, including the amount and percentage change in these results between the two years of our Total Portfolio (in thousands, except operating data).

	Total Portfolio			
	2010	2009	Change ($) Favorable/ (Unfavorable)	Change (%) Favorable/ (Unfavorable)
Revenues:				
Rooms	$ 362,559	$ 343,891	$ 18,668	5.4%
Food and beverage	238,762	216,982	21,780	10.0%
Other hotel operating revenue	79,981	89,525	(9,544)	(10.7)%
Lease revenue	4,991	4,858	133	2.7%
Total revenues	686,293	655,256	31,037	4.7%
Operating Costs and Expenses:				
Hotel operating expenses	547,449	530,364	(17,085)	(3.2)%
Lease expense	4,566	4,752	186	3.9%
Depreciation and amortization	130,601	130,955	354	0.3%
Impairment losses and other charges	141,858	99,740	(42,118)	(42.2)%
Corporate expenses	34,692	23,910	(10,782)	(45.1)%
Total operating costs and expenses	859,166	789,721	(69,445)	(8.8)%
Operating loss	(172,873)	(134,465)	(38,408)	(28.6)%
Interest expense, net	(85,855)	(93,289)	7,434	8.0%
Loss on early extinguishment of debt	(925)	(883)	(42)	(4.8)%
Loss on early termination of derivative financial instruments	(18,263)	—	(18,263)	(100.0)%
Equity in earnings of joint ventures	13,025	1,718	11,307	658.1%
Foreign currency exchange loss	(1,410)	(896)	(514)	(57.4)%
Other income (expenses), net	2,398	(137)	2,535	1,850.4%
Loss before income taxes and discontinued operations	(263,903)	(227,952)	(35,951)	(15.8)%
Income tax expense	(1,408)	(3,344)	1,936	57.9%
Loss from continuing operations	(265,311)	(231,296)	(34,015)	(14.7)%
Income (loss) from discontinued operations, net of tax	34,511	(15,137)	49,648	328.0%
Net loss	(230,800)	(246,433)	15,633	6.3%
Net loss attributable to the noncontrolling interests in SHR's operating partnership	1,687	3,129	(1,442)	(46.1)%
Net income attributable to the noncontrolling interests in consolidated affiliates	(1,938)	(641)	(1,297)	(202.3)%
Net loss attributable to SHR	$(231,051)	$(243,945)	$ 12,894	5.3%
Operating Data (1):				
Number of hotels	14	14		
Number of rooms	6,681	6,681		

(1) Operating data includes the leased property and excludes unconsolidated joint ventures and properties included in discontinued operations.

We entered into an agreement to sell our leasehold interest in the Paris Marriott hotel in the fourth quarter of 2010 and have classified the hotel as held for sale. We sold the InterContinental Prague hotel during the fourth quarter of 2010 and both the Four Seasons Mexico City and Renaissance Paris Hotel Le Parc Trocadero (Renaissance Paris) hotels during the fourth quarter of 2009. The results of operations for these hotels are included in income (loss) from discontinued operations, net of tax for the years ended December 31, 2010 and 2009.

Rooms. Rooms revenue increased $18.7 million, or 5.4%, for the year ended December 31, 2010 from the year ended December 31, 2009. RevPAR for the year ended December 31, 2010 increased by 5.4% from the year ended December 21, 2009. The components of RevPAR for the years ended December 31, 2010 and 2009 are summarized as follows:

	Years Ended December 31,	
	2010	2009
Occupancy	68.65%	66.27%
ADR	$226.01	$222.08
RevPAR	$155.16	$147.17

Rooms revenue increased across most of our hotels for the year ended December 31, 2010 from the year ended December 31, 2009. Hotels that had significant increases in rooms revenue include the Ritz-Carlton Half Moon Bay, Marriott London Grosvenor Square, and Loews Santa Monica Beach hotels, which had increases of 20.9%, 17.3%, and 16.1%, respectively. These hotels have had higher group demand and improved ADR due to improving market conditions compared to 2009. There were no significant declines in rooms revenue at individual hotel properties.

Food and Beverage. Food and beverage revenue increased $21.8 million, or 10.0%, for the year ended December 31, 2010 from the year ended December 31, 2009. With the exception of the Hyatt Regency La Jolla hotel, all hotels experienced an increase in food and beverage revenue. The primary factor increasing food and beverage revenue at the hotels was an increase in group occupancy, which generated higher banquet revenue when compared to prior year. The Hyatt Regency La Jolla hotel experienced a decrease in food and beverage revenue as a result of lower group demand in 2010 and social catering activity in 2009, which was not repeated in 2010.

Other Hotel Operating Revenue. Other hotel operating revenue decreased $9.5 million, or 10.7%, for the year ended December 31, 2010 from the year ended December 31, 2009. The decrease is primarily due to a $11.2 million decline in cancellation revenue when compared to prior year. During 2009, there were significant group cancellations, particularly at the Fairmont Scottsdale, Ritz-Carlton Half Moon Bay, and Ritz-Carlton Laguna Niguel hotels due to corporate cost-cutting initiatives during the economic downturn and the negative perception of companies staying at luxury hotels.

Hotel Operating Expenses. The following table presents the components of our hotel operating expenses for the years ended December 31, 2010 and 2009, including the amount and percentage change in these expenses between the two years (in thousands):

	Total Portfolio			
	2010	2009	Change($) Favorable/ (Unfavorable)	Change (%) Favorable/ (Unfavorable)
Hotel operating expenses:				
Rooms	$105,142	$100,642	$ (4,500)	(4.5)%
Food and beverage	171,279	160,252	(11,027)	(6.9)%
Other departmental expenses	199,336	193,699	(5,637)	(2.9)%
Management fees	22,911	23,386	475	2.0%
Other hotel expenses	48,781	52,385	3,604	6.9%
Total hotel operating expenses	$547,449	$530,364	$(17,085)	(3.2)%

Hotel operating expenses increased $17.1 million, or 3.2%. Hotel operating expenses were impacted by higher payroll costs due to increases in occupancy, which resulted in higher variable-labor costs and bonus increases, and higher food and beverage costs due to increased food and beverage consumption. In addition, credit card and travel agent commissions increased due to higher occupancy and rates. These increases were partially offset by lower real estate tax, insurance, and utility costs and lower management fees due to management agreement amendments at certain of our hotels.

Impairment Losses and Other Charges. During the year ended December 31, 2010, we performed an impairment test of long-lived assets at the Fairmont Scottsdale due to the fact that its fair value at December 31, 2010 was below its carrying value and the uncertainty surrounding our intent and ability to continue to hold the property beyond the underlying mortgage maturity date of September 2011. Due to the uncertainty on the hold period, we performed a probability weighted analysis, which included various scenarios, including a potential sale on the property. Based on this analysis, the carrying value exceeded the undiscounted cash flows. As such, we recognized a non-cash impairment charge of $101.3 million for the difference between the carrying value and the fair value of the hotel. We also recorded a non-cash impairment charge of $40.6 million related to an other-than-temporary decline in value of our investment in the Hotel and North Beach Ventures.

During the year ended December 31, 2009, we recorded a non-cash goodwill impairment charge of $41.9 million. The charge related to the Four Seasons Washington, D.C. ($23.9 million), Ritz-Carlton Half Moon Bay ($15.5 million) and Marriott London Grosvenor Square ($2.5 million) hotels. We recorded a non-cash long-lived asset impairment charge of $23.2 million related to two Mexican development sites based on uncertainties surrounding the development of this land in a manner consistent with our original plan. We also recorded a non-cash impairment charge of $26.5 million related to an other-than-temporary decline in value of our investment in the Hotel and North Beach Ventures.

During the year ended December 31, 2009, we abandoned several capital projects due to unfavorable market conditions and recorded a charge of approximately $8.0 million to write off capitalized costs and deposits related to these projects. For the year ended December 31, 2009, we also recorded a charge of $0.2 million to write off our investment in Luxury Leisure Properties International, L.L.C. (LLPI). Our interest in the LLPI venture was redeemed in May 2009.

Corporate Expenses. Corporate expenses increased $10.8 million, or 45.1%, for the year ended December 31, 2010 when compared to the same period in 2009. These expenses consist primarily of payroll and related costs, professional fees, travel expenses and office rent. The increase in corporate expenses is due to a $12.5 million increase in the charge related to the Value Creation Plan. See "Item 8. Financial Statements and Supplementary Data—12. Share-Based Employee Compensation Plans—Value Creation Plan" for further description of this plan. This expense is directly related to the Company's market capitalization and increased during the year as a result of the May 2010 equity offering, increases in our stock price during the year, and continued volatility in the stock price. The increase was partially offset by a decrease in expense related to our RSUs. In 2009, we accelerated the vesting of certain RSUs issued prior to December 31, 2008 resulting in a one-time charge of approximately $3.6 million to recognize the remaining unamortized deferred compensation costs related to these vested RSUs.

Interest Expense, Net. The $7.4 million, or 8.0%, decrease in interest expense, net for the year ended December 31, 2010 when compared to the year ended December 31, 2009 was primarily due to:

- a $16.5 million decrease attributable to lower average borrowings, partially offset by
- a $7.8 million increase in expense related to the mark to market of certain interest rate swaps,
- a $1.1 million decrease in capitalized interest, and
- a $0.2 million decrease in interest income.

The components of interest expense, net for the years ended December 31, 2010 and 2009 are summarized as follows (in thousands):

	Years Ended December 31,	
	2010	2009
Mortgages and other debt	$(35,874)	$(47,049)
Bank credit facility	(5,457)	(10,998)
Exchangeable Notes	(2,783)	(6,311)
Amortization of Exchangeable Notes discount	(1,865)	(4,296)
Amortization of deferred financing costs	(6,634)	(6,610)
Amortization of interest rate swap costs	(25,317)	(19,191)
Mark to market of certain interest rate swaps	(9,013)	(1,197)
Interest income	430	640
Capitalized interest	658	1,723
Total interest expense, net	$(85,855)	$(93,289)

The weighted average debt outstanding for the years ended December 31, 2010 and 2009 amounted to $1.30 billion and $1.60 billion, respectively, and the weighted average interest rate for both the years ended December 31, 2010 and 2009, including the effect of net settlements of interest rate swaps but excluding the mark to market of certain interest rate swaps, was 5.5%. At December 31, 2010, including the effect of interest rate swaps, approximately 100.0% of our total debt had fixed interest rates.

Loss on Early Extinguishment of Debt. During the year ended December 31, 2010, we tendered all outstanding Exchangeable Notes and recognized loss on early extinguishment of debt of $0.9 million. During the year ended December 31, 2009, we amended the terms of our bank credit facility and wrote off $0.9 million of deferred financing costs.

Loss on Early Termination of Derivative Financial Instruments. During the year ended December 31, 2010, we terminated five interest rate swaps and recognized a charge of $18.3 million, which included amounts previously recorded in accumulated OCL related to these swaps.

Equity in Earnings of Joint Ventures. The following tables present equity in earnings and certain components included in the calculation of equity in earnings resulting from our unconsolidated joint ventures.

Year ended December 31, 2010 (in thousands):

	Hotel /North Beach Ventures(1)	Four Seasons Residence Club Punta Mita (RCPM)	BuyEfficient(2)	Total
Equity in earnings	$12,175	$271	$579	$13,025
Depreciation	7,894	79	—	7,973
Interest expense	7,753	244	—	7,997
Income tax (benefit) expense	(503)	95	—	(408)

Year ended December 31, 2009 (in thousands):

	Hotel /North Beach Ventures	Four Seasons RCPM	BuyEfficient	Total
Equity in earnings	$ 936	$254	$528	$1,718
Depreciation	7,736	128	—	7,864
Interest expense	7,799	104	—	7,903
Income tax expense	82	86	—	168

(1) These ventures include SHC KSL Partners, LP (Hotel Venture), the existing owner of the Hotel del Coronado, and HdC North Beach Development, LLLP (North Beach Venture), the owner of a residential condominium-hotel development adjacent to the hotel.
(2) On January 21, 2011, we sold our 50% interest in BuyEfficient for $9.0 million.

We recorded $13.0 million of equity in earnings during the year ended December 31, 2010, which is an $11.3 million increase from the $1.7 million equity in earnings recorded during the year ended December 31, 2009. The change was primarily due to our $11.0 million share of the gain on extinguishment of debt at the Hotel Venture, as a result of a discounted payoff on one of the loans. See "—Off-Balance Sheet Arrangements" for further details.

Foreign Currency Exchange Loss. We recorded a foreign currency exchange loss of $1.4 million during the year ended December 31, 2010, which is a $0.5 million increase from the $0.9 million foreign currency exchange loss recorded in the prior year. The change was primarily related to changing foreign exchange rates related to a GBP-denominated loan associated with the Marriott London Grosvenor Square and working capital at certain foreign hotel properties.

Other Income (Expenses), Net. Other income (expenses), net includes asset management fee income, non-income related state, local and franchise taxes, as well as miscellaneous income and expenses. The increase in income of $2.5 million for the year ended December 31, 2010 when compared to the prior year is primarily due to a refund of a local use tax related to the Fairmont Scottsdale hotel and an increase in asset management fee income.

Income Tax Expense. Income tax expense decreased $1.9 million, or 57.9%, during the year ended December 31, 2010 when compared to the year ended December 31, 2009. The change in income taxes primarily relates to the Four Seasons Punta Mita hotel. We recorded a charge in the first quarter of 2009 to adjust 2008 deferred items related to the newly enacted Mexican flat tax. There was no similar charge in 2010.

Income (Loss) from Discontinued Operations, Net of Tax. We entered into an agreement to sell our leasehold interest in the Paris Marriott hotel in the fourth quarter of 2010 and have classified the hotel as held for sale. We sold the InterContinental Prague hotel during the fourth quarter of 2010 and both the Four Seasons Mexico City and Renaissance Paris hotels during the fourth quarter of 2009. The results of operations of these hotels were reclassified as discontinued operations for the periods presented. The income (loss) from discontinued operations amounted to $34.5 million of income and $15.1 million of loss for the years ended December 31, 2010 and 2009, respectively.

The income from discontinued operations for the year ended December 31, 2010 primarily consisted of the operating results of the InterContinental Prague hotel and Paris Marriott hotel as well as a $28.4 million gain recognized on the sale of the InterContinental Prague hotel and a $1.9 million deferred gain related to the sale of the Hyatt Regency New Orleans hotel, partially offset by a $0.6 million loss recognized on the sale of the Four Seasons Mexico City hotel.

The $15.1 million loss from discontinued operations for the year ended December 31, 2009 primarily consisted of the operating results of the InterContinental Prague hotel and the Renaissance Paris hotel, which included a non-cash long-lived asset impairment charge of $30.8 million, partially offset by a $6.5 million gain recognized on the sale of the Four Seasons Mexico City hotel and a $11.7 million gain recognized on the sale of the Renaissance Paris hotel as well as operating results at the Paris Marriott hotel and Four Seasons Mexico City hotel.

Net Loss Attributable to the Noncontrolling Interests in SHR's Operating Partnership. We record net loss or income attributable to noncontrolling interest in SHR's operating partnership based on the percentage of SH Funding we do not own. Net loss attributable to noncontrolling interests in SHR's operating partnership decreased by $1.4 million when compared to prior year. This change was due to the decrease in net loss recognized during the year ended December 31, 2010 when compared to the year ended December 31, 2009. Additionally, our ownership percentage of SH Funding increased when compared to the prior year due to a common stock offering in May 2010.

Net Income Attributable to the Noncontrolling Interests in Consolidated Affiliates. We record net loss or income attributable to noncontrolling interests in consolidated affiliates for the non-ownership interests in hotels that are partially owned by us. Net income attributable to noncontrolling interests in consolidated affiliates increased by $1.3 million for the year ended December 31, 2010 when compared to the year ended December 31, 2009 due to an increase in net income of our consolidated affiliates.

Comparison of Year Ended December 31, 2009 to Year Ended December 31, 2008

Operating Results

The following table presents the operating results for the years ended December 31, 2009 and 2008, including the amount and percentage change in these results between the two years of our Total Portfolio (in thousands, except operating data).

	Total Portfolio			
	2009	2008	Change ($) Favorable/ (Unfavorable)	Change (%) Favorable/ (Unfavorable)
Revenues:				
Rooms	$ 343,891	$ 445,244	$(101,353)	(22.8)%
Food and beverage	216,982	293,344	(76,362)	(26.0)%
Other hotel operating revenue	89,525	97,316	(7,791)	(8.0)%
Lease revenue	4,858	5,387	(529)	(9.8)%
Total revenues	655,256	841,291	(186,035)	(22.1)%
Operating Costs and Expenses:				
Hotel operating expenses	530,364	625,182	94,818	15.2%
Lease expense	4,752	4,953	201	4.1%
Depreciation and amortization	130,955	109,532	(21,423)	(19.6)%
Impairment losses and other charges	99,740	277,917	178,177	64.1%
Corporate expenses	23,910	24,800	890	3.6%
Total operating costs and expenses	789,721	1,042,384	252,663	24.2%
Operating loss	(134,465)	(201,093)	66,628	33.1%
Interest expense, net	(93,289)	(78,861)	(14,428)	(18.3)%
Loss on early extinguishment of debt	(883)	—	(883)	(100.0)%
Equity in earnings of joint ventures	1,718	2,810	(1,092)	(38.9)%
Foreign currency exchange loss	(896)	(1,518)	622	41.0%
Other expenses, net	(137)	(690)	553	80.1%
Loss before income taxes, distributions in excess of noncontrolling interest capital, loss on sale of noncontrolling interests in hotel properties and discontinued operations	(227,952)	(279,352)	51,400	18.4%
Income tax expense	(3,344)	(6,479)	3,135	48.4%
Distributions in excess of noncontrolling interest capital	—	(2,499)	2,499	100.0%
Loss before loss on sale of noncontrolling interests in hotel properties and discontinued operations	(231,296)	(288,330)	57,034	19.8%
Loss on sale of noncontrolling interests in hotel properties	—	(46)	46	100.0%
Loss from continuing operations	(231,296)	(288,376)	57,080	19.8%
Loss from discontinued operations, net of tax	(15,137)	(29,110)	13,973	48.0%
Net loss	(246,433)	(317,486)	71,053	22.4%
Net loss attributable to the noncontrolling interests in SHR's operating partnership	3,129	4,065	(936)	(23.0)%
Net income attributable to the noncontrolling interests in consolidated affiliates	(641)	(3,870)	3,229	83.4%
Net loss attributable to SHR	$(243,945)	$ (317,291)	$ 73,346	23.1%
Operating Data(1):				
Number of hotels	14	14		
Number of rooms	6,681	6,670		

(1) Operating data includes the leased property and excludes unconsolidated joint ventures and properties included in discontinued operations.

We entered into an agreement to sell our leasehold interest in the Paris Marriott hotel in the fourth quarter of 2010 and have classified the hotel as held for sale. We sold the InterContinental Prague hotel during the fourth quarter of 2010, the Four Seasons Mexico City and Renaissance Paris hotels during the fourth quarter of 2009, and the Hyatt Regency Phoenix hotel during the third quarter of 2008. The results of operations for these hotels are included in loss from discontinued operations, net of tax for the years ended December 31, 2009 and 2008.

Rooms. Rooms revenue decreased $101.4 million, or 22.8%. RevPAR for the year ended December 31, 2009 decreased by 22.6% from the year ended December 31, 2008. The components of RevPAR for the years ended December 31, 2009 and 2008 are summarized as follows:

	Years Ended December 31,	
	2009	2008
Occupancy	66.27%	71.86%
ADR	$222.08	$264.63
RevPAR	$147.17	$190.17

When comparing the same period from prior year, rooms revenue decreased across our portfolio of hotels. The reduction in rooms revenue was the result of declines in both occupancy and ADR. Corporate spending on travel has decreased as a result of corporate cost-cutting initiatives and the negative perception of staying at luxury hotels. In addition, consumer spending on travel has decreased significantly due to the current economic downturn. Lower occupancy at the hotels has put downward pressure on ADR, and premium transient and group business has been replaced by less expensive discount business. The majority of our portfolio properties incurred significant declines in RevPAR ranging from 20%-30%.

Food and Beverage. Food and beverage revenue decreased by $76.4 million, or 26.0%, for the year ended December 31, 2009 from the year ended December 31, 2008. Consistent with the decrease in rooms revenue, food and beverage revenue decreased across our entire portfolio of hotels, except at the Four Seasons Washington, D.C. hotel. The primary driver of the food and beverage revenue decrease was the decline in occupancy at the hotels, in particular, a decline in group bookings, which typically have significant levels of spending on food and beverage. The decrease in revenue was partially offset by increases at the Four Seasons Washington, D.C. hotel, which opened a new restaurant in the first quarter of 2009 and recovered business that was displaced during the renovation of the hotel in 2008.

Other Hotel Operating Revenue. Other hotel operating revenue decreased $7.8 million, or 8.0%, for the year ended December 31, 2009 from the year ended December 31, 2008. The decline in occupancy at the hotels has resulted in overall decreases in ancillary revenues at the hotels, including spa, retail and telephone revenues. In addition, there was a decrease in fees earned from the villa rental program at the Four Seasons Punta Mita Resort due to the weak economy and the swine flu outbreak. These decreases were partially offset by a $6.2 million increase in cancellation fees received primarily at the Fairmont Scottsdale, Ritz-Carlton Half Moon Bay, Four Seasons Punta Mita and Ritz-Carlton Laguna Niguel hotels.

Lease Revenue. Lease revenue decreased $0.5 million, or 9.8%, for the year ended December 31, 2009 from the year ended December 31, 2008. The decrease in lease revenue is due to a decline in ADR at the Marriott Hamburg due to lower demand in the market.

Hotel Operating Expenses. The following table presents the components of our hotel operating expenses for the years ended December 31, 2009 and 2008, including the amount and percentage change in these expenses between the two years (in thousands):

	Total Portfolio			
	2009	2008	Change ($) Favorable/ (Unfavorable)	Change (%) Favorable/ (Unfavorable)
Hotel operating expenses:				
Rooms	$100,642	$114,445	$13,803	12.1%
Food and beverage	160,252	202,641	42,389	20.9%
Other departmental expenses	193,699	218,606	24,907	11.4%
Management fees	23,386	32,336	8,950	27.7%
Other hotel expenses	52,385	57,154	4,769	8.3%
Total hotel operating expenses	$530,364	$625,182	$94,818	15.2%

Hotel operating expenses decreased $94.8 million, or 15.2%. Rooms, food and beverage, and other departmental expenses decreased due to a combination of a decline in occupancy at the hotels, which reduced variable costs, including a $15.8 million decrease in food and beverage costs and a $7.1 million decrease in credit card and travel agent commissions, and the successful implementation of our fixed-cost reduction initiative, which included a $39.5 million decrease in payroll due to lower headcount totals. A modification of the license and service agreement of a restaurant operator at the Westin St. Francis hotel contributed to the decrease in both the food and beverage and payroll costs. The $9.0 million decrease in management fee expense includes a decrease in base management fees, which correlates with the overall decrease in revenue at the hotels, and a decrease in the incentive management fees, which decreased based on declines in the profitability at the hotels.

Depreciation and Amortization. Depreciation and amortization increased $21.4 million, or 19.6%, for the year ended December 31, 2009 when compared to year ended December 31, 2008. The increase is due to capital projects being placed in service during late 2008 through 2009. Major projects were placed in service at the Marriott London Grosvenor Square, the Fairmont Scottsdale, the Westin St. Francis, and the Four Seasons Washington, D.C. hotels.

Impairment Losses and Other Charges. During the year ended December 31, 2009, we recorded a non-cash goodwill impairment charge of $41.9 million. The charge related to the Four Seasons Washington, D.C. ($23.9 million), Ritz-Carlton Half Moon Bay ($15.5 million) and Marriott London Grosvenor Square ($2.5 million) hotels. We recorded a non-cash long-lived asset impairment charge of $23.2 million related to two Mexican development sites based on uncertainties surrounding the development of this land in a manner consistent with our original plan. We also recorded a non-cash impairment charge of $26.5 million related to an other-than-temporary decline in value of our investment in the Hotel and North Beach Ventures.

During the year ended December 31, 2009, we abandoned several capital projects due to unfavorable market conditions and recorded a charge of approximately $8.0 million to write off capitalized costs and deposits related to these projects. For the year ended December 31, 2009, we also recorded a charge of $0.2 million to write off our investment in LLPI. Our interest in the LLPI venture was redeemed in May 2009.

During the year ended December 31, 2008, we recorded a non-cash impairment charge that consisted of $234.7 million of goodwill, $0.6 million of other intangible assets, and $1.0 million of investment in joint ventures. The charges related to the Ritz-Carlton Laguna Niguel ($61.5 million), Westin St. Francis ($57.1 million), Fairmont Scottsdale ($50.7 million), Marriott London Grosvenor Square ($49.6 million), the Four Seasons Washington, D.C. ($16.4 million) and our investment in Four Seasons RCPM ($1.0 million).

We also recorded a charge of approximately $35.7 million during the year ended December 31, 2008 related to abandoning our planned purchase of an interest in a mixed-use building, the Aqua Building. The charge included the loss of our $28.0 million deposit in the form of a letter of credit that secured the contract and approximately $7.7 million in planning and development costs. Additionally, we abandoned several capital projects at certain of our properties due to unfavorable market conditions and recorded a charge of approximately $5.9 million to write off capitalized costs related to these projects.

Corporate Expenses. Corporate expenses decreased $0.9 million, or 3.6%, for the year ended December 31, 2009 when compared to the same period in 2008. These expenses consist primarily of payroll and related costs, professional fees, travel expenses and office rent. The overall decrease in corporate expenses is attributable to a decrease in professional fees and a decrease in costs related to terminated transactions, partially offset by an increase related to the vesting acceleration of certain RSUs issued prior to December 31, 2008.

Interest Expense, Net. The $14.4 million, or 18.3%, increase in interest expense, net for the year ended December 31, 2009 when compared to the year ended December 31, 2008 was primarily due to:

- a $6.9 million decrease in capitalized interest,
- a $5.1 million increase attributable to higher average borrowings,
- a $3.1 million increase in the amortization of deferred financing costs,
- a $1.2 million increase in expense related to the mark to market of certain interest rate swaps,
- a $0.5 million decrease in interest income, partially offset by
- a $2.4 million decrease attributable to lower average interest rates.

The components of interest expense, net for the years ended December 31, 2009 and 2008 are summarized as follows (in thousands):

	Years Ended December 31,	
	2009	2008
Mortgages and other debt	$(47,049)	$(68,484)
Bank credit facility	(10,998)	(6,211)
Exchangeable Notes	(6,311)	(6,265)
Amortization of Exchangeable Notes discount	(4,296)	(4,141)
Amortization of deferred financing costs	(6,610)	(3,538)
Amortization of interest rate swap costs	(19,191)	—
Mark to market of certain interest rate swaps	(1,197)	—
Interest income	640	1,132
Capitalized interest	1,723	8,646
Total interest expense, net	$(93,289)	$(78,861)

The weighted average debt outstanding for the years ended December 31, 2009 and 2008 amounted to $1.60 billion and $1.51 billion, respectively, and the weighted average interest rate for the years ended December 31, 2009 and 2008, including the effect of net settlements of interest rate swaps but excluding the mark to market of certain interest rate swaps, was 5.5% and 5.7%, respectively. At December 31, 2009, including the effect of interest rate swaps, 14.0% of our total debt had variable interest rates and 86.0% had fixed interest rates.

Loss on Early Extinguishment of Debt. During the first quarter of 2009, we amended the terms of our bank credit facility and wrote off $0.9 million of deferred financing costs.

Equity in Earnings of Joint Ventures. The following tables present equity in earnings and certain components included in the calculation of equity in earnings resulting from our unconsolidated joint ventures.

Year ended December 31, 2009 (in thousands):

	Hotel /North Beach Ventures	Four Seasons RCPM	BuyEfficient	Total
Equity in earnings	$ 936	$254	$528	$1,718
Depreciation	7,736	128	—	7,864
Interest expense	7,799	104	—	7,903
Income tax expense	82	86	—	168

Year ended December 31, 2008 (in thousands):

	Hotel /North Beach Ventures	Four Seasons RCPM	BuyEfficient	LLPI	Total
Equity in earnings (losses)	$ 2,177	$988	$239	$(594)	$ 2,810
Depreciation	7,379	—	—	—	7,379
Interest	15,204	178	—	—	15,382
Income tax (benefit) expense	(157)	381	—	—	224

We recorded $1.7 million of equity in earnings during the year ended December 31, 2009, which is a $1.1 million decrease from the $2.8 million equity in earnings recorded during the year ended December 31, 2008. The change was primarily due to a decrease in operating performance related to the Hotel Venture and the Four Seasons RCPM, partially offset by a decrease in interest expense at the Hotel Venture, which was the result of lower interest rates.

Foreign Currency Exchange Loss. Foreign currency exchange loss decreased by $0.6 million during the year ended December 31, 2009 when compared to the same period in the prior year. The decrease was primarily related to working capital at certain foreign hotel properties.

Other Expenses, Net. Other expenses, net includes asset management fees, non-income related state, local and franchise taxes, as well as miscellaneous income and expenses. The decrease in this expense of $0.6 million is primarily attributable to decreases in state and local tax expense.

Income Tax Expense. Income tax expense decreased $3.1 million during the year ended December 31, 2009 when compared to the year ended December 31, 2008. The decrease in the income tax expense is primarily attributable to decreases in earnings at our various U.S. domestic and foreign properties.

Distributions in Excess of Noncontrolling Interest Capital. We made a distribution to our noncontrolling interest partner in a consolidated entity in excess of the noncontrolling interest partner's capital account in the amount of $2.5 million for the year ended December 31, 2008.

Loss from Discontinued Operations, Net of Tax. We entered into an agreement to sell our leasehold interest in the Paris Marriott hotel in the fourth quarter of 2010 and have classified the hotel as held for sale. We sold the InterContinental Prague hotel during the fourth quarter of 2010, the Four Seasons Mexico City and Renaissance Paris hotels during the fourth quarter of 2009, and the Hyatt Regency Phoenix hotel during the third quarter of 2008. The results of operations of these hotels were reclassified as discontinued operations for the periods presented. The loss from discontinued operations amounted to $15.1 million and $29.1 million for the years ended December 31, 2009 and 2008, respectively.

The loss from discontinued operations for the year ended December 31, 2009 primarily consisted of the operating results of the InterContinental Prague hotel and the Renaissance Paris hotel, which included a non-cash long-lived asset impairment charge of $30.8 million, partially offset by a $6.5 million gain recognized on the sale of the Four Seasons Mexico City hotel and a $11.7 million gain recognized on the sale of the Renaissance Paris hotel as well as operating results at the Paris Marriott hotel and Four Seasons Mexico City hotel.

The $29.1 million loss from discontinued operations for the year ended December 31, 2008 primarily consisted of the operating results of the InterContinental Prague hotel, which included a non-cash goodwill impairment charge of $49.4 million, and operating results of the Renaissance Paris hotel, which included a non-cash goodwill impairment charge of $33.3 million, partially offset by operating results at the Paris Marriott hotel and Hyatt Regency Phoenix hotel as well as a $37.1 million gain recognized on the sale of the Hyatt Regency Phoenix hotel and a $0.4 million gain recognized on the sale of the Hyatt Regency New Orleans hotel.

Net Loss Attributable to the Noncontrolling Interests in SHR's Operating Partnership. We record net loss or income attributable to noncontrolling interests in SHR's operating partnership based on the percentage of SH Funding we do not own. Net loss attributable to the noncontrolling interest in SHR's operating partnership decreased by $0.9 million. This change was due to the decrease in net loss recognized during the year ended December 31, 2009 when compared to the year ended December 31, 2008. Our ownership percentage of SH Funding did not change.

Net Income Attributable to the Noncontrolling Interests in Consolidated Affiliates. We record net loss or income attributable to noncontrolling interests in consolidated affiliates for the non-ownership interests in hotels that are partially owned by us. Net income attributable to the noncontrolling interests in consolidated affiliates decreased by $3.2 million for the year ended December 31, 2009 when compared to the same period in the prior year due to lower net income of our consolidated affiliates.

Liquidity and Capital Resources

Our short-term liquidity requirements consist primarily of funds necessary to pay for operating expenses and other expenditures. Historically, we have satisfied our short-term liquidity requirements through our existing working capital, cash provided by operations, and our bank credit facility. On February 23, 2011, we exercised our option to extend the maturity date of the bank credit facility to March 9, 2012 and entered into the fourth amendment to our bank credit facility. This fourth amendment decreases the size of the facility from $400.0 million to $350.0 million but increases our maximum availability under the bank credit facility and will continue to provide sufficient borrowing capacity to meet our short-term liquidity requirements during 2011. Prior to the fourth amendment in February 2011, we entered into a third amendment to the bank credit facility in February 2009, which among other things, provided additional flexibility with respect to our financial covenants and related financial calculations. As of December 31, 2010, we were in compliance with our financial and other restrictive covenants contained in the bank credit facility.

Our available capacity under the bank credit facility and compliance with financial covenants in future periods will depend substantially on the financial results of our hotels, and in particular, the operating results and appraised values of the borrowing base assets, which include the Four Seasons Punta Mita Resort, the Four Seasons Washington, D.C., the Marriott Lincolnshire, and the Ritz-Carlton Laguna Niguel hotels. As of February 23, 2011, the outstanding borrowings and letters of credit in the aggregate were $54.5 million.

In the fourth quarter of 2009, we sold the Four Seasons Mexico City and Renaissance Paris for net sales proceeds of $102.4 million. A significant portion of the net proceeds from the sales were used to pay down the bank credit facility. To further improve liquidity, in the second quarter of 2010, we completed a common stock offering and raised net proceeds of approximately $331.8 million. These proceeds were used to fund our tender offer for Exchangeable Notes and repay existing indebtedness under the bank credit facility. In the fourth quarter of 2010, we sold the InterContinental Prague for net sales proceeds of $3.6 million, which disposition included the buyer assuming the mortgage debt and related interest rate swap liability. Additionally, in December 2010, we entered into an agreement to sell our leasehold interest in the Paris Marriott hotel for estimated consideration of €26.5 million. In addition, a euro-denominated security deposit will be released back to us. This sale, which is anticipated to close before April 30, 2011, is expected to provide additional liquidity. On February 24, 2011, we signed a purchase and sale agreement pursuant to which we agreed to (i) acquire the Four Seasons Jackson Hole and Four Seasons Silicon Valley hotels in exchange for an aggregate of 15.2 million shares of our common stock at an agreed upon issuance price of $6.25 per share, or an implied value of $95.0 million, and (ii) concurrently directly privately place and issue an additional 8.0 million shares of our stock to an affiliate of the sellers of the two hotels at an agreed upon issuance price of $6.25 per share. The transactions are expected to close on or before April 15, 2011. As of December 31, 2010, maximum availability under the bank credit facility, including letters of credit, was $257.6 million, outstanding borrowings and letters of credit in the aggregate were $30.5 million, and available cash on hand was approximately $15.8 million. We believe that the measures we have taken as described above should be sufficient to satisfy our liquidity needs for the next 12 months. However, if current financial market conditions worsen and our business deteriorates further, we may breach one or more of our financial covenants or the maximum availability under the bank credit facility may fall below our short-term borrowing needs. A default under the bank credit facility would allow the lenders to declare all amounts outstanding under the facility to become due and payable. Additionally, such an acceleration event would allow for acceleration of the interest rate swaps (with a termination value of $(107.8) million as of December 31, 2010).

In February 2009, our board of directors elected to suspend the quarterly dividend to holders of Series A, B and C Cumulative Redeemable Preferred Stock as a measure to preserve liquidity. Factors contributing to this decision were the declining economic environment for hotel operations, no projected taxable distribution requirement for 2009 under the REIT rules, and uncertainty regarding operating cash flows in 2009. Elimination of preferred dividends equates to approximately $7.7 million in cash flow savings each quarter. In November 2008, our board of directors elected to suspend the quarterly dividend to holders of shares of our common stock beginning in the fourth quarter of 2008, which was estimated to save approximately $22.5 million each quarter. As of December 31, 2010, unpaid cumulative dividends totaled $61.8 million.

Capital expenditures for the years ended December 31, 2010, 2009 and 2008 amounted to $33.0 million, $75.4 million and $182.8 million, respectively. Included in the 2010, 2009 and 2008 amounts were $0.7 million, $1.7 million and $8.6 million of capitalized interest, respectively. For the year ended December 31, 2011, we expect to spend approximately $47.2 million on hotel property and equipment replacement projects in accordance with hotel management or lease agreements and up to approximately $22.0 million on owner-funded projects.

Bank credit facility. On February 23, 2011, we entered into the fourth amendment to our bank credit facility. The following summarizes key financial terms and conditions of the bank credit facility, as amended:

- the maximum facility size was reduced to $350.0 million from $400.0 million;
- maximum availability is now determined by the lesser of 1.2 times (previously 1.3 times) debt service coverage on the borrowing base assets (based on the trailing 12 months net operating income for these assets divided by a 7% (previously 8%) debt constant on the balance outstanding under the bank credit facility, as defined in the loan agreement) or a 55% (previously 45%) advance rate against the appraised value of the borrowing base assets; and
- maximum corporate leverage, as defined in the loan agreement, decreased to 70% from 80%.

Prior to the fourth amendment in February 2011, we entered into the third amendment to our bank credit facility in February 2009. The following summarizes key financial terms and conditions of the bank credit facility that were not impacted by the fourth amendment mentioned above:

- interest rate on the facility is LIBOR plus a margin of 3.75% in the case of each LIBOR loan and base rate plus a margin of 2.75% in the case of each base rate loan and a commitment fee of 0.50% per annum based on the unused revolver balance;
- lenders received additional collateral in the form of mortgages over the four borrowing base properties which mortgages supplement the existing pledges of the Company's interest in SH Funding and SH Funding's interest in certain subsidiaries and guarantees of the loan from the Company and certain of its subsidiaries, all of which continue to secure the bank credit facility;
- minimum corporate fixed charge coverage of 1.15 times;
- minimum tangible net worth, as defined in the agreement, of $600.0 million, excluding goodwill and currency translation adjustments;

- default in payment, when due, of indebtedness of the consolidated group (other than with respect to certain non-domestic entities which do not own property in North America) in excess of $25.0 million, or a default which has the effect of causing such indebtedness to become due and payable prior to maturity, would be an event of default;
- maturity date of March 9, 2011, with a one-year extension option conditioned upon compliance with a corporate fixed charge coverage ratio of 1.15 times for the year ending December 31, 2010; we have requested a formal extension of the facility until March 9, 2012 and we have met the 1.15 times fixed charge coverage ratio required for us to obtain the extension; and
- restrictions on our ability to pay dividends. Such restrictions include:
  - prohibitions on SHR and SH Funding and their respective subsidiaries' ability to pay any dividends unless certain ratios and other conditions are met; and
  - prohibitions on SHR and SH Funding's ability to issue dividends in cash or in kind at any time an event of default shall have occurred.

  Notwithstanding the dividend restriction described above, for so long as the Company qualifies, or has taken all other actions necessary to qualify as a REIT, SH Funding may authorize, declare and pay quarterly cash dividends to the Company when and to the extent necessary for the Company to distribute cash dividends to its shareholders generally in an aggregate amount not to exceed the minimum amount necessary for the Company to maintain its tax status as a REIT, unless SH Funding receives notice of any monetary event of default or other material event of default.

Other terms and conditions exist including provisions to release assets from the borrowing base and limitations on our ability to incur costs for discretionary capital programs. Under the agreement, SH Funding has a letter of credit sub-facility of $75.0 million, which is secured by the bank credit facility. Letters of credit reduce the borrowing capacity under the bank credit facility.

Mortgage debt. The following table summarizes our outstanding mortgage debt and scheduled maturities, including extensions, which can be exercised at our option, as of December 31, 2010 (in thousands):

	Balance as of December 31, 2010	2011	2012	2013	2014	2015	Thereafter
Mortgage loans							
Fairmont Scottsdale, LIBOR plus 0.56%(1)	180,000	180,000	—	—	—	—	—
InterContinental Chicago, LIBOR plus 1.06%(1)	121,000	121,000	—	—	—	—	—
InterContinental Miami, LIBOR plus 0.73%(1)	90,000	90,000	—	—	—	—	—
Loews Santa Monica Beach Hotel, LIBOR plus 0.63%	118,250	—	118,250	—	—	—	—
Ritz-Carlton Half Moon Bay, LIBOR plus 0.67%	76,500	—	76,500	—	—	—	—
Hyatt Regency La Jolla, LIBOR plus 1.00%	97,500	—	97,500	—	—	—	—
Marriott London Grosvenor Square, 3-month GBP LIBOR plus 1.10%(2)	117,281	3,213	3,213	110,855	—	—	—
Fairmont Chicago, 6.09%(2)(3)	$ 97,750	$ —	$ 2,583	$ 2,745	$2,917	$ 3,099	$ 86,406
Westin St. Francis, 6.09%(2)(3)	220,000	—	5,814	6,178	6,565	6,976	194,467
Total mortgage debt	$1,118,281	$394,213	$303,860	$119,778	$9,482	$10,075	$280,873

(1) We are currently working to refinance or extend these loans.

(2) These loan agreements require maintenance of financial covenants, all of which we were in compliance with at December 31, 2010.

(3) On May 5, 2010, we refinanced the $220.0 million loan secured by the Westin St. Francis hotel and the $123.8 million loan secured by the Fairmont Chicago hotel. The refinanced debt is cross-collateralized with a total principal amount of $317.8 million, allocated $220.0 million to the Westin St. Francis and $97.8 million to the Fairmont Chicago. Principal of $26.0 million related to the Fairmont Chicago was repaid at the time of the refinancing. The loans were converted from LIBOR-based variable-rate loans to fixed-rate loans with interest payable monthly at an annual interest rate of 6.09%. There is an approximate18-month interest-only period followed by scheduled principal payments based on a 20-year amortization schedule.

Our long-term liquidity requirements consist primarily of funds necessary to pay for scheduled debt maturities, renovations, expansions and other non-recurring capital expenditures that need to be made periodically to our properties and the costs associated with acquisitions of properties. In addition, we may use cash to buy back outstanding debt or common or preferred securities from time to time when market conditions are favorable through open market purchases, privately negotiated transactions, or a tender offer, although the terms of our bank credit facility prohibit us from buying back common or preferred shares unless certain conditions are met.

Historically, we have satisfied our long-term liquidity requirements through various sources of capital, including our existing working capital, cash provided by operations, sales of properties, long-term property mortgage indebtedness, bank credit facilities, issuance of senior unsecured debt instruments and through the issuance of additional equity securities. The recent crisis in the credit markets has resulted in a challenging credit environment and our ability to raise capital through various debt markets is uncertain. Our ability to raise funds through the issuance of equity securities is dependent upon, among other things, general market conditions for both REITs in general and us specifically and market perceptions about us. On May 19, 2010, we completed a public offering of 75.9 million shares of common stock at a price of $4.60 per share and raised net proceeds of approximately $331.8 million. We will continue to analyze which source of capital is most advantageous to us at any particular point in time, but equity and debt financing may not be consistently available to us on terms that are attractive or at all.

Equity Securities

As of December 31, 2010, we had 1,395,950 RSUs outstanding, of which 358,046 were vested. In addition, we had 669,797 options to purchase shares of SHR common stock (Options) outstanding.

The following table presents the changes in our issued and outstanding shares of common stock and operating partnership units (OP Units) since December 31, 2009 (excluding RSUs):

	Common Shares	OP Units Represented by Noncontrolling Interests	Total
Outstanding at December 31, 2009	75,253,252	954,746	76,207,998
Common stock offering	75,900,000	—	75,900,000
OP Units converted to shares of our common stock	175	(175)	—
RSUs redeemed for shares of our common stock	151,887	—	151,887
Outstanding at December 31, 2010	151,305,314	954,571	152,259,885

Cash Flows

Operating Activities. Net cash provided by operating activities was $81.3 million for the year ended December 31, 2010 compared to $46.6 million for the year ended December 31, 2009 and $95.2 million for the year ended December 31, 2008. Cash flows from operations increased from 2009 to 2010 primarily due to an overall increase in operating income and a decrease in cash paid for interest as a result of the interest rate swap buy down transactions. Cash flows from operations decreased from 2008 to 2009 primarily due to decreased operating income at the hotels, which were negatively impacted by the economic downturn.

Investing Activities. Net cash used in investing activities was $45.0 million for the year ended December 31, 2010 compared to net cash provided by investing activities of $66.3 million for the year ended December 31, 2009, and net cash used in investing activities of $83.9 million for the year ended December 31, 2008. The significant investing activities during these years are summarized below:

- We sold the InterContinental Prague hotel during the year ended December 31, 2010 for net sales proceeds of $3.6 million, the Four Seasons Mexico City and Renaissance Paris hotels during the year ended December 31, 2009 for net sales proceeds of $52.2 million and $50.3 million, respectively, and the Hyatt Regency Phoenix hotel during the year ended December 31, 2008 for net sales proceeds of $89.6 million.
- We sold two apartment buildings associated with the InterContinental Prague for net sales proceeds of $6.6 million during the year ended December 31, 2009.
- We received $10.1 million of cash from our investments in joint ventures during the year ended December 31, 2009.
- We received payments on promissory notes from the purchaser of Hyatt Regency New Orleans of $1.9 million and $6.0 million during the years ended December 31, 2010 and 2008, respectively.
- In 2009, we received a return of $3.8 million of a deposit made in connection with a potential hotel acquisition.
- We paid $1.2 million during the year ended December 31, 2008 for an interest in a newly-formed joint venture, LLPI.
- We disbursed $33.0 million, $75.4 million and $182.8 million during the years ended December 31, 2010, 2009 and 2008, respectively, for capital expenditures primarily related to room renovations and additions; food and beverage and spa facilities.
- Restricted cash and cash equivalents increased by $15.2 million during the year ended December 31, 2010 due to the Fairmont Chicago and Westin St. Francis establishing reserve accounts in accordance with amended loan agreements and other properties funding insurance and real estate tax escrows. Restricted cash and cash equivalents decreased by $14.5 million, and $4.8 million during the years ended December 31, 2009 and 2008, respectively, primarily due to renovations funded through property and equipment replacement reserves.

Financing Activities. Net cash used in financing activities was $66.8 million for the year ended December 31, 2010 compared to $78.8 million for the year ended December 31, 2009 and $34.7 million for the year ended December 31, 2008. The significant financing activities during these years are summarized below:

- We received proceeds from a common stock offering, net of offering costs of approximately $331.8 million during the year ended December 31, 2010.
- During the years ended December 31, 2010 and 2009, we made net payments of $150.0 million and $28.0 million, respectively, on our bank credit facility. During the year ended December 31, 2008, we had net borrowings on our bank credit facility of $97.0 million.
- During the year ended December 31, 2010, we tendered the outstanding Exchangeable Notes for $180.0 million.
- During the year ended December 31, 2010, we made payments of $32.5 million on mortgages.
- We paid $35.2 million and $37.2 million to terminate and buy down interest rate swaps during the years ended December 31, 2010 and 2009, respectively.

- We paid financing costs of $0.2 million, $8.3 million, and $0.4 million for the years ended December 31, 2010, 2009 and 2008, respectively.
- We paid distributions to the noncontrolling interest holders in our consolidated affiliates in the amount of $4.8 million and $9.8 million for the years ended December 31, 2009 and 2008, respectively.
- During the year ended December 31, 2008, we paid quarterly distributions to our common shareholders amounting to $72.0 million, we paid quarterly distributions to preferred shareholders amounting to $30.9 million, and SH Funding paid quarterly distributions to noncontrolling interest holders amounting to $0.9 million.
- During the year ended December 31, 2008, we made a payment of $17.5 million on the promissory note issued in conjunction with our purchase of a land parcel in Punta Mita, Nayarit, Mexico.

Dividend Policy

We generally intend to distribute each year substantially all of our taxable income (which does not necessarily equal net income as calculated in accordance with GAAP) to our shareholders so as to comply with REIT provisions of the Tax Code. If necessary for REIT qualification purposes, we may need to distribute any taxable income in cash or by a special dividend. Our dividend policy is subject to revision at the discretion of our board of directors. All distributions will be made at the discretion of our board of directors and will depend on our taxable income, our financial condition, our maintenance of REIT status and other factors as our board of directors deems relevant.

For the year ended December 31, 2010, our board of directors has continued the suspension of the quarterly dividend to holders of shares of our common and preferred stock as a measure to preserve liquidity due to the economic environment for hotel operations, no projected taxable distribution requirement and pending debt maturities. Based on our current forecasts, we would not be required to make any distributions in order to maintain our REIT status. The board of directors will continue to evaluate the dividend policy in light of the REIT provisions of the Tax Code and the economic climate.

Contractual Obligations

The following table summarizes our future payment obligations and commitments, including the Paris Marriott operating lease, as of December 31, 2010 (in thousands):

	Payments Due by Period				
	Total	Less than 1 year(1)	1 to 3 years	4 to 5 years	More than 5 years
Long-term debt obligations(2)	$1,146,281	$394,213	$461,119	$ 20,781	$270,168
Interest on long-term debt obligations(3)	249,405	65,697	136,180	40,720	6,808
Operating lease obligations—ground leases and office space	9,961	668	2,096	1,474	5,723
Operating leases—Paris Marriott and Marriott Hamburg	406,293	21,257	63,771	42,514	278,751
Construction contracts	1,021	1,021	—	—	—
Total	$1,812,961	$482,856	$663,166	$105,489	$561,450

(1) These amounts represent obligations that are due within fiscal year 2011.

(2) Long-term debt obligations include our mortgages and bank credit facility. Maturity dates assume all extension options are exercised, including the conditional option to extend the bank credit facility.

(3) Interest on variable-rate debt obligations is calculated based on the variable rates at December 31, 2010 and includes the effect of our interest rate swaps.

Reserve Funds for Capital Expenditures

We maintain each of our hotels in excellent repair and condition and in conformity with applicable laws and regulations and in accordance with the agreed upon requirements in our management agreements with our preferred operators.

We are obligated to maintain reserve funds for capital expenditures at the majority of our hotels (including the periodic replacement or refurbishment of furniture, fixtures and equipment) as determined pursuant to the management agreements with our preferred operators. As of December 31, 2010, $15.9 million was in restricted cash reserves for future capital expenditures. Generally, our agreements with hotel operators require us to reserve funds at amounts ranging between 4.0% and 5.0% of the individual hotel's annual revenues and require the funds to be set aside in restricted cash. Expenditures are capitalized as incurred and depreciation begins when the related asset is placed in service. Any unexpended amounts will remain our property upon termination of the management and operating contracts.

Off-Balance Sheet Arrangements

Hotel and North Beach Ventures

On January 9, 2006, our subsidiaries closed the acquisition of 45% joint venture ownership interests in the Hotel Venture, the owner of the Hotel del Coronado in San Diego, California, and the North Beach Venture, the owner of an adjacent residential condominium-hotel development. The Hotel Venture and North Beach Venture are collectively referred to as the Partnerships. We account for our investments in the Partnerships under the equity method of accounting. The Hotel Venture obtained $610.0 million of non-recourse mortgage and mezzanine debt financings and a $20.0 million revolving credit facility, concurrent with our acquisitions, which were secured by, among other things, a mortgage on the Hotel del Coronado. At December 31, 2010, there was an outstanding balance of $18.5 million on the revolving credit facility. At December 31, 2010, there were no letters of credit outstanding. In December 2010, the Hotel Venture purchased a $37.5 million mezzanine layer of the debt structure for a discounted payoff of $13.0 million. The Hotel Venture recognized a $24.5 million gain on extinguishment of debt. We recorded our 45% share of this gain equal to $11.0 million in equity in earnings of joint ventures in the consolidated statement of operations for the year ended December 31, 2010. The remaining mortgage and mezzanine debt financings and revolving credit facility had a maturity date of January 7, 2011. On January 7, 2011, the Hotel Venture obtained an extension of the maturity date to February 9, 2011.

Our investment in the Partnerships amounted to $7.8 million and $36.5 million as of December 31, 2010 and 2009, respectively. Our equity in earnings of the Partnerships was $12.2 million and $0.9 million for the years ended December 31, 2010 and 2009, respectively. We earned fees under an asset management agreement with the Partnerships. We received fees amounting to 1% of the Partnerships' revenues and 2% of the Partnerships' development costs. In addition, we earned financing fees of 0.325% of any debt principal placed on behalf of the Hotel Venture, as well as certain incentive fees as provided by the asset management agreements. We recognized income of 55% of these fees, representing the percentage of the Partnerships not owned by us.

On February 4, 2011, the Hotel Venture completed a recapitalization transaction (the Transaction). Under the terms of the Transaction, we acquired the ownership interest of an existing member and the then remaining members of the Hotel Venture formed a new joint venture, BSK Del Partners, L.P. (New Hotel Venture) with an unaffiliated third party, an affiliate of Blackstone Real Estate Advisors VI L.P. (Blackstone), to own the Hotel del Coronado. Additionally, the New Hotel Venture and Blackstone agreed to convert a portion of the existing debt into equity. Pursuant to the terms of the Transaction, Blackstone will be the general partner of the New Hotel Venture with a 60.0% ownership interest. We will be a limited partner in the New Hotel Venture with an indirect 34.3% ownership interest. As part of the Transaction, we used a combination of our share of $8.5 million of available cash from the original Hotel Venture and $56.9 million of cash drawn from our bank credit facility to fund our contribution. This payment included the purchase of the existing member's ownership in the Hotel and North Beach Ventures and is net of a $1.7 million financing fee earned as part of the Transaction.

The New Hotel Venture secured $425.0 million of five-year debt financing at a weighted average rate of LIBOR plus 480 basis points, subject to a 1% LIBOR floor. After the third year of the loan, the final two one-year extensions require payment to the lender of a 25 basis point extension fee. Additionally, the New Hotel Venture purchased a two-year 2.0% LIBOR cap, which was required by the loan.

As part of the Transaction, the Hotel Venture contributed substantially all of its assets and liabilities to the New Hotel Venture. The New Hotel Venture then settled all contributed debts outstanding by paying balances off in full or agreeing to convert debt to equity.

We will continue to act as asset manager and will earn a quarterly asset management fee equal to 1.0% of gross revenue, certain development fees, and when applicable, an incentive fee equal to one-third of the incentive fee paid to the hotel operator under the hotel management agreement. As part of the New Hotel Venture with Blackstone, the other remaining member of the Hotel Venture and ourselves will earn a profit-based incentive fee of 20.0% of all distributions to the New Hotel Venture that exceed both a 20.0% internal rate of return and two times return on invested equity. We will receive 85.8% of this profit-based fee.

Four Seasons RCPM

We own a 31% interest in and act as asset manager for a joint venture with two unaffiliated parties that is developing the Four Seasons RCPM, a luxury vacation home product sold in fractional ownership interests on the property adjacent to our Four Seasons Punta Mita Resort hotel in Mexico. We account for this investment under the equity method of accounting. At December 31, 2010 and 2009, our investment in the joint venture amounted to $3.9 million and $3.6 million, respectively. Our equity in earnings of the joint venture was $0.3 million for each of the years ended December 31, 2010 and 2009.

BuyEfficient

We own a 50% interest in an electronic purchasing platform joint venture called BuyEfficient with an unaffiliated third party. This platform allows members to procure food, operating supplies, furniture, fixtures and equipment. We account for this investment under the equity method of accounting. At December 31, 2010 and 2009, our investment in the joint venture amounted to $6.3 million and $6.7 million, respectively. Our equity in earnings of the joint venture was $0.6 million and $0.5 million for the years ended December 31, 2010 and 2009, respectively. On January 21, 2011, we sold our 50% interest in this joint venture for $9.0 million.

Related Party Transactions

We have in the past engaged in and currently engage in transactions with related parties. See "Item 8. Financial Statements and Supplementary Data – 15. Related Party Transactions" for a discussion of our transactions with related parties.

Critical Accounting Policies

Our discussion and analysis of our financial condition and results of operations is based upon our consolidated financial statements, which have been prepared in accordance with GAAP. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses and related disclosure of contingent assets and liabilities.

We evaluate our estimates on an ongoing basis. We base our estimates on historical experience, information that is currently available to us and on various other assumptions that we believe are reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions. We believe the following critical accounting policies affect the most significant judgments and estimates used in the preparation of our consolidated financial statements.

- ***Impairment***

  Long-Lived Assets. We review our long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment recognized is measured by the amount by which the carrying amount of the assets exceeds the estimated fair value of the assets. In our analysis of fair value, we use discounted cash flow analysis to estimate the fair value of our properties taking into account each property's expected cash flow from operations, holding period and proceeds from disposing of the property. In addition to the discounted cash flow analysis, management also considers external independent appraisals to estimate fair value. The analysis and appraisals used by management are consistent with those used by a market participant. The factors addressed in determining estimated proceeds from disposition include anticipated operating cash flow in the year of disposition, terminal capitalization rate and selling price per room. Judgment is required in determining the discount rate applied to estimated cash flows, growth rate of the properties, the need for capital expenditures, as well as specific market and economic conditions. Additionally, the classification of assets as held for sale requires the recording of assets at their net realizable value which can affect the amount of impairment recorded. During the year ended December 31, 2010, impairment tests of long-lived assets were performed for the InterContinental Prague as a result of a change in the anticipated holding period for that hotel and at the Fairmont Scottsdale. We performed an impairment test of long-lived assets at the Fairmont Scottsdale due to the fact that its fair value at December 31, 2010 was below its carrying value and the uncertainty surrounding our intent and ability to continue to hold the property beyond the underlying mortgage maturity date of September 2011. Due to the uncertainty on the hold period, we performed a probability weighted analysis, which included various scenarios, including a potential sale on the property. Based on this analysis, the carrying value exceeded the undiscounted cash flows. As such, we recognized a non-cash impairment charge of $101.3 million for the difference between the carrying value and the fair value of the hotel. If deterioration in economic and market conditions occurs, it may present a potential for impairment charges on our hotel properties subsequent to December 31, 2010. Any such adjustments could be material, but will be non-cash.

  Goodwill. We review goodwill for impairment at least annually as of December 31 and whenever circumstances or events indicate potential impairment. Goodwill has an indefinite useful life that should not be amortized but should be reviewed annually for impairment, or more frequently if events or changes in circumstances indicate that goodwill might be impaired. The measurement of impairment of goodwill consists of two steps. In the first step, we compare the fair value of each reporting unit, which in our case is each hotel property, to its carrying value. In the second step of the impairment test, the impairment loss is determined by comparing the implied fair value of goodwill to the recorded amount of goodwill. The activities in the second step include hypothetically allocating the fair value of the reporting unit used in step one to all of the assets and liabilities, including all intangible assets, even if no intangible assets are currently recorded, of that reporting unit as if the reporting unit had been acquired in a business combination and the fair value of the reporting unit was the price paid to acquire the reporting unit.

  We performed our annual impairment test for goodwill as of December 31, 2010. In addition, we performed a goodwill impairment test at the InterContinental Prague in September 2010, as a result of a change in the anticipated holding period. We did not record any non-cash goodwill impairment charges for the year-ended December 31, 2010 based on the outcomes of these tests. However, if deterioration in economic and market conditions occurs, it may present a potential for impairment charges on our hotel properties subsequent to December 31, 2010. Any such adjustments could be material, but will be non-cash.

  Investment in Unconsolidated Joint Ventures. A series of operating losses of an investee or other factors may indicate that a decrease in value of a company's investment in unconsolidated joint ventures has occurred which is other-than-temporary. Accordingly, the investment in each of the unconsolidated joint ventures is evaluated periodically and as deemed necessary for recoverability and valuation declines that are other-than-temporary. If the investment is other than temporarily impaired, the investment is written down to its estimated fair value. Also taken into consideration when testing for impairment is the value of the underlying real estate investments, the ownership and distribution preferences and limitations and rights to sell and repurchase of its ownership interests. During the year ended December 31, 2010, we recorded a $40.6 million non-cash impairment charge due to other-than-temporary declines in value of our 45% interests in the joint ventures that own the Hotel del Coronado and an associated condominium-hotel development adjacent to the Hotel del Coronado.

- ***Acquisition Related Assets and Liabilities.*** Accounting for the acquisition of a hotel property as a purchase transaction requires an allocation of the purchase price to the assets acquired and the liabilities assumed in the transaction at their respective estimated fair values. The most difficult estimations of individual fair values are those involving long-lived assets, such as property and equipment and intangible assets. We use all available information to make these fair value determinations and, for hotel acquisitions, engage an independent valuation specialist to assist in the fair value determination of the acquired long-lived assets. Due to inherent subjectivity in determining the estimated fair value of long-lived assets, we believe that the recording of acquired assets and liabilities is a critical accounting policy.

- ***Depreciation and Amortization Expense.*** Depreciation expense is based on the estimated useful life of our assets. The life of the assets is based on a number of assumptions, including cost and timing of capital expenditures to maintain and refurbish the asset, as well as specific market and economic conditions. While management believes its estimates are reasonable, a change in the estimated lives could affect depreciation expense and net income or the gain or loss on the sale of any of the assets.

- ***Derivative Instruments and Hedging Activities.*** Derivative instruments and hedging activities require management to make judgments on the nature of its derivatives and their effectiveness as hedges. These judgments determine if the changes in fair value of the derivative instruments are reported in our consolidated statements of operations as a component of net income or as a component of comprehensive income and as a component of equity on our consolidated balance sheets. While management believes its judgments are reasonable, a change in a derivative's effectiveness as a hedge could affect expenses, net income and equity.

  If the notional amount of the derivative instruments exceeds the forecasted LIBOR-based debt, an over-hedged position results. To alleviate the over-hedged position, the derivative instruments may be terminated and/or de-designated as hedges. For the year ended December 31, 2010, we paid approximately $7.2 million to terminate five interest rate swaps with a combined notional amount of $300.0 million. We wrote off $18.3 million, which included amounts previously recorded in accumulated other comprehensive loss related to these swaps. We recorded this charge in loss on early termination of derivative financial instruments on the consolidated statements of operations. We also de-designated one interest rate swap as a cash flow hedge and amounts recorded in accumulated other comprehensive loss will be reclassified into earnings over the life of the swap. Changes in market value of this swap will be recorded in earnings. As of December 31, 2010, our variable interest payments on floating rate debt are effectively 100% fixed through interest rate swaps. Future changes to our overall floating rate debt could have implications to our overall hedging position. On February 11, 2011, we paid approximately $4.2 million to terminate three additional interest rate swaps with a combined notional amount of $125.0 million. We terminated these swaps to address an over-hedged position that would have resulted when our final $100.0 million forward starting swap became effective on February 15, 2011. Depending on the capital markets and the availability of floating rate debt, the remaining swap portfolio may need to be readdressed in the future for additional terminations.

- ***Disposal of Long-Lived Assets.*** We classify assets as held for sale in accordance with GAAP. Assets identified as held for sale are reclassified on our balance sheet and the related results of operations are reclassified as discontinued operations on our statement of operations. While these classifications do not have an effect on total assets, net equity or net income, they affect the classifications within each statement. Additionally, a determination to classify an asset as held for sale affects depreciation expense as long-lived assets are not depreciated while classified as held for sale. We classified the Paris Marriott as held for sale as of December 31, 2010.

Seasonality

The lodging business is seasonal in nature, and we experience some seasonality in our business. Revenues for hotels in tourist areas, those with significant group business, and in areas driven by greater climate changes are generally seasonal. Quarterly revenues also may be adversely affected by events beyond our control, such as extreme weather conditions, terrorist attacks or alerts, airline strikes, economic factors and other considerations affecting travel.

The Marriott domestic hotels report their results of operations using a fiscal year consisting of thirteen four-week periods. As a result, for our domestic Marriott branded property, for all years presented, the first three quarters consist of 12 weeks each and the fourth quarter consists of 16 weeks.

To the extent that cash flows from operations are insufficient during any quarter, due to temporary or seasonal fluctuations in revenues, we may have to enter into short-term borrowings to pay operating expenses and make distributions to our stockholders.

New Accounting Guidance

In December 2010, the Financial Accounting Standards Board (FASB) issued new guidance that amends the criteria for performing Step 2 of the goodwill impairment test for reporting units with zero or negative carrying amounts and requires performing Step 2 if qualitative factors indicate that it is more likely than not that a goodwill impairment exists. We adopted the new guidance on January 1, 2011. While we are still evaluating the impact of this new guidance, it is not anticipated to have a material impact on our financial statements.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

Interest Rate Risk

Our future income, cash flows and fair values relevant to financial instruments are dependent upon prevailing market interest rates. Market risk refers to the risk of loss from adverse changes in market prices and interest rates. Our outstanding debt, after considering the effect of interest rate swaps, has a fixed interest rate. We use derivative financial instruments to manage, or hedge, interest rate risks related to our borrowings, from lines of credit to medium- and long-term financings. We generally require that hedging derivative instruments be effective in reducing the interest rate risk exposure that they are designed to hedge. We do not use derivatives for trading or speculative purposes and only enter into contracts with major financial institutions based on their credit rating and other factors. We use methods which incorporate standard market conventions and techniques such as discounted cash flow analysis and option pricing models to determine fair value. All methods of estimating fair value result in general approximation of value and such value may or may not actually be realized.

See "Item 8. Financial Statements and Supplementary Data—11. Derivatives" for information on our interest rate cap and swap agreements outstanding as of December 31, 2010.

As of December 31, 2010, our total outstanding mortgages and indebtedness under the bank credit facility totaled approximately $1.15 billion, of which approximately 100% was fixed-rate debt, when including the effect of interest rate swaps.

Currency Exchange Risk

As we have international operations, currency exchange risk arises as a normal part of our business. In particular, we are subject to fluctuations due to changes in foreign exchange rates in the British pound, euro and Mexican peso. We reduce this risk by transacting our international business in local currencies. In this manner, assets and liabilities are matched in the local currency, which reduces the need for dollar conversion. Generally, we do not enter into forward or option contracts to manage our currency exchange risk exposure applicable to net operating cash flows.

To manage the currency exchange risk applicable to equity positions in foreign hotels, we may use long-term mortgage debt denominated in the local currency. In addition, we may enter into forward or option contracts. We do not currently have any currency forward or option contracts.

Our exposure to foreign currency exchange rates relates primarily to our foreign hotels. For our foreign hotels, exchange rates impact the U.S. dollar value of our reported earnings, our investments in the hotels and the intercompany transactions with the hotels.

For the year ended December 31, 2010, approximately 16.8% of our total revenues, including revenues of assets held for sale, were generated outside of the United States, with approximately 6.7% of total revenues generated from the Paris Marriott and Marriott Hamburg (which use the euro), approximately 5.3% of total revenues generated from the Four Seasons Punta Mita Resort (which uses the Mexican peso), and approximately 4.7% of total revenues generated from the Marriott London Grosvenor Square (which uses the British pound). As a result, fluctuations in the value of foreign currencies against the U.S. dollar may have a significant impact on our reported results. Revenues and expenses denominated in foreign currencies are translated into U.S. dollars at a weighted average exchange rate for the period. Consequently, as the value of the U.S. dollar changes relative to the currencies of these markets, our reported results vary.

If the U.S. dollar had strengthened an additional 10% during the year ended December 31, 2010, total revenues and operating income would have changed from the amounts reported by (in millions):

	Mexican Peso	Euro	British Pound	Total
Decrease in total revenues	$3.9	$4.9	$3.4	$12.2
Decrease in operating income	$0.5	$0.5	$0.4	$ 1.4

Fluctuations in foreign currency exchange rates also impact the U.S. dollar amount of our shareholders' equity. The assets and liabilities of our non-U.S. hotels are translated into U.S. dollars at exchange rates in effect at the end of the period. The resulting translation adjustments are recorded in shareholders' equity as a component of accumulated OCL. If the U.S. dollar had strengthened by 10% as of December 31, 2010, resulting translation adjustments recorded in shareholders' equity would have increased by approximately $7.4 million from the amounts reported.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Strategic Hotels & Resorts, Inc.
Chicago, Illinois

We have audited the accompanying consolidated balance sheets of Strategic Hotels & Resorts, Inc. and subsidiaries (the "Company") as of December 31, 2010 and 2009, and the related consolidated statements of operations and comprehensive loss, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2010. Our audits also included the financial statement schedule listed in the Index at Item 15. These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Strategic Hotels & Resorts, Inc. and subsidiaries as of December 31, 2010 and 2009, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2010, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

As discussed in Note 2 to the consolidated financial statements, on January 1, 2009, the Company changed its method of accounting for noncontrolling interests.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2010, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 24, 2011 expressed an unqualified opinion on the Company's internal control over financial reporting.

/s/ DELOITTE & TOUCHE LLP

Chicago, Illinois
February 24, 2011

STRATEGIC HOTELS & RESORTS, INC. AND SUBSIDIARIES (SHR)

CONSOLIDATED BALANCE SHEETS
(In Thousands, Except Share Data)

	December 31,	
	2010	2009
Assets		
Investment in hotel properties, net	$ 1,835,451	$2,162,584
Goodwill	40,359	75,758
Intangible assets, net of accumulated amortization of $6,536 and $4,400	32,620	34,046
Assets held for sale	45,145	—
Investment in joint ventures	18,024	46,745
Cash and cash equivalents	78,842	116,310
Restricted cash and cash equivalents	34,618	22,829
Accounts receivable, net of allowance for doubtful accounts of $1,922 and $2,657	35,250	54,524
Deferred financing costs, net of accumulated amortization of $15,756 and $12,543	3,322	11,225
Deferred tax assets	4,121	34,244
Other assets	34,564	39,878
Total assets	$ 2,162,316	$2,598,143
Liabilities, Noncontrolling Interests and Equity		
Liabilities:		
Mortgages payable	$ 1,118,281	$1,300,745
Exchangeable senior notes, net of discount	—	169,452
Bank credit facility	28,000	178,000
Liabilities of assets held for sale	93,206	—
Accounts payable and accrued expenses	266,773	236,269
Deferred tax liabilities	1,732	16,940
Deferred gain on sale of hotels	3,930	101,852
Total liabilities	1,511,922	2,003,258
Noncontrolling interests in SHR's operating partnership	5,050	2,717
Equity:		
SHR's shareholders' equity:		
8.50% Series A Cumulative Redeemable Preferred Stock ($0.01 par value per share; 4,488,750 shares issued and outstanding; liquidation preference $25.00 per share and $131,296 in the aggregate)	108,206	108,206
8.25% Series B Cumulative Redeemable Preferred Stock ($0.01 par value per share; 4,600,000 shares issued and outstanding; liquidation preference $25.00 per share and $133,975 in the aggregate)	110,775	110,775
8.25% Series C Cumulative Redeemable Preferred Stock ($0.01 par value per share; 5,750,000 shares issued and outstanding; liquidation preference $25.00 per share and $167,469 in the aggregate)	138,940	138,940
Common shares ($0.01 par value per share; 250,000,000 common shares authorized; 151,305,314 and 75,253,252 common shares issued and outstanding)	1,513	752
Additional paid-in capital	1,553,286	1,233,856
Accumulated deficit	(1,185,294)	(954,208)
Accumulated other comprehensive loss	(107,164)	(69,341)
Total SHR's shareholders' equity	620,262	568,980
Noncontrolling interests in consolidated affiliates	25,082	23,188
Total equity	645,344	592,168
Total liabilities, noncontrolling interests and equity	$ 2,162,316	$2,598,143

The accompanying notes to the consolidated financial statements are an integral part of these statements.

STRATEGIC HOTELS & RESORTS, INC. AND SUBSIDIARIES (SHR)

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(In Thousands, Except Per Share Data)

	For the years ended December 31,		
	2010	2009	2008
Revenues:			
Rooms	$ 362,559	$ 343,891	$ 445,244
Food and beverage	238,762	216,982	293,344
Other hotel operating revenue	79,981	89,525	97,316
Lease revenue	4,991	4,858	5,387
Total revenues	686,293	655,256	841,291
Operating Costs and Expenses:			
Rooms	105,142	100,642	114,445
Food and beverage	171,279	160,252	202,641
Other departmental expenses	199,336	193,699	218,606
Management fees	22,911	23,386	32,336
Other hotel expenses	48,781	52,385	57,154
Lease expense	4,566	4,752	4,953
Depreciation and amortization	130,601	130,955	109,532
Impairment losses and other charges	141,858	99,740	277,917
Corporate expenses	34,692	23,910	24,800
Total operating costs and expenses	859,166	789,721	1,042,384
Operating loss	(172,873)	(134,465)	(201,093)
Interest expense	(86,285)	(93,929)	(79,993)
Interest income	430	640	1,132
Loss on early extinguishment of debt	(925)	(883)	—
Loss on early termination of derivative financial instruments	(18,263)	—	—
Equity in earnings of joint ventures	13,025	1,718	2,810
Foreign currency exchange loss	(1,410)	(896)	(1,518)
Other income (expenses), net	2,398	(137)	(690)
Loss before income taxes, distributions in excess of noncontrolling interest capital, loss on sale of noncontrolling interests in hotel properties and discontinued operations	(263,903)	(227,952)	(279,352)
Income tax expense	(1,408)	(3,344)	(6,479)
Distributions in excess of noncontrolling interest capital	—	—	(2,499)
Loss before loss on sale of noncontrolling interests in hotel properties and discontinued operations	(265,311)	(231,296)	(288,330)
Loss on sale of noncontrolling interests in hotel properties	—	—	(46)
Loss from continuing operations	(265,311)	(231,296)	(288,376)
Income (loss) from discontinued operations, net of tax	34,511	(15,137)	(29,110)
Net Loss	(230,800)	(246,433)	(317,486)
(Loss) gain on currency translation adjustments	(24,339)	7,151	(30,225)
(Loss) gain on derivatives activity	(13,484)	17,145	(45,007)
Comprehensive Loss	(268,623)	(222,137)	(392,718)
Comprehensive loss attributable to the noncontrolling interests in SHR's operating partnership	2,061	2,821	5,026
Comprehensive income attributable to the noncontrolling interests in consolidated affiliates	(1,938)	(641)	(3,870)
Comprehensive Loss Attributable to SHR	$(268,500)	$(219,957)	$ (391,562)
Net Loss	$(230,800)	$(246,433)	$ (317,486)
Net loss attributable to the noncontrolling interests in SHR's operating partnership	1,687	3,129	4,065
Net income attributable to the noncontrolling interests in consolidated affiliates	(1,938)	(641)	(3,870)
Net Loss Attributable to SHR	(231,051)	(243,945)	(317,291)
Preferred shareholder dividends	(30,886)	(30,886)	(30,886)
Net Loss Attributable to SHR Common Shareholders	$(261,937)	$(274,831)	$ (348,177)

STRATEGIC HOTELS & RESORTS, INC. AND SUBSIDIARIES (SHR)

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS—(CONTINUED)
(In Thousands, Except Per Share Data)

	For the years ended December 31,		
	2010	2009	2008
Amounts Attributable to SHR:			
Loss from continuing operations	$(265,306)	$(228,999)	$(288,557)
Income (loss) from discontinued operations	34,255	(14,946)	(28,734)
Net loss	$(231,051)	$(243,945)	$(317,291)
Basic and Diluted Loss Per Share:			
Loss from continuing operations attributable to SHR common shareholders	$ (2.41)	$ (3.45)	$ (4.25)
Income (loss) from discontinued operations attributable to SHR	0.28	(0.20)	(0.38)
Net loss attributable to SHR common shareholders	$ (2.13)	$ (3.65)	$ (4.63)
Weighted average common shares outstanding	122,933	75,267	75,140

The accompanying notes to the consolidated financial statements are an integral part of these statements.

STRATEGIC HOTELS & RESORTS, INC. AND SUBSIDIARIES (SHR)

CONSOLIDATED STATEMENTS OF EQUITY
(In Thousands)

	For the years ended December 31,		
	2010	2009	2008
8.50% Series A Cumulative Redeemable Preferred Stock			
Balance, beginning and end of year	$ 108,206	$ 108,206	$ 108,206
8.25% Series B Cumulative Redeemable Preferred Stock			
Balance, beginning and end of year	$ 110,775	$ 110,775	$ 110,775
8.25% Series C Cumulative Redeemable Preferred Stock			
Balance, beginning and end of year	$ 138,940	$ 138,940	$ 138,940
Common shares			
Balance, beginning of year	$ 752	$ 744	$ 742
Restricted stock units redeemed for SHR common shares	2	8	2
Public offering of common shares	759	—	—
Balance, end of year	$ 1,513	$ 752	$ 744
Additional paid-in capital			
Balance, beginning of year	$ 1,233,856	$1,228,774	$1,217,242
Issuance of common shares	348,381	—	—
Offering costs	(16,674)	—	—
Exchangeable notes tender	(10,125)	—	—
Share-based compensation	1,868	5,598	5,310
Adjustment for noncontrolling interest ownership in SHR's operating partnership	(670)	(516)	1,408
Change in redemption value	(3,350)	—	4,814
Balance, end of year	$ 1,553,286	$1,233,856	$1,228,774
Accumulated deficit			
Balance, beginning of year	$ (954,208)	$ (710,263)	$ (307,641)
Net loss attributable to SHR	(231,051)	(243,945)	(317,291)
Distributions to shareholders	(35)	—	(85,331)
Balance, end of year	$(1,185,294)	$ (954,208)	$ (710,263)
Accumulated other comprehensive loss			
Balance, beginning of year	$ (69,341)	$ (93,637)	$ (18,405)
Currency translation adjustments	(24,339)	7,151	(30,225)
Derivatives activity	(13,484)	17,145	(45,007)
Balance, end of year	$ (107,164)	$ (69,341)	$ (93,637)
Total SHR's Shareholders' Equity	$ 620,262	$ 568,980	$ 783,539

STRATEGIC HOTELS & RESORTS, INC. AND SUBSIDIARIES (SHR)

CONSOLIDATED STATEMENTS OF EQUITY—(CONTINUED)
(In Thousands)

	For the years ended December 31,		
	2010	2009	2008
Noncontrolling interests in consolidated affiliates			
Balance, beginning of year	$ 23,188	$ 27,203	$ 30,653
Net income attributable to the noncontrolling interests in consolidated affiliates	1,938	641	3,870
Distributions to owners	(31)	(4,808)	(7,301)
Other	(13)	152	(19)
Balance, end of year	$ 25,082	$ 23,188	$ 27,203
Total Equity	$645,344	$592,168	$810,742

The accompanying notes to the consolidated financial statements are an integral part of these statements.

STRATEGIC HOTELS & RESORTS, INC. AND SUBSIDIARIES (SHR)

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In Thousands)

	For the years ended December 31,		
	2010	2009	2008
Operating Activities:			
Net loss	$(230,800)	$(246,433)	$(317,486)
Adjustments to reconcile net loss to net cash provided by operating activities (including discontinued operations):			
Deferred income tax expense	977	2,764	1,440
Depreciation and amortization	136,581	144,260	123,617
Amortization of deferred financing costs, discount and interest rate swap costs	38,323	31,234	8,192
Non-cash impairment losses and other charges	141,858	130,804	333,362
Loss on early extinguishment of debt	1,020	883	—
Loss on early termination of derivative financial instruments	18,263	—	—
Equity in earnings of joint ventures	(13,025)	(1,718)	(2,810)
Share-based compensation	14,571	5,953	5,067
Gain on sale of assets	(29,713)	(17,721)	(37,709)
Loss on sale of noncontrolling interests in hotel properties	—	—	46
Foreign currency exchange (gain) loss	(5,982)	2,036	814
Recognition of deferred gains	(4,671)	(4,902)	(5,161)
Distributions in excess of noncontrolling interest capital	—	—	2,499
Mark to market of derivative financial instruments	9,037	—	—
Decrease in accounts receivable	8,259	11,015	11,208
Decrease in other assets	1,487	1,655	4,601
Decrease in accounts payable and accrued expenses	(4,889)	(13,192)	(32,493)
Net cash provided by operating activities	81,296	46,638	95,187
Investing Activities:			
Proceeds from sales of assets	3,564	109,151	90,367
Proceeds from promissory note	1,850	—	6,000
Acquisition of hotel investments	—	—	(170)
Acquisition of interest in joint ventures	—	—	(1,228)
Restricted and unrestricted cash sold	(3,373)	(1,088)	—
Cash received from joint venture	1,444	10,099	805
Decrease in escrow deposits	—	3,840	—
(Increase) decrease in security deposits related to sale-leasebacks	(297)	4,826	(1,625)
Capital expenditures	(32,955)	(75,385)	(182,750)
(Increase) decrease in restricted cash and cash equivalents	(15,193)	14,452	4,803
Other investing activities	—	359	(113)
Net cash (used in) provided by investing activities	(44,960)	66,254	(83,911)
Financing Activities:			
Proceeds from issuance of common stock	349,140	—	—
Equity issuance costs	(17,308)	—	—
Borrowings under bank credit facility	100,500	125,500	228,000
Payments on bank credit facility	(250,500)	(153,500)	(131,000)
Exchangeable senior notes tender	(180,000)	—	—
Payments on mortgages and other debt	(32,501)	—	(17,500)
Debt financing costs	(175)	(8,305)	(361)
Distributions to common shareholders	—	—	(71,952)
Distributions to preferred shareholders	—	—	(30,886)
Distributions to holders of noncontrolling interests in SHR's operating partnership	—	—	(940)
Distributions to holders of noncontrolling interests in consolidated affiliates	(31)	(4,808)	(9,800)
Interest rate swap costs	(35,152)	(37,210)	—
Other financing activities	(773)	(513)	(239)
Net cash used in financing activities	(66,800)	(78,836)	(34,678)
Effect of exchange rate changes on cash	(4,005)	1,300	(7,138)
Net change in cash and cash equivalents	(34,469)	35,356	(30,540)
Cash of assets held for sale	(2,999)	—	—
Cash and cash equivalents, beginning of year	116,310	80,954	111,494
Cash and cash equivalents, end of year	$ 78,842	$ 116,310	$ 80,954

STRATEGIC HOTELS & RESORTS, INC. AND SUBSIDIARIES (SHR)

CONSOLIDATED STATEMENTS OF CASH FLOWS—(CONTINUED)
(In Thousands)

	For the years ended December 31,		
	2010	2009	2008
Supplemental Schedule of Non-Cash Investing and Financing Activities:			
Loss (gain) on mark to market of derivative instruments (see notes 2 and 11)	$35,166	$(17,145)	$45,007
(Decrease) increase in capital expenditures recorded as liabilities	$ (268)	$ (8,653)	$ 7,231
Cash Paid For (Receipts Of):			
Interest, net of interest capitalized	$50,230	$ 72,605	$82,882
Income taxes, net of refunds	$ 2,554	$ (2,888)	$11,645

The accompanying notes to the consolidated financial statements are an integral part of these statements.

STRATEGIC HOTELS & RESORTS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. GENERAL

Strategic Hotels & Resorts, Inc. (SHR and, together with its subsidiaries, the Company) was incorporated in January 2004 to acquire and asset-manage upper upscale and luxury hotels that are subject to long-term management contracts. As of December 31, 2010, the Company's portfolio included 16 full-service hotel interests located in urban and resort markets in: the United States; Paris, France; Punta Mita, Nayarit, Mexico; Hamburg, Germany; and London, England. The Company operates in one reportable business segment, hotel ownership.

SHR operates as a self-administered and self-managed real estate investment trust (REIT), which means that it is managed by its board of directors and executive officers. A REIT is a legal entity that holds real estate interests and, through payments of dividends to stockholders, is permitted to reduce or avoid federal income taxes at the corporate level. For SHR to continue to qualify as a REIT, it cannot operate hotels; instead it employs internationally known hotel management companies to operate its hotels under management contracts. SHR conducts its operations through its direct and indirect subsidiaries, including its operating partnership, Strategic Hotel Funding, L.L.C. (SH Funding), which currently holds substantially all of the Company's assets. SHR is the sole managing member of SH Funding and holds approximately 99% of its membership units as of December 31, 2010. SHR manages all business aspects of SH Funding, including the sale and purchase of hotels, the investment in these hotels and the financing of SH Funding and its assets.

As of December 31, 2010, SH Funding owned or leased the following 16 hotels:

1. Fairmont Chicago
2. Fairmont Scottsdale (1)
3. Four Seasons Punta Mita Resort
4. Four Seasons Washington, D.C.
5. Hotel del Coronado(2)
6. Hyatt Regency La Jolla(3)
7. InterContinental Chicago(3)
8. InterContinental Miami
9. Loews Santa Monica Beach Hotel
10. Marriott Champs Elysees Paris (Paris Marriott)(4)(5)
11. Marriott Hamburg(4)
12. Marriott Lincolnshire(6)
13. Marriott London Grosvenor Square(6)
14. Ritz-Carlton Half Moon Bay
15. Ritz-Carlton Laguna Niguel
16. Westin St. Francis

---

(1) The Company has a ground lease interest in one land parcel at this property.
(2) This property is owned by an unconsolidated affiliate in which the Company indirectly holds a 45% interest (see note 6).
(3) These properties are owned by consolidated affiliates in which the Company indirectly holds 51% interests.
(4) The Company has leasehold interests in these properties.
(5) On December 23, 2010, the Company entered into an agreement to sell its leasehold interest in this hotel (see note 5).
(6) These properties are subject to ground lease arrangements.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation:

The accompanying consolidated financial statements and related notes have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP). The accompanying consolidated financial statements include the accounts of SHR, its subsidiaries and other entities in which the Company has a controlling interest.

If the Company determines that it is the holder of a variable interest in a variable interest entity (VIE) within the meaning of new accounting guidance adopted on January 1, 2010, which amends the consolidation guidance of VIEs, and it is the primary beneficiary under this new guidance, then the Company will consolidate the entity. For entities that are not considered VIEs, the Company consolidates those entities it controls. It accounts for those entities over which it has a significant influence but does not control using the equity method of accounting. At December 31, 2010, SH Funding owned the following interests in joint ventures, which are accounted for using the equity method of accounting: a 50% interest in BuyEfficient, L.L.C. (BuyEfficient); a 45% interest in the joint ventures that own the Hotel del Coronado and an associated condominium-hotel development adjacent to the Hotel del Coronado; and a 31% interest in the joint venture that owns the Four Seasons Residence Club Punta Mita (RCPM) (see note 6). At December 31, 2010, SH Funding also owned 51% controlling interests in each of the entities that own the InterContinental Chicago and the Hyatt Regency La Jolla hotels, which are consolidated in the accompanying financial statements.

All significant intercompany transactions and balances have been eliminated in consolidation. Certain amounts included in the financial statements for prior periods have been reclassified to conform to the current financial statement presentation.

Use of Estimates:

The preparation of the consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Investment in Hotel Properties and Depreciation:

Investment in hotel properties consists of land, a leasehold interest, buildings, building and leasehold improvements, site improvements and furniture, fixtures and equipment.

Depreciation is computed on a straight-line basis over the following useful lives:

Leasehold interest	Life of lease (51 years)
Buildings	37-39 years
Building and leasehold improvements	5 – 10 years
Site improvements	15 years
Furniture, fixtures & equipment	3-5 years

Hotel improvements in progress include costs incurred for capital projects for hotels that are in the process of being developed, renovated, rehabilitated or expanded. Completed renovations and improvements are capitalized and depreciated over their estimated useful lives. Interest expense and certain other costs as well as project related salary and benefit costs incurred during a renovation or development period are capitalized and depreciated over the lives of the related assets. Costs incurred for repairs and maintenance are expensed.

Assets to be disposed of are reported at the lower of the carrying amount or estimated fair value less costs to sell. The Company classifies the operations of hotels sold or held for sale as discontinued operations (see note 5).

Goodwill:

Goodwill is the excess of the allocated purchase price over the fair value of the net assets at the time a property is acquired. The changes in the carrying amount of goodwill for the years ended December 31, 2010 and 2009 are as follows (in thousands):

	2010	2009
Balance at the beginning of the year		
Goodwill	$ 401,766	$ 437,803
Accumulated impairment losses	(326,008)	(317,474)
	75,758	120,329
Impairment losses—continuing operations	—	(41,869)
Goodwill related to sales of hotels	(84,821)	(37,777)
Accumulated impairment losses related to sales of hotels	49,422	33,335
Currency translation adjustment	—	1,740
Balance at the end of the year		
Goodwill	316,945	401,766
Accumulated impairment losses	(276,586)	(326,008)
	$ 40,359	$ 75,758

Intangible Assets:

Intangible assets at December 31, 2010 and 2009 include (in thousands):

	2010	2009	Useful Life
Below market ground lease	$32,567	$33,746	Term of lease (51 years)
Golf course use agreement	1,500	1,500	14 years
Advanced bookings	3,200	3,200	Period of booking (up to 8 years)
Land development entitlements	1,889	—	Two years
	39,156	38,446	
Accumulated amortization	(6,536)	(4,400)	
Intangible assets, net	$32,620	$34,046	

Amortization of intangible assets is computed on a straight-line basis over the respective useful lives. For the years ended December 31, 2010, 2009 and 2008, amortization expense of intangible assets was $2,211,000, $1,327,000, and $1,993,000, respectively. The estimated future aggregate annual amortization expense for intangible assets at December 31, 2010 is summarized as follows (in thousands):

Years ending December 31,	
2011	$ 2,103
2012	1,140
2013	1,140
2014	906
2015	740
Thereafter	26,591
Total	$32,620

Impairment:

Investment in Hotel Properties

The Company reviews its investment in hotel properties for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impairment loss is recognized if the estimated future undiscounted cash flows derived from the asset are less than its carrying amount. The impairment loss is measured as the excess of the carrying value over the fair value of the asset, with fair value determined based on estimated future discounted cash flows or other relevant data as to the fair value of the asset (Level 3 inputs).

Goodwill

Goodwill is reviewed for impairment at least annually as of December 31 and whenever circumstances or events indicate potential impairment. The measurement of impairment of goodwill consists of two steps. In the first step, the Company compares the fair value of each reporting unit, which for the Company is each hotel property, to its carrying value. The assessment of fair values of the hotel properties incorporates unobservable inputs (Level 3), including existing market-based considerations, as well as discounted cash flow analysis of the Company's projections. When the fair value of the property is less than its carrying value, the Company is required to perform a second step in order to determine the implied fair value of each reporting unit's goodwill, and to compare it to the carrying value of the reporting unit's goodwill. The activities in the second step include hypothetically valuing all of the tangible and intangible assets and liabilities of the impaired reporting unit as if the reporting unit had been acquired in a business combination, which includes valuing all of the Company's intangibles, even if they are not currently recorded within the carrying value.

Intangible Assets

Intangible assets are reviewed for impairment whenever circumstances or events indicate potential impairment, as part of the Company's investment in hotel property impairment process described above.

Investment in Unconsolidated Joint Ventures

A series of operating losses of an investee or other factors may indicate that a decrease in value of the Company's investment in unconsolidated joint ventures has occurred which is other-than-temporary. Accordingly, the investment in each of the unconsolidated joint ventures is evaluated periodically and as deemed necessary for recoverability and valuation declines that are other-than-temporary. If the investment is other than temporarily impaired, the Company writes down the investment to its estimated fair value. The Company also considers any impairments in the underlying real estate investments, the ownership and distribution preferences and limitations and rights to sell and repurchase of its ownership interests.

Deferred Financing Costs:

Deferred financing costs consist of loan fees and other costs incurred in connection with obtaining various loans. The deferred financing costs have been capitalized and are being amortized to interest expense over the life of the underlying loan using the straight-line method, which approximates the effective interest method. In determining the life of the loan, the Company considers the extension option periods when (a) it is the Company's intention, at loan inception, to exercise the options and renew the loans to extend through the option periods, and (b) such extension is at the discretion of the Company without a requirement of a significant financial obligation upon such extension. If the aforementioned criteria are not met, the Company does not include the extension periods in the life of the loan. Upon early extinguishment of the various loans, any related unamortized deferred financing costs are written off and included in loss on early extinguishment of debt.

Inventories:

Inventories located at the hotel properties consist primarily of food and beverage stock. These items are stated at the lower of cost, as determined by an average cost method, or market and are included in other assets on the accompanying consolidated balance sheets.

Cash and Cash Equivalents:

The Company considers all cash on hand, demand deposits with financial institutions and short-term highly liquid investments with purchased or original maturities of three months or less to be cash equivalents.

Restricted Cash and Cash Equivalents:

As of December 31, 2010 and 2009, restricted cash and cash equivalents included $15,920,000 and $15,829,000, respectively, that will be used for property and equipment replacement in accordance with hotel management or lease agreements. At December 31, 2010 and 2009, restricted cash and cash equivalents also included reserves of $18,698,000 and $7,000,000, respectively, required by loan and other agreements.

Foreign Currency:

Foreign currency-denominated assets and liabilities, where the functional currency is the local currency, are translated into U.S. dollars at the exchange rates in effect at the balance sheet date. Income and expense items are translated at the average exchange rates during the respective periods. Gains and losses from foreign currency translation, where the functional currency is the local currency, are recorded as a separate component of accumulated other comprehensive loss within shareholders' equity.

Revenue Recognition:

Revenues include rooms, food and beverage and other hotel operating revenue such as Internet access, telephone, parking, golf course, spa, retail and space rentals. These revenues are recorded net of taxes collected from customers and remitted to government authorities and are recognized as the related services are rendered. Lease revenue is based on an annual base rent plus additional rent contingent on the hotel meeting performance thresholds, as defined in the lease agreement. Lease revenue is recognized on an accrual basis pursuant to the terms of the lease.

Noncontrolling Interests:

Redeemable Noncontrolling Interests (Temporary Equity)

Third party noncontrolling partners own an approximate one percent interest in SH Funding. The interests held by these noncontrolling partners are stated at the greater of carrying value or their redemption value and are presented as noncontrolling interests in SHR's operating partnership on the consolidated balance sheets. Net loss attributable to the noncontrolling interest partners is presented as noncontrolling interests in SHR's operating partnership in the consolidated statements of operations. Net loss and other comprehensive loss are attributed to noncontrolling interest partners in SH Funding based on their weighted average ownership percentages during the period. The ownership percentage is calculated by dividing the number of units held by the noncontrolling interest partners by the sum of units held by SHR and the units held by noncontrolling interest partners, all calculated based on the weighted average days outstanding at the end of the period.

These noncontrolling partners have a right to exercise a redemption right to require SH Funding to redeem all or a portion of the units held by the noncontrolling interest partners on a specified redemption date at a redemption price equal to the number of operating partnership units multiplied by SHR's common stock price and in the form of a cash amount. SH Funding is not obligated to satisfy the redemption right if SHR elects to purchase the units. SHR has the sole and absolute discretion to purchase the units. If it does purchase the units, SHR has the sole and absolute discretion to pay either in cash or shares.

The following table reflects the activity of the noncontrolling interests in SHR's operating partnership (in thousands):

	For the years ended December 31,		
	2010	2009	2008
Noncontrolling interests in SHR's operating partnership			
Balance, beginning of year	$ 2,717	$ 5,330	$16,326
Net loss attributable to the noncontrolling interests in SHR's operating partnership	(1,687)	(3,129)	(4,065)
Currency translation adjustments	(153)	91	(386)
Derivatives activity	(221)	217	(575)
Deferred compensation activity	14	72	68
Distributions	—	—	(709)
Change in redemption value	3,350	—	(4,814)
Adjustment for noncontrolling interest ownership in SHR's operating partnership	1,030	136	(515)
Balance, end of year	$ 5,050	$ 2,717	$ 5,330

The historical cost of the redeemable noncontrolling interests is based on the proportional relationship between the carrying value of equity associated with SHR's common shareholders relative to that of the unitholders of SH Funding, as SH Funding units may be exchanged into SHR common stock on a one-for-one basis. As of December 31, 2010, 2009 and 2008, the redeemable noncontrolling interests had a redemption value of approximately $5,050,000 (based on SHR's common share price of $5.29 on December 31, 2010), $1,776,000 (based on SHR's common share price of $1.86 on December 31, 2009), and $1,639,000 (based on SHR's common share price of $1.68 on December 31, 2008), respectively.

Nonredeemable Noncontrolling Interests

The Company also consolidates affiliates that it controls but does not wholly own. The ownership interests held by the third party noncontrolling partners are presented as noncontrolling interests in consolidated affiliates in the Company's consolidated balance sheets. The net income attributed to the noncontrolling partners is presented as noncontrolling interests in consolidated affiliates in the consolidated statements of operations. The activity for the noncontrolling interests in consolidated affiliates for the years ended December 31, 2010, 2009 and 2008 is presented in the Company's consolidated statements of equity.

Income Taxes:

SHR has elected to be taxed as a REIT under Sections 856 through 860 of the Internal Revenue Code of 1986, as amended (the Tax Code). As a REIT, SHR generally will not be subject to U.S. federal income tax if it distributes 100% of its annual taxable income to its shareholders. As a REIT, SHR is subject to a number of organizational and operational requirements. If it fails to qualify as a REIT in any taxable year, SHR will be subject to U.S. federal income tax (including any applicable alternative minimum tax) on its taxable income at regular corporate tax rates. Even if it qualifies for taxation as a REIT, it may be subject to foreign, state and local income taxes and to U.S. federal income tax and excise tax on its undistributed income. In addition, taxable income from SHR's taxable REIT subsidiaries is subject to federal, foreign, state and local income taxes. Also, the foreign countries where the Company has operations do not recognize REITs under their respective tax laws. Accordingly, the Company is subject to tax in those jurisdictions.

Deferred tax assets and liabilities are established for net operating loss carryforwards and temporary differences between the financial reporting basis and the tax basis of assets and liabilities at the enacted tax rates expected to be in effect when the net operating loss carryforwards are utilized and when the temporary differences reverse. The Company evaluates uncertain tax positions in accordance with applicable accounting guidance. A valuation allowance for deferred tax assets is provided if the Company believes all or some portion of the deferred tax asset may not be realized. Any increase or decrease in the valuation allowance that results from a change in circumstances that causes a change in the estimated realizability of the related deferred tax asset is included in earnings.

The Company completed an equity offering during the second quarter of 2010 (see note 10), which resulted in an ownership change under Section 382 of the Tax Code. As a result, some of the Company's net operating loss carryforwards were reduced or eliminated in accordance with the provisions of Section 382. A full valuation reserve has been provided against net operating loss carryforwards not subject to Section 382 due to uncertainty of realization. Therefore, the ownership change had no impact to the statements of operations.

Distributions in Excess of Noncontrolling Interest Capital:

Prior to the Company adopting new guidance on accounting for noncontrolling interests in consolidated financial statements on January 1, 2009, distributions that exceeded noncontrolling interest partners' capital in a consolidated entity were recorded as an expense in the consolidated statements of operations. The adoption of the new guidance requires that any future distributions that exceed noncontrolling interest partners' capital result in a deficit noncontrolling interest balance.

Per Share Data:

Basic loss per share is computed by dividing the net loss attributable to SHR common shareholders by the weighted average common shares outstanding during each period. Diluted loss per share is computed by dividing the net loss attributable to SHR common shareholders as adjusted for the impact of dilutive securities, if any, by the weighted average common shares outstanding plus potentially dilutive securities. Dilutive securities may include restricted stock units (RSUs), options to purchase shares of SHR common stock (Options), exchangeable debt securities and noncontrolling interests that have an option to exchange their interests to shares of SHR common stock. No effect is shown for securities that are anti-dilutive. The following table sets forth the components of the calculation of loss from continuing operations attributable to SHR common shareholders for the years ended December 31, 2010, 2009 and 2008 (in thousands):

	2010	2009	2008
Numerator:			
Loss from continuing operations attributable to SHR	$(265,306)	$(228,999)	$(288,557)
Preferred shareholder dividends	(30,886)	(30,886)	(30,886)
Loss from continuing operations attributable to SHR common shareholders	$(296,192)	$(259,885)	$(319,443)
Denominator:			
Weighted average common shares—basic	122,933	75,267	75,140
Potentially dilutive securities	—	—	—
Weighted average common shares—diluted	122,933	75,267	75,140

Securities that could potentially dilute basic loss per share in the future that are not included in the computation of diluted loss per share because they are anti-dilutive as of December 31, 2010, 2009 and 2008 are as follows (in thousands):

	2010	2009	2008
Noncontrolling interests	955	955	976
Options and RSUs	1,708	1,531	1,413

Accumulated Other Comprehensive Loss:

The Company's accumulated other comprehensive loss (OCL) results from mark to market of certain derivative financial instruments and unrealized gains or losses on foreign currency translation adjustments (CTA). The following table provides the components of accumulated OCL as of December 31, 2010, 2009, and 2008 (in thousands):

	Derivative and Other Adjustments	CTA	Accumulated OCL
Balance at January 1, 2008	$(53,587)	$ 35,182	$ (18,405)
Mark to market of derivative instruments	(46,086)	—	(46,086)
Reclassification to equity in earnings of joint ventures	1,079	—	1,079
CTA activity	—	(30,225)	(30,225)
Balance at December 31, 2008	(98,594)	4,957	(93,637)
Mark to market of derivative instruments	17,119	—	17,119
Reclassification to equity in earnings of joint ventures	26	—	26
CTA activity	—	7,151	7,151
Balance at December 31, 2009	(81,449)	12,108	(69,341)
Mark to market of derivative instruments	(35,166)	—	(35,166)
Reclassification to equity in earnings of joint ventures	298	—	298
Reclassification to loss on early extinguishment of derivative financial instruments	15,542	—	15,542
Reclassification to income (loss) from discontinued operations, net of tax	5,842	(25,053)	(19,211)
CTA activity	—	714	714
Balance at December 31, 2010	$(94,933)	$(12,231)	$(107,164)

Derivative Instruments and Hedging Activities:

The Company recognizes all derivatives as either assets or liabilities on the balance sheet and measures those instruments at fair value. If certain conditions are met, a derivative may be specifically designated as (a) a hedge of the exposure to changes in the fair value of a recognized asset or liability or an unrecognized firm commitment, (b) a hedge of the exposure to variable cash flows of a forecasted transaction, or (c) a hedge of the foreign currency exposure of a net investment in a foreign-currency-denominated forecasted transaction. The accounting for changes in the fair value of a derivative depends on the intended use of the derivative and resulting designation.

Fair Value of Financial and Nonfinancial Instruments:

Fair value is a market-based measurement, not an entity-specific measurement. Therefore, a fair value measurement should be determined based on the assumptions that market participants would use in pricing the asset or liability. As a basis for considering market participant assumptions in fair value measurements, a fair value hierarchy has been established that distinguishes between market participant assumptions based on market data obtained from sources independent of the reporting entity (observable inputs that are classified within Levels 1 and 2 of the hierarchy) and the reporting entity's own assumptions about market participant assumptions (unobservable inputs classified within Level 3 of the hierarchy).

Level 1 inputs utilize quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access. Level 2 inputs are inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs may include quoted prices for similar assets and liabilities in active markets, as well as inputs that are observable for the asset or liability (other than quoted prices), such as interest rates, foreign exchange rates, and yield curves that are observable at commonly quoted intervals. Level 3 inputs are unobservable inputs for the asset or liability, which are typically based on an entity's own assumptions, as there is little, if any, related market activity. In instances where the determination of the fair value measurement is based on inputs from different levels of the fair value hierarchy, the level in the fair value hierarchy within which the entire fair value measurement falls is based on the lowest level input that is significant to the fair value measurement in its entirety. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the asset or liability.

Retrospective Adoption of New Accounting Guidance on Noncontrolling Interests:

On January 1, 2009, the Company adopted new guidance on accounting for noncontrolling interests in consolidated financial statements. The new guidance requires that noncontrolling interests, previously reported as minority interests, be reported as a separate component of equity, a change that affects the Company's financial statement presentation of noncontrolling interests in its consolidated subsidiaries. The new guidance specifies that consolidated net (loss) income attributable to the parent and to the noncontrolling interests be clearly identified and presented separately on the face of the consolidated statements of operations. The new guidance also establishes a single method of accounting for changes in a parent's ownership interest in a subsidiary and specifies that these transactions be recorded as equity transactions as long as the ownership change does not result in deconsolidation. This new guidance also expands disclosures in the financial statements to include a reconciliation of the beginning and ending balances of the equity attributable to the parent and the noncontrolling owners and a schedule showing the effects of changes in a parent's ownership interest in a subsidiary on the equity attributable to the parent. The new guidance was applied prospectively in 2009, except for the presentation and disclosure requirements, which was applied retrospectively. The retrospective presentation and disclosure requirements had no effect on previously reported net loss available to common shareholders or earnings per share. The prospective accounting requirements are dependent on future transactions involving noncontrolling interests.

New Accounting Guidance:

In December 2010, the Financial Accounting Standards Board issued new guidance that amends the criteria for performing the second step of the goodwill impairment test (described above) for reporting units with zero or negative carrying amounts and requires performing the second step if qualitative factors indicate that it is more likely than not that a goodwill impairment exists. The Company adopted the new guidance on January 1, 2011. While the Company is still evaluating the impact of this new guidance, it does not anticipate that the new guidance will have a material impact on its financial statements.

3. INVESTMENT IN HOTEL PROPERTIES, NET

The following summarizes the Company's investment in hotel properties as of December 31, 2010 and 2009, excluding unconsolidated joint ventures and assets held for sale as of December 31, 2010 (in thousands):

	2010	2009
Land	$ 318,756	$ 362,288
Land held for development	107,908	110,589
Leasehold interest	11,633	11,633
Buildings	1,405,462	1,569,848
Building and leasehold improvements	95,487	101,621
Site improvements	43,487	53,488
Furniture, fixtures and equipment	423,588	437,855
Improvements in progress	10,679	13,280
Total investment in hotel properties	2,417,000	2,660,602
Less accumulated depreciation	(581,549)	(498,018)
Total investment in hotel properties, net	$1,835,451	$2,162,584
Consolidated hotel properties	14	16
Consolidated hotel rooms (unaudited)	6,681	7,245

4. IMPAIRMENT LOSSES AND OTHER CHARGES

Goodwill and Intangible Asset Impairment Losses

The Company performed its annual impairment test of goodwill and did not record any goodwill impairment losses for the year ended December 31, 2010. However, if deterioration in economic and market conditions occurs, it may present a potential for impairment charges of the Company's goodwill subsequent to December 31, 2010. Any such adjustments could be material, but will be non-cash.

During 2009, management concluded that indicators of potential impairment were present and that evaluations of carrying values of goodwill and intangible assets were therefore required based on the continued deterioration of economic and credit market conditions and declines in the Company's revenues, operating profits, forecasted performance and market capitalization from previous levels. The Company recorded non-cash goodwill impairment losses of $41,869,000 in continuing operations for the year ended December 31, 2009. The Company recorded non-cash goodwill impairment losses of $234,717,000 and non-cash other intangible asset impairment losses of $583,000 in continuing operations for the year ended December 31, 2008.

Long-Lived Asset Impairment Losses

The Company performed an impairment test of the long-lived assets related to the Fairmont Scottsdale hotel during the fourth quarter of 2010 based on uncertainties surrounding the Company's intent and ability to continue to hold the hotel. The Company determined that the hotel's long-lived assets' carrying value exceeded the fair value, with fair value determined based on estimated future discounted cash flows or the relevant data as to the fair value of the asset (Level 3 inputs). As a result of this test, the Company recorded an impairment loss of $101,258,000 during the year ended December 31, 2010. The Company performed an impairment test of the long-lived assets related to the InterContinental Prague during the third quarter of 2010 as a result of a change in the anticipated holding period for that hotel. As a result of this test, the Company did not record any long-lived asset impairment losses related to the InterContinental Prague. If deterioration in economic and market conditions occurs, it may present a potential for additional impairment charges on the Company's hotel properties subsequent to December 31, 2010. Any such adjustments could be material, but will be non-cash.

The Company performed an impairment test of its long-lived assets for two Mexican development sites at December 31, 2009 based on uncertainties surrounding the development of this land in a manner consistent with the Company's original plan, resulting in an impairment loss of $23,173,000. The Company determined there was no impairment of investment in hotel properties included in loss from continuing operations for the year ended December 31, 2008.

Investment in Unconsolidated Joint Venture Impairment Losses

During the fourth quarters of 2010 and 2009, the Company recorded impairment losses of $40,600,000 and $26,500,000, respectively, due to other-than-temporary declines in value of its 45% interests in the joint ventures that own the Hotel del Coronado and an associated condominium-hotel development adjacent to the Hotel del Coronado. The fair value was determined based on estimated future discounted cash flows and other relevant data as to the fair value (Level 3 inputs). For the year ended December 31, 2008, the Company recognized an other-than-temporary decline in the value of its investment in the Four Seasons RCPM and recorded an impairment loss of $1,000,000.

Fair Value of Assets Measured on a Nonrecurring Basis

The following tables present information related to assets that were measured at fair value on a nonrecurring basis.

For the year ended December 31, 2010 (in thousands):

Description	Fair Value Measurements Using Significant Unobservable Inputs (Level 3)	Total Losses
Long-lived assets	$182,000	$(101,258)
Investment in unconsolidated joint ventures	7,787	(40,600)

For the year ended December 31, 2009 (in thousands):

Description	Fair Value Measurements Using Significant Unobservable Inputs (Level 3)	Total Losses
Goodwill	$ —	$(41,869)
Long-lived assets	103,089	(23,173)
Investment in unconsolidated joint ventures	36,458	(26,500)

Other Charges

There were no other charges recorded during the year ended December 31, 2010. The Company recorded a charge of approximately $8,261,000, of which $269,000 is recorded in income (loss) from discontinued operations, and $7,079,000, of which $1,146,000 was recorded in income (loss) from discontinued operations, to write off costs and deposits related to capital projects that management decided to abandon during the years ended December 31, 2009 and 2008, respectively.

The Company's interest in the Luxury Leisure Properties International, L.L.C. (LLPI) venture was redeemed in May 2009 (see note 15). During the year ended December 31, 2009, the Company recorded a charge of $206,000 to write off its investment in LLPI.

During the third quarter of 2008, management decided to not purchase an interest in a mixed-use building, the Aqua Building, which was under construction and adjacent to the Fairmont Chicago hotel. As a result, the Company recorded a charge of approximately $35,684,000, which includes the loss of $28,000,000 deposited in the form of a letter of credit that secured the purchase agreement and approximately $7,684,000 of planning and development costs previously recorded as investment in hotel properties, net.

5. DISCONTINUED OPERATIONS

The results of operations of hotels sold and assets held for sale are classified as discontinued operations and segregated in the consolidated statements of operations for all periods presented. The following is a summary of income (loss) from discontinued operations for the years ended December 31, 2010, 2009 and 2008 (in thousands):

	2010	2009	2008
Hotel operating revenues	$68,883	$100,435	$157,906
Operating costs and expenses	55,252	79,719	114,565
Depreciation and amortization	5,980	13,307	14,085
Impairment losses	—	31,064	83,903
Total operating costs and expenses	61,232	124,090	212,553
Operating income (loss)	7,651	(23,655)	(54,647)
Interest expense	(9,706)	(8,592)	(9,452)
Interest income	32	101	683
Loss on early extinguishment of debt	(95)	—	—
Foreign currency exchange gain (loss)	7,392	(1,141)	704
Other expenses, net	—	(554)	(257)
Income tax (expense) benefit	(476)	540	(3,623)
Gain on sale	29,713	18,164	37,482
Income (loss) from discontinued operations	$34,511	$(15,137)	$(29,110)

Assets Held for Sale:

Paris Marriott

On December 23, 2010, the Company entered into an agreement to sell its leasehold interest in the Paris Marriott hotel (see note 8) for total estimated consideration of €26,500,000, which is subject to adjustments based on the terms of the agreement. No earnest money has been deposited by the buyer, and the sale, subject to certain closing contingencies, is scheduled to close before April 30, 2011. In addition, a euro-denominated security deposit will be released back to the Company at the time the transaction closes. The Company anticipates recording a gain on sale of the property due to the recognition of an existing deferred gain resulting from a sale-leaseback transaction related to this hotel (see note 8).

The hotel's assets and liabilities owned by the Company have been classified as held for sale on the accompanying consolidated balance sheet as of December 31, 2010. The significant components of assets held for sale and liabilities of assets held for sale at December 31, 2010 consist of the following (in thousands):

Investment in hotel properties, net	$ 6,226
Cash	2,999
Restricted cash	1,320
Accounts receivable, net of allowance for doubtful accounts	5,636
Deferred tax asset(a)	26,712
Other assets	2,252
Assets held for sale	$45,145
Accounts payable and accrued expenses	$ 6,969
Deferred gain on sale of hotel	86,237
Liabilities of assets held for sale	$93,206

(a) In 2003, the Company recorded a sale-leaseback of the Paris Marriott and the related gain on sale was deferred for financial reporting purposes. The gain on sale was recognized for French income tax purposes, which resulted in recognition of a deferred tax asset. The deferred tax asset is reduced as the deferred gain is amortized over the life of the lease. The balance also fluctuates based on changes in foreign currency exchange rates.

Assets Sold:

During the three years ended December 31, 2010, the Company sold the following hotels:

Hotel	Location	Date Sold	Net Sales Proceeds
InterContinental Prague	Prague, Czech Republic	December 15, 2010	$ 3,564,000
Renaissance Paris Hotel Le Parc Trocadero (Renaissance Paris)	Paris, France	December 21, 2009	$50,275,000
Four Seasons Mexico City	Mexico City, Mexico	October 29, 2009	$52,156,000
Hyatt Regency Phoenix	Phoenix, AZ	July 2, 2008	$89,581,000

InterContinental Prague

On December 15, 2010, the Company sold the InterContinental Prague hotel for an approximate consideration of €106,090,000 ($141,368,000 based on the foreign exchange rate at December 15, 2010). The consideration included the assignment of the hotel's third party debt of €101,600,000 ($135,385,000 based on the foreign exchange rate at December 15, 2010) and the interest rate swap liability related to the third party indebtedness, estimated to be approximately €4,490,000 ($5,983,000 based on the foreign exchange rate at December 15, 2010). In addition, as part of the transaction, approximately €2,000,000 ($2,665,000 based on the foreign exchange rate at December 15, 2010) of restricted cash related to the hotel was released to the Company. The Company recorded a gain of $28,415,000 on the sale of the hotel due to the reversal of a deferred tax liability and the reversal of currency translation and mark to market of interest rate swap balances that were recorded in accumulated OCL, which is included in income (loss) from discontinued operations in the consolidated statement of operations for the year ended December 31, 2010. Other significant amounts included in income (loss) from discontinued operations related to the InterContinental Prague include a non-cash goodwill impairment charge of $49,422,000, which was recorded during the year ended December 31, 2008.

Renaissance Paris

On December 21, 2009, the Company sold the Renaissance Paris hotel for €35,500,000 ($50,856,000 based on the foreign exchange rate at December 21, 2009) and recognized a gain on sale of $11,707,000.

An impairment test of long-lived assets was performed for the Renaissance Paris at September 30, 2009 as a result in a change in the anticipated holding period for that hotel. The Company determined that the hotel's long-lived assets' carrying value exceeded the fair value of $51,954,000, with fair value determined based on estimated future discounted cash flows or the relevant data as to the fair value of the asset (Level 3 inputs). As a result of this test, the Company recorded an impairment loss of $30,795,000 related to the Renaissance Paris hotel, which is included in income (loss) from discontinued operations in the consolidated statement of operations for the year ended December 31, 2009.

In the fourth quarter of 2008, the Company performed its annual goodwill impairment analysis. Based on the results of its impairment test, the Company recorded a non-cash impairment loss of $33,335,000 to reduce the carrying value of the goodwill related to the Renaissance Paris to its fair value of $0, which is included in income (loss) from discontinued operations in the consolidated statement of operations for the year ended December 31, 2008.

Four Seasons Mexico City

On October 29, 2009, the Company sold the Four Seasons Mexico City hotel for $54,000,000 and recognized a gain on sale of $5,905,000.

Hyatt Regency Phoenix

On July 2, 2008, the Company sold the Hyatt Regency Phoenix hotel for $96,000,000 and recognized a gain on sale of $37,053,000.

6. INVESTMENT IN JOINT VENTURES

Investment in joint ventures as of December 31, 2010 and 2009 includes the following (in thousands):

	2010	2009
Hotel and North Beach Ventures(a)	$ 7,787	$36,458
Four Seasons RCPM(b)	3,878	3,607
BuyEfficient(c)	6,359	6,680
Total investment in joint ventures	$18,024	$46,745

(a) As of December 31, 2010, the Company owned 45.0% joint venture ownership interests in SHC KSL Partners, LP (Hotel Venture), the then owner of the Hotel del Coronado, and in HdC North Beach Development, LLLP (North Beach Venture), the owner of an adjacent residential condominium-hotel development. The Company earned asset management, development and financing fees under agreements with the Hotel and North Beach Ventures. The Company recognized income of 55.0% of these fees, representing the percentage of the Hotel and North Beach Ventures not owned by the Company. These fees amounted to $689,000, $645,000, and $900,000 for the years ended December 31, 2010, 2009 and 2008, respectively, and are included in other income (expenses), net in the consolidated statements of operations. During the fourth quarters of 2010 and 2009, the Company recorded impairment losses of $40,600,000 and $26,500,000, respectively, due to other-than-temporary declines in value of its 45.0% investments in the Hotel and North Beach Ventures.

In January 2006, the Hotel Venture entered into non-recourse mortgage and mezzanine loans with principal amounts of $610,000,000. The loans accrued interest at the London Interbank Offered Rate (LIBOR) plus a blended spread of 2.08%. In addition, the Hotel Venture entered into a $20,000,000 non-recourse revolving credit facility that bore interest at LIBOR plus 2.50%. At December 31, 2010 and 2009, there was a balance of $18,500,000 on the revolving credit facility. At December 31, 2010 and 2009, there were letters of credit outstanding of $0 and $1,500,000, respectively, which were secured by the revolving credit facility. In December 2010, the Hotel Venture purchased a $37,500,000 mezzanine layer of the debt structure for a discounted pay-off of $13,000,000. The Hotel Venture recognized a gain on the extinguishment of debt of $24,500,000 in the fourth quarter of 2010. The Company recorded its 45.0% share of this gain equal to $11,025,000 in equity in earnings of joint ventures in the consolidated statement of operations for the year ended December 31, 2010, which had a $0.09 basic and diluted per share impact for the year ended December 31, 2010. The remaining principal on the loans and revolving credit facility had a maturity date of January 7, 2011. On January 7, 2011, the Hotel Venture obtained an extension of the maturity date to February 9, 2011.

On February 4, 2011, the Hotel Venture completed a recapitalization transaction (the Transaction). Under the terms of the Transaction, the Company acquired the ownership interest of an existing member of the Hotel and North Beach Ventures, and, along with the remaining members of the Hotel Venture, formed a new joint venture, BSK Del Partners, L.P. (New Hotel Venture) with an unaffiliated third party, an affiliate of Blackstone Real Estate Advisors VI L.P. (Blackstone), to own the Hotel del Coronado. Additionally, the New Hotel Venture and Blackstone agreed to convert a portion of the existing debt into equity. Pursuant to the terms of the Transaction, Blackstone will be the general partner of the New Hotel Venture with a 60.0% ownership interest. The Company will be a limited partner in the New Hotel Venture with an indirect 34.3% ownership interest. As part of the Transaction, the Company used a combination of its share of $8,500,000 of available cash from the original Hotel Venture and $56,900,000 of cash drawn from the Company's bank credit facility to fund its contribution. This payment included the purchase of the existing member's ownership in the Hotel and North Beach Ventures and is net of a $1,700,000 financing fee earned as part of the Transaction.

The New Hotel Venture secured $425,000,000 of five-year debt financing at a weighted average rate of LIBOR plus 480 basis points, subject to a 1% LIBOR floor. After the third year of the loan, the final two one-year extensions require payment to the lender of a 25 basis point extension fee. Additionally, the New Hotel Venture purchased a two-year, 2.0% LIBOR cap, which was required by the loan.

As part of the Transaction, the Hotel Venture contributed substantially all of the assets and liabilities to the New Hotel Venture. The New Hotel Venture then settled all contributed debts outstanding by paying balances off in full or agreeing to convert debt to equity.

The Company will continue to act as asset manager and will earn a quarterly asset management fee equal to 1.0% of gross revenue, certain development fees, and when applicable, an incentive fee equal to one-third of the incentive fee paid to the hotel operator under the hotel management agreement. As part of the New Hotel Venture with Blackstone, the Company and the other remaining member of the Hotel Venture will earn a profit-based incentive fee of 20.0% of all distributions to the New Hotel Venture that exceed both a 20.0% internal rate of return and two times return on invested equity. The Company will receive 85.8% of this profit-based fee.

(b) The Company owns a 31% interest in and acts as asset manager for a joint venture, with two unaffiliated parties, that is developing the Four Seasons RCPM, a luxury vacation home product that is being sold in fractional ownership interests on the property adjacent to the Company's Four Seasons Punta Mita Resort in Mexico. The Company earns asset management fees and recognizes income of 69% of these fees, representing the percentage not owned by the Company. These fees amounted to $106,000, $91,000, and

$169,000 for the years ended December 31, 2010, 2009 and 2008, respectively, and are included in other income (expenses), net in the consolidated statements of operations.

The Company performed a valuation of its investment in the Four Seasons RCPM in the fourth quarter of 2008 and determined that the current fair value of the investment was less than the carrying value. For the year ended December 31, 2008, the Company recognized an other-than-temporary decline in the value of its investment in the Four Seasons RCPM and recorded an impairment loss of $1,000,000.

(c) On December 7, 2007, the Company acquired a 50% interest in BuyEfficient for approximately $6,346,000. BuyEfficient is an electronic purchasing platform that allows members to procure food, operating supplies, furniture, fixtures and equipment (see note 20).

Condensed Combined Financial Information of Investment in Joint Ventures

Following is summarized financial information for the Company's unconsolidated joint ventures as of December 31, 2010 and 2009 and for the years ended December 31, 2010, 2009 and 2008 (in thousands):

	2010	2009
Assets		
Investment in hotel properties, net	$ 298,362	$ 313,323
Goodwill	23,401	23,401
Intangible assets, net	49,000	49,000
Cash and cash equivalents	22,400	23,993
Restricted cash and cash equivalents	12,087	8,391
Other assets	20,842	21,939
Total assets	$ 426,092	$ 440,047
Liabilities and Partners' Deficit		
Mortgage and other debt payable	$ 592,476	$ 634,670
Other liabilities	33,472	31,877
Partners' deficit	(199,856)	(226,500)
Total liabilities and partners' deficit	$ 426,092	$ 440,047

	2010	2009	2008
Revenues			
Hotel operating revenue	$122,099	$116,297	$150,918
Residential sales	9,149	8,198	18,113
Other	4,892	5,414	4,587
Total revenues	136,140	129,909	173,618
Expenses			
Hotel operating expenses	85,636	78,309	93,970
Residential costs of sales	2,425	4,272	10,045
Depreciation and amortization	16,864	16,709	15,874
Other operating expenses	9,912	8,128	9,797
Total operating expenses	114,837	107,418	129,686
Operating income	21,303	22,491	43,932
Interest expense, net	(18,418)	(17,948)	(34,643)
Gain on extinguishment of debt	24,500	—	—
Other income (expenses), net	345	(1,147)	(4,032)
Net income	$ 27,730	$ 3,396	$ 5,257
Equity in earnings of joint ventures			
Net income	$ 27,730	$ 3,396	$ 5,257
Joint venture partners' share of income of joint ventures	(15,294)	(1,911)	(3,210)
Adjustments for basis differences, taxes and intercompany eliminations	589	233	763
Total equity in earnings of joint ventures	$ 13,025	$ 1,718	$ 2,810

To the extent that the Company's cost basis is different than the basis reflected at the joint venture level, the basis difference, excluding amounts attributable to land and goodwill, is amortized over the life of the related asset and included in the Company's share of equity in earnings of the unconsolidated affiliates.

7. MANAGEMENT AGREEMENTS

Most of the Company's hotels are subject to management agreements that the Company assumed upon acquisition of the hotels. These agreements generally provide for the payment of base management fees of 1.00% to 5.00% of revenues (as defined in the agreements). In addition, an incentive fee may be paid if certain criteria are met. The terms of these agreements generally require management of the hotels to furnish the hotels with certain services, which include on-site management and may include central training, advertising and promotion, national reservation system, payroll and accounting services, and such additional services as needed. At December 31, 2010, the remaining terms (not including renewal options) of these management agreements range from four to 27 years and average 14 years.

In January 2010 and December 2009, the Company amended terms of various management agreements with two of its hotel operators, Marriott and Westin. Consideration resulting from these amendments and amendments in prior years, including amounts previously recognized as termination liabilities, are classified as deferred credits and will be recognized ratably in earnings (as an offset to management fee expense) over the expected remaining initial terms of the respective management agreements. At December 31, 2010 and 2009, deferred credits of $8,276,000 and $9,120,000, respectively, were included in accounts payable and accrued expenses on the consolidated balance sheets.

Renaissance Paris Performance Guarantee

The Company had a management agreement with an affiliate of Marriott for services provided to the Renaissance Paris. A provision of the management agreement required that Marriott provide the Company with a limited performance guarantee that ensured, subject to certain limitations, a target level of net operating profit. Guarantee payments were calculated and paid to the Company on an annual basis. The maximum guarantee that could be paid to the Company during the guarantee period was €5,000,000. The guarantee period began on July 31, 2007 and continued through December 21, 2009, the date at which the Renaissance Paris was sold. During the years ended December 31, 2009 and 2008, the Company earned €1,419,000 ($1,972,000 based on the foreign exchange rate at December 21, 2009) and €1,463,000 ($2,141,000 based on the foreign exchange rate at December 31, 2008), respectively, related to the performance guarantee, which is recorded in income (loss) from discontinued operations in the consolidated statements of operations.

Asset Management Agreement

In May 2010 and April 2009, the Company entered into asset management agreements with unaffiliated third parties to provide asset management services to four hotels not owned by the Company. Under the agreements, the Company earns base management fees, in aggregate of $750,000 per year, and has the potential to earn additional incentive fees. For the years ended December 31, 2010 and 2009, the Company earned $996,000 and $228,000, respectively, in fees under these agreements, which are included in other income (expenses), net in the consolidated statements of operations.

8. OPERATING LEASE AGREEMENTS

In June 2004, the Company recorded a sale of the Marriott Hamburg, and the Company's leaseback of the hotel was reflected as an operating lease. A deferred gain was recorded in conjunction with the sale and is being recognized as a reduction of lease expense over the life of the lease. The Company recognized $207,000, $217,000, and $228,000 of the deferred gain for the years ended December 31, 2010, 2009, and 2008, respectively. As of December 31, 2010 and 2009, the deferred gain on the sale of the Marriott Hamburg recorded on the accompanying consolidated balance sheets amounted to $3,930,000 and $4,319,000, respectively. On a monthly basis, the Company makes minimum rent payments aggregating to an annual total of €3,603,000 (adjusting by an index formula) ($4,818,000 based on the foreign exchange rate as of December 31, 2010) and pays additional rent based upon the performance of the hotel, which are recorded as lease expense in the Company's consolidated statements of operations. A euro-denominated security deposit at December 31, 2010 and 2009 was $2,540,000 and $7,158,000, respectively, and is included in other assets on the Company's consolidated balance sheets. The Company subleases its interest in the Marriott Hamburg to a third party. The Company has reflected the sublease arrangement as an operating lease and records lease revenue.

In June 2004, the Company recorded a sale of the Paris Marriott, and the Company's leaseback of the hotel was reflected as an operating lease. A deferred gain was recorded in conjunction with the sale and is being recognized as a reduction of lease expense over the life of the lease. On December 23, 2010, the Company entered into an agreement to sell its leasehold interest in the Paris Marriott (see note 5). The hotel's assets and liabilities owned by the Company have been classified as held for sale on the accompanying consolidated balance sheet as of December 31, 2010 and the results of operations have been classified as discontinued operations in the consolidated statements of operations for all periods presented.

The Company recognized $4,464,000, $4,685,000, and $4,933,000 of the deferred gain related to the Paris Marriott in income (loss) from discontinued operations for the years ended December 31, 2010, 2009, and 2008, respectively. As of December 31, 2010 and 2009, the deferred gain on the sale of the Paris Marriott amounted to $86,237,000 and $97,533,000, respectively, which is recorded in liabilities of assets held for sale and deferred gain on sale of hotels, respectively, on the Company's consolidated balance sheets. On a monthly basis, the Company makes minimum rent payments aggregating to an annual total of €12,295,000 (adjusting by an index formula) ($16,440,000 based on the foreign exchange rate as of December 31, 2010) and pays additional rent based upon the performance of the hotel, which are included in income (loss) from discontinued operations, in the Company's consolidated statements of operations. At December 31, 2010 and 2009, a euro-denominated security deposit was $14,459,000 and $10,720,000, respectively, and is included in other assets on the Company's consolidated balance sheets. The security deposit is to be returned to the Company when the sale of the Paris Marriott leasehold interest closes.

Lease payments related to office space are included in corporate expenses on the consolidated statements of operations and lease payments related to hotel ground leases are included in other hotel expenses on the consolidated statements of operations.

Minimum future rental payments due under non-cancelable operating leases, related to office space, hotel ground leases, and building leases (excluding those related to assets held for sale) having remaining terms in excess of one year as of December 31, 2010 are as follows (in thousands):

Years Ending December 31,	
2011	$ 5,486
2012	5,501
2013	5,516
2014	5,532
2015	5,547
Thereafter	76,322
	$103,904

9. INDEBTEDNESS

Mortgages Payable:

Certain subsidiaries of SHR are the borrowers under various financing arrangements. These subsidiaries are separate legal entities and their respective assets and credit are not available to satisfy the debt of SHR or any of its other subsidiaries.

Mortgages payable at December 31, 2010 and 2009 consisted of the following (in thousands):

Debt	Spread (a) (basis points)	Maturity	Balance Outstanding at December 31, 2010	Balance Outstanding at December 31, 2009
Fairmont Scottsdale	56	September 2011(b)	$ 180,000	$ 180,000
InterContinental Chicago	106	October 2011(b)	121,000	121,000
InterContinental Miami	73	October 2011(b)	90,000	90,000
Loews Santa Monica Beach Hotel	63	March 2012(c)	118,250	118,250
Ritz-Carlton Half Moon Bay	67	March 2012(c)	76,500	76,500
Hyatt Regency La Jolla	100	September 2012	97,500	97,500
Marriott London Grosvenor Square(d)	110	October 2013	117,281	124,859
InterContinental Prague(e)	120	March 2015	—	148,886
Fairmont Chicago(d)(f)	Fixed	June 2017	97,750	123,750
Westin St. Francis(d)(f)	Fixed	June 2017	220,000	220,000
Total mortgages payable			$1,118,281	$1,300,745

(a) Interest is paid monthly at the applicable spread over LIBOR (0.26% at December 31, 2010) for all loans except for those secured by the Marriott London Grosvenor Square, the Westin St. Francis, and the Fairmont

Chicago. Interest on the Marriott London Grosvenor Square loan is paid quarterly at the applicable spread over three-month GBP LIBOR (0.76% at December 31, 2010). Interest on the Westin St. Francis and Fairmont Chicago loans is paid monthly at an annual fixed rate of 6.09%.

(b) The Company is currently working to refinance or extend these loans.

(c) In February 2011, the Company exercised the final options to extend the maturity dates of these loans by an additional year to March 2012.

(d) These loan agreements require maintenance of financial covenants, all of which the Company was in compliance with at December 31, 2010.

(e) As of December 31, 2009, the Company was in violation of certain loan to value and interest cover ratio covenants under the InterContinental Prague loan agreement. The lender provided the Company with a waiver through March 15, 2010 to comply with these loan covenants. In February 2010, the Company entered into an amended and restated loan agreement with the lender. Under the amended terms, the maturity date of the loan was extended to March 2015. Interest was payable quarterly at EURIBOR plus 1.20% through March 2012 and subsequently increased to EURIBOR plus 1.80% through loan maturity. On December 15, 2010, the Company closed on its disposition of the InterContinental Prague. The mortgage loan secured by the hotel was assigned to the third party buyer as part of the transaction.

(f) On May 5, 2010, the Company refinanced the loans secured by these hotels. Prior to the refinancing, the two loans included a $220,000,000 loan secured by the Westin St. Francis hotel and a $123,750,000 loan secured by the Fairmont Chicago hotel. The refinanced loans are cross-collateralized with a total principal amount of $317,750,000, allocated $220,000,000 to the Westin St. Francis and $97,750,000 to the Fairmont Chicago. Principal of $26,000,000 related to the Fairmont Chicago was repaid at the time of the refinancing. The loans were converted from LIBOR-based variable-rate loans to fixed-rate loans. There is an approximate 18-month interest-only period followed by scheduled principal payments based on a 20-year amortization schedule. At the time the refinancing was completed, a $5,500,000 reserve account included in restricted cash on the consolidated balance sheet was established, which can be released in the future if certain thresholds prescribed in the loan agreement are met.

Other Debt:

In connection with the acquisition of a 60-acre oceanfront land parcel in Punta Mita, Nayarit, Mexico, the Company executed two $17,500,000 non-interest bearing promissory notes. The Company recorded these notes at their present value based on an imputed interest rate of 9.5% and amortized the resulting discount over the life of the promissory notes. On September 30, 2008, the Company paid the first of the $17,500,000 non-interest bearing promissory notes. The second note was due August 31, 2009. In August 2009, the Company entered into an agreement with the holder of the promissory note whereby the holder released the Company from its final installment payment of $17,500,000 that was due in August 2009 in exchange for the Company agreeing to provide the note holder with the right to an interest in the property. The Company will receive a preferred position which will entitle it to receive the first $12,000,000 of distributions generated from the property with any excess distributions split equally among the partners. The Company's obligations under this agreement, recorded as other liabilities in accounts payable and accrued expenses on the Company's consolidated balance sheets, are subject to the note holder being able to obtain certain permits and licenses to develop the land. If they are unable to obtain such permits and licenses within a prescribed time period, the Company would have the right to a full refund of the amounts previously paid to purchase the property, and the land ownership would revert back to the seller.

Exchangeable Notes:

On April 4, 2007, SH Funding issued $150,000,000 in aggregate principal amount of 3.50% Exchangeable Senior Notes due 2012 (Exchangeable Notes) and on April 25, 2007 issued an additional $30,000,000 of Exchangeable Notes in connection with the exercise by the initial purchasers of their over-allotment option. The Exchangeable Notes were issued at 99.5% of par value. The Company received proceeds of $175,593,000, net of underwriting fees and expenses and original issue discount. On January 1, 2009, the Company adopted the provisions of new guidance on accounting for convertible debt instruments that may be settled in cash upon conversion, including partial cash settlements, and retrospectively recorded an additional discount on the Exchangeable Notes of $20,978,000 as of the issuance date. The Exchangeable Notes paid interest in cash semi-annually in arrears on April 1 and October 1 of each year beginning October 1, 2007.

On May 10, 2010, the Company announced a cash tender offer to purchase any and all of the Exchangeable Notes outstanding. On June 7, 2010, the Company completed the tender offer and accepted for purchase, at par, $180,000,000 of the principal amount of its outstanding Exchangeable Notes. The aggregate consideration for the Exchangeable Notes accepted for purchase was approximately $181,208,000, which included accrued and unpaid interest of approximately $1,208,000. The Company allocated $169,939,000 of the consideration to the settlement of the liability and $10,061,000 to equity. This allocation was based on the fair value of the Exchangeable Notes excluding the conversion feature using unobservable (Level 3) inputs, which included a discount cash flow analysis and the Company's nonconvertible debt borrowing rate. The Company recognized a loss on early extinguishment of debt of $925,000 for the year ended December 31, 2010.

The tables below present the effect of the Exchangeable Notes on the Company's consolidated balance sheet as December 31, 2009 and on the consolidated statements of operations for the years ended December 31, 2010, 2009 and 2008 (in thousands):

	2009
Balance Sheets:	
Principal amount of liability	$180,000
Unamortized discount	(10,548)
Carrying amount of liability component	$169,452
Carrying amount of equity component	$ 20,978

	2010	2009	2008
Statements of Operations:			
Coupon interest	$2,783	$ 6,311	$ 6,265
Discount amortization	1,865	4,296	4,141
Total interest	$4,648	$10,607	$10,406
Effective interest rate	6.25%	6.25%	6.25%

Bank Credit Facility:

On February 23, 2011, SH Funding exercised its option to extend the maturity date of the bank credit facility from March 9, 2011 to March 9, 2012 and entered into the fourth amendment to the bank credit facility. The following summarizes key terms of the bank credit facility that were amended:

- the maximum facility size was reduced to $350,000,000 from $400,000,000;

- maximum availability is now determined by the lesser of a 1.2 times (previously 1.3 times) debt service coverage on the borrowing base assets (based on the trailing 12 months net operating income for these assets divided by a 7% (previously 8%) debt constant on the balance outstanding under the bank credit facility, as defined in the loan agreement) or a 55% (previously 45%) advance rate against the appraised value of the borrowing base assets; and
- maximum corporate leverage, as defined in the loan agreement, decreased to 70% from 80%.

Prior to the fourth amendment in February 2011, SH Funding entered into a third amendment to the bank credit facility in February 2009, which, among other things, reduced the maximum facility size to $400,000,000, but provided the Company with additional flexibility with respect to its financial covenants and related financial calculations. The amended interest rate on the facility is LIBOR plus a margin of 3.75% in the case of each LIBOR loan and base-rate plus a margin of 2.75% in the case of each base rate loan and a commitment fee of 0.50% per annum based on the unused revolver balance. In connection with the third amendment, the Company wrote off $883,000 of unamortized deferred financing costs during the year ended December 31, 2009.

Other terms and conditions exist including provisions to release assets from the borrowing base and limitations on the Company's ability to incur costs for discretionary capital programs. Under the agreement, SH Funding has a letter of credit sub-facility of $75,000,000, which is secured by the bank credit facility. Letters of credit reduce the borrowing capacity under the bank credit facility.

The weighted average interest rate for the year ended December 31, 2010 was 3.99%. At December 31, 2010, maximum availability of the bank credit facility was determined by the lesser of a 1.3 times debt service coverage on the borrowing base assets or a 45% advance rate against the appraised value of the borrowing base assets. Based on these requirements, the Company had approximately $257,600,000 available under the bank credit facility at December 31, 2010. At December 31, 2010, there was $28,000,000 of borrowings outstanding under the bank credit facility and outstanding letters of credit of $2,500,000 (see note 16). The agreement also requires maintenance of financial covenants, all of which SH Funding and SHR were in compliance with at December 31, 2010.

Debt Maturity:

The following table summarizes the aggregate maturities (assuming all extension options exercised, including the conditional option to extend the bank credit facility) as of December 31, 2010 for all mortgage debt and the Company's bank credit facility (in thousands):

Years ending December 31,	
2011	$ 394,213
2012	331,860
2013	119,778
2014	9,482
2015	10,075
Thereafter	280,873
Total	$1,146,281

Interest Expense:

Total interest expense in continuing and discontinued operations includes a reduction related to capitalized interest for the years ended December 31, 2010, 2009 and 2008 of $658,000, $1,723,000, and $8,646,000, respectively. Total interest expense in continuing and discontinued operations includes amortization of deferred financing costs of $6,705,000, $6,693,000, and $4,051,000 for the years ended December 31, 2010, 2009 and 2008, respectively.

10. EQUITY AND DISTRIBUTION ACTIVITY

Common Shares:

The following table presents the changes in the issued and outstanding shares of SHR common stock since January 1, 2008 (excluding 954,571 units, 954,746 units, and 975,855 units of SH Funding outstanding at December 31, 2010, 2009, and 2008, respectively, which are exchangeable for shares of SHR common stock on a one-for-one basis, or the cash equivalent thereof, subject to certain restrictions and at the option of SHR) (in thousands):

Outstanding at January 1, 2008	74,371
RSUs redeemed for shares of SHR common stock	39
Outstanding at December 31, 2008	74,410
RSUs redeemed for shares of SHR common stock	827
Operating partnership units redeemed for shares of SHR common stock	16
Outstanding at December 31, 2009	75,253
RSUs redeemed for shares of SHR common stock	152
Common stock issued	75,900
Outstanding at December 31, 2010	151,305

As of December 31, 2010, no shares of SHR common stock have been repurchased under the $50,000,000 share repurchase program.

Common Stock Offering

On May 19, 2010, SHR completed a public offering of common stock by issuing 75,900,000 shares at a price of $4.60 per share. After discounts, commissions, and expenses, SHR raised net proceeds of approximately $331,832,000. These proceeds were used to fund the cash tender offer of the Exchangeable Notes (see note 9) and repay existing indebtedness under the Company's bank credit facility.

Stockholder Rights Plan

In November 2008, SHR's board of directors adopted a stockholder rights plan. Under the plan, SHR declared a dividend of one preferred share purchase right (Right) for each outstanding share of SHR common stock. The dividend was payable on November 28, 2008 to the stockholders of record as of the close of business on November 28, 2008. Each Right will allow its holder to purchase from SHR one one-thousandth of a share of a new series of SHR participating preferred stock for $20.00, once the Rights become exercisable. The Rights will become exercisable and will separate from SHR's common stock only upon the occurrence of certain events. On November 24, 2009, the Company entered into an amendment to extend the stockholder rights plan through November 30, 2012, unless the rights are earlier redeemed or amended by SHR's board of directors.

Distributions to Shareholders and Unitholders

To the extent distributions are declared, they are declared quarterly to holders of shares of SHR common stock and to SH Funding unitholders. SHR's board of directors declared distributions per share of SHR common stock of $0.72 for the year ended December 31, 2008. On November 4, 2008, SHR's board of directors elected to suspend the quarterly dividend to holders of shares of SHR common stock.

Preferred Stock:

As of December 31, 2010, SHR has 4,488,750 shares issued and outstanding of 8.50% Series A Cumulative Redeemable Preferred Stock, par value $0.01 per share (liquidation preference $25.00 per share). The Series A Preferred Stock has a perpetual life, and SHR may redeem Series A Preferred Stock at $25.00 per share plus accrued distributions. Distributions on the Series A Preferred Stock will be cumulative from the date of issuance. In February 2009, SHR's board of directors elected to suspend the quarterly dividend beginning with the first quarter of 2009 to holders of shares of 8.50% Series A Cumulative Redeemable Preferred Stock. As of December 31, 2010, unpaid cumulative dividends were $19,077,000 in the aggregate or $4.25 per share.

As of December 31, 2010, SHR has 4,600,000 shares issued and outstanding of 8.25% Series B Cumulative Redeemable Preferred Stock, par value $0.01 per share (liquidation preference $25.00 per share). The Series B Preferred Stock has a perpetual life and is not redeemable before January 31, 2011. Beginning January 31, 2011, SHR may redeem Series B Preferred Stock at $25.00 per share plus accrued distributions. Distributions on the Series B Preferred Stock will be cumulative from the date of issuance. In February 2009, SHR's board of directors elected to suspend the quarterly dividend beginning with the first quarter of 2009 to holders of shares of 8.25% Series B Cumulative Redeemable Preferred Stock. As of December 31, 2010, unpaid cumulative dividends were $18,975,000 in the aggregate or $4.13 per share.

As of December 31, 2010, SHR has 5,750,000 shares issued and outstanding of 8.25% Series C Cumulative Redeemable Preferred Stock, par value $0.01 per share (liquidation preference $25.00 per share). The Series C Preferred Stock has a perpetual life and is not redeemable before May 17, 2011. Beginning May 17, 2011, SHR may redeem Series C Preferred Stock at $25.00 per share plus accrued distributions. Distributions on the Series C Preferred Stock will be cumulative from the date of issuance. In February 2009, SHR's board of directors elected to suspend the quarterly dividend beginning with the first quarter of 2009 to holders of shares of 8.25% Series C Cumulative Redeemable Preferred Stock. As of December 31, 2010, unpaid cumulative dividends were $23,719,000 in the aggregate or $4.13 per share.

Pursuant to the articles supplementary governing the preferred stock, if the Company does not pay quarterly dividends on its preferred stock for six quarters, whether or not consecutive, the size of its board of directors will be increased by two and the holders of the preferred stock will have the right to elect two additional directors to the board. As of December 31, 2010, the Company did not pay quarterly dividends for eight quarters. There have been no new directors added to the board.

11. DERIVATIVES

The Company manages its interest rate risk by varying its exposure to fixed and variable rates while attempting to minimize its interest costs. The Company manages its fixed interest rate and variable interest rate risk through the use of interest rate caps and swaps. The Company enters into interest rate caps and swaps with high credit quality counterparties and diversifies its positions among such counterparties in order to reduce its exposure to credit losses. The caps limit the Company's exposure on its variable-rate debt that would result from an increase in interest rates. The Company's lenders, as stipulated in the respective loan agreements, generally require such caps. Upon extinguishment of debt, income effects of cash flow hedges are reclassified from accumulated OCL to interest expense, equity in earnings of joint ventures, loss on early extinguishment of debt, or income (loss) from discontinued operations, as appropriate. The Company recognizes all derivatives at fair value as either assets or liabilities in the accompanying consolidated balance sheets as either other assets or accounts payable and accrued expenses.

The valuation of the interest rate swaps and caps is determined using widely accepted valuation techniques including discounted cash flow analysis on the expected cash flows of each derivative. This analysis reflects the contractual terms of the derivatives, including the period to maturity, and uses observable market-based inputs, including interest rate curves and implied volatilities. The Company incorporates credit valuation adjustments (CVA) to appropriately reflect its own nonperformance risk and the respective counterparty's nonperformance risk. When assessing nonperformance risk, the Company has considered the impact of netting and any applicable credit enhancements, such as collateral postings, thresholds, mutual puts, and guarantees.

Except for the CVA, all inputs used to measure fair value of the derivative financial instruments are Level 2 inputs. The Company has concluded that the inputs used to measure its CVA are Level 3 inputs. If the inputs used to measure fair value fall in different levels of the fair value hierarchy, the level in the fair value hierarchy within which the fair value measurement in its entirety falls shall be determined based on the lowest level input that is significant to the fair value measurement in its entirety. The Company assessed the impact of the CVA on the overall fair value of its derivative instruments and concluded that the CVA has a significant impact to the fair values as of December 31, 2010 and 2009. As of December 31, 2010 and 2009, all derivative liabilities are categorized as Level 3.

Derivatives in Cash Flow Hedging Relationships:

The Company's objectives in using interest rate derivatives are to add stability to interest expense and to manage its exposure to interest rate movements. To accomplish this objective, the Company primarily uses interest rate swaps and caps as part of its interest rate risk management strategy. Interest rate swaps designated as cash flow hedges involve the receipt of variable-rate amounts from a counterparty in exchange for the Company making fixed-rate payments over the life of the agreements without exchange of the underlying notional amount.

The effective portion of changes in the fair value of derivatives designated and that qualify as cash flow hedges is recorded in accumulated OCL and is subsequently reclassified into earnings in the period that the hedged forecasted transaction affects earnings. During the years ended December 31, 2010, 2009, and 2008, such derivatives were used to hedge the variable cash flows associated with existing variable-rate debt. The ineffective portion of the change in fair value of the derivatives is recognized directly in earnings.

Amounts reported in accumulated OCL related to derivatives will be reclassified to interest expense as interest payments are made on the Company's variable-rate debt. During the next twelve months, the Company estimates that an additional $40,597,000 will be reclassified as an increase to interest expense.

As of December 31, 2010, the Company had the following outstanding interest rate derivatives that were designated as cash flow hedges of interest rate risk:

Interest Rate Derivatives	Number of Instruments	Notional Amount (in thousands)
Interest rate swaps	11	$725,000
Interest rate swap	1	£ 75,190

At December 31, 2010 and 2009, the aggregate notional amount of the Company's domestic interest rate swaps designated as cash flows was $725,000,000 and $1,250,000,000, respectively. Of these amounts, $100,000,000 and $275,000,000 at December 31, 2010 and 2009, respectively, relate to forward-starting swaps where the Company is not currently required to make or receive swap payments. The forward-starting swap at December 31, 2010 has an effective date of February 2011, a fixed pay rate against LIBOR of 5.27%, and a maturity date of February 2016. The outstanding forward-starting interest rate swap will hedge the future interest payments of debt that is anticipated to be outstanding when this swap becomes effective. The Company's remaining swaps have current fixed pay rates against LIBOR ranging from 1.22% to 5.50% and maturity dates ranging from August 2011 to December 2015.

In addition, at December 31, 2010 and 2009, the Company had a GBP LIBOR interest rate swap agreement with a notional amount of £75,190,000 and £77,250,000, respectively. The swap has a current fixed pay rate against GBP LIBOR of 3.22%, increasing to 5.72% for the periods subsequent to January 2011, and a maturity date of October 2013. The Company also had a EURIBOR interest rate swap agreement that hedged the interest payments on the mortgage loan secured by the InterContinental Prague. On December 15, 2010, the Company closed on its disposition of the InterContinental Prague. The interest rate swap related to the hotel was assigned to the third party buyer as part of the transaction.

Termination and De-designation of Cash Flow Hedges

In May and June 2010, the Company paid $7,212,000 to terminate five interest rate swaps with a combined notional amount of $300,000,000. The interest rate swaps were originally entered into to hedge the Company's forecasted LIBOR-based debt. However, the Company concluded that it was not probable that the originally forecasted levels of LIBOR-based debt would occur as a result of the conversion of the Westin St. Francis and Fairmont Chicago loans to fixed-rate (see note 9) and the use of proceeds from an equity offering to pay down the bank credit facility (see note 10). Therefore, the Company terminated the five interest rate swaps and recorded a charge of $18,263,000, which included the immediate write-off of $15,542,000 previously recorded in accumulated OCL related to these swaps. The charge was recorded in loss on early termination of derivative financial instruments in the consolidated statement of operations for the year ended December 31, 2010.

In addition, based on changes in the forecasted levels of LIBOR-based debt, the Company de-designated one interest swap as a cash flow hedge as discussed below. Amounts previously recorded in accumulated OCL related to this swap will be reclassified into earnings over the life of the swap and changes in the market value of the interest rate swap will be recorded in earnings subsequent to the de-designation.

Derivatives Not Designated as Hedging Instruments:

Derivatives not designated as hedges are not speculative and are used to manage the Company's exposure to interest rate movements and other identified risks but do not meet the strict hedge accounting requirements. Changes in the fair value of derivatives not designated in hedging relationships are recorded directly in earnings. As of December 31, 2010, the Company had the following outstanding interest rate derivatives that were not designated as hedging instruments:

Interest Rate Derivatives	Number of Instruments	Notional Amount (in thousands)
Interest rate swap	1	$100,000
Interest rate caps	9	$594,750

During the second quarter of 2010, the Company de-designated one interest rate swap as a cash flow hedge with a notional amount of $100,000,000. The swap has a fixed pay rate against LIBOR of 4.96% and a maturity date of December 2014.

At December 31, 2010 and 2009, the aggregate notional amount of the Company's purchased and sold interest rate cap agreements was $594,750,000. These caps have LIBOR strike rates ranging from 5.00% to 7.50% and maturity dates ranging from January 2011 to October 2011.

Fair Values of Derivative Instruments:

The table below presents the fair value of the Company's derivative financial instruments as well as their classification on the consolidated balance sheets as of December 31, 2010 and 2009 (in thousands):

	Balance Sheet Location	Fair Value as of December 31, 2010	Fair Value as of December 31, 2009
Derivatives in cash flow hedging relationships:			
Interest rate swaps(a)	Accounts payable and accrued expenses	$(86,166)	$(63,755)
Derivatives not designated as hedging instruments:			
Interest rate swap(a)	Accounts payable and accrued expenses	$(12,164)	$ —
Interest rate caps	Accounts payable and accrued expenses	$ —	$ —

(a) This liability is based on an aggregate termination value of $(105,657,000) and $(98,840,000) excluding accrued interest and includes a CVA of $7,327,000 and $35,085,000 as of December 31, 2010 and December 31, 2009, respectively.

The Company does not have any fair value measurements using inputs based on quoted prices in active markets (Level 1 or Level 2) as of December 31, 2010 or 2009. The following table reflects changes in interest rate swap liabilities categorized as Level 3 since January 1, 2009 (in thousands):

Balance as of January 1, 2009	$(98,089)
Interest rate swap transactions(b)	37,280
Unrealized losses	(2,946)
Balance as of December 31, 2009	(63,755)
Interest rate swap transactions(b)	35,275
Unrealized losses	(75,853)
Swap transferred as part of disposition(b)	6,003
Balance as of December 31, 2010	$(98,330)

(b) During the years ended December 31, 2010 and 2009, the Company paid transaction fees of $24,672,000 and $32,220,000, respectively, to buy down certain domestic interest rate swap fixed pay rates. The modified swaps had effective dates of February 15, 2010 and March 15, 2009 and were designated as cash flow hedges at the time of the buy down transactions. The transaction fees were recorded in accumulated OCL and will be reclassified into earnings over the life of the swaps. In May and June 2010, the Company paid $7,212,000 to terminate certain of these modified domestic swaps, and the Company recognized immediately into earnings $15,542,000 of transaction fees recorded in accumulated OCL related to these terminated swaps. The accumulated OCL related to the remaining modified swaps will continue to be reclassified into earnings over the life of the swaps.

During the year ended December 31, 2010, the Company paid $3,268,000 to buy down a EURIBOR interest rate swap fixed pay rate from 4.53% to 3.32% for the period from March 2010 through March 2015. On December 15, 2010, the Company closed on its disposition of the InterContinental Prague. The EURIBOR interest rate swap related to the hotel was assigned to the third party buyer as part of the transaction. Amounts related to this swap were eliminated from the Company's consolidated financial statements at the time the transaction closed.

During the year ended December 31, 2009, the Company paid $5,060,000 to buy down the GBP LIBOR interest rate swap fixed pay rate from 5.72% to 3.22% for the period from January 15, 2009 through January 17, 2011. The modified swap will remain designated as a cash flow hedge and any amounts in accumulated OCL existing from the original transaction will be reclassified into earnings over the life of the swap.

Effect of Derivative Instruments on the Statements of Operations:

The tables below present the effect of the Company's derivative financial instruments on the statements of operations for the years ended December 31, 2010, 2009 and 2008 (in thousands):

Derivatives in Cash Flow Hedging Relationships

	2010	2009	2008
Interest rate swaps:			
Effective portion of loss recognized in accumulated OCL	$(83,300)	$(38,547)	$(65,864)
Effective portion of loss reclassified into interest expense—continuing operations	$(40,784)	$(51,362)	$(20,856)
Effective portion of loss reclassified into interest expense—discontinued operations	$(13,108)	$ (4,330)	$ —
Effective portion of loss reclassified to loss on early termination of derivative financial instruments	$(15,542)	$ —	$ —
Ineffective portion of loss recognized in interest expense—continuing operations	$ (1,267)	$ (1,197)	$ —
Ineffective portion of loss recognized in interest expense—discontinued operations	$ (1,367)	$ —	$ —
Mark to market loss recognized in loss on early termination of derivative financial instruments	$ (2,721)	$ —	$ —

Derivatives Not Designated as Hedging Instruments

	2010	2009	2008
Interest rate swap:			
Mark to market loss recognized in interest expense	$(3,936)	$ —	$ —
Interest rate caps:			
(Loss) gain recognized in other income (expenses), net	$ (162)	$ 1	$ 31
Loss recognized in equity in earnings of joint ventures	$ (452)	$(350)	$(1,918)

Credit-risk-related Contingent Features:

The Company has agreements with each of its derivative counterparties that contain a provision where if the Company defaults and its indebtedness is accelerated or declared due or capable of being accelerated or declared due, then the Company could also be declared in default on its derivative obligations associated with the relevant indebtedness.

As of December 31, 2010, the termination value of derivatives in a net liability position, which includes accrued interest but excludes any adjustment for nonperformance risk, related to these agreements was $(107,836,000). As of December 31, 2010, the Company has not posted any collateral related to these agreements. If the Company had breached any of these provisions at December 31, 2010, it would have been required to settle its obligations under the agreements at their termination value of $(107,836,000). The Company has not breached any of the provisions as of December 31, 2010.

12. SHARE-BASED EMPLOYEE COMPENSATION PLANS

Amended and Restated 2004 Incentive Plan:

On June 21, 2004, the Company adopted the 2004 Incentive Plan (the Plan). The Plan provided for the grant of equity-based awards in the form of, among others, Options, RSUs, and stock appreciation rights (SARs), which are collectively referred to as the Awards. On May 22, 2008, SHR's shareholders approved SHR's Amended and Restated 2004 Incentive Plan (the Amended Plan). The Amended Plan: (a) added units of SH Funding as an additional type of award (OP Units); (b) adjusted the number of authorized shares from 3,000,000 shares of SHR common stock to 4,200,000 shares of SHR common stock or OP Units; (c) limited the maximum term of Options and SARs to no more than 10 years and prohibited the repricing of Options and SARs; and (d) established minimum vesting periods for certain awards.

The Plan is administered by a Compensation Committee (the Committee) appointed by the board of directors. The Committee consists of two or more members of the board of directors. The Committee has the authority and sole discretion to determine the type, extent, and terms (including vesting) of Awards granted, as well as those eligible to receive Awards. Options granted have an exercise price determined by the Committee but cannot be less than 100% of the fair market value of the shares on the grant date. The term of the Options is determined by the Committee but is generally ten years from the date of grant.

The Company recorded compensation expense of $1,957,000, $5,846,000, and $5,067,000 under the Amended Plan (net of estimated forfeitures) for the years ended December 31, 2010, 2009 and 2008, respectively.

Options

The Company measures compensation expense for the Options based upon the fair value at the date of grant as calculated by a binomial option pricing model. Compensation expense is recognized on a straight-line basis over the service period, net of estimated forfeitures, if any. Compensation expense related to the Options is included in corporate expenses in the consolidated statements of operations. There was no unrecognized compensation expense related to Options as of December 31, 2010.

Information regarding Options is summarized in the following table:

	2010		2009		2008	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Options outstanding at the beginning of the year	885,026	$19.22	885,026	$19.22	736,221	$20.39
Granted	—	—	—	—	148,805	13.44
Forfeited	(215,229)	15.54	—	—	—	—
Options outstanding at the end of the year	669,797	$20.40	885,026	$19.22	885,026	$19.22
Options exercisable at the end of the year	669,797	$20.40	612,159	$19.25	317,150	$19.29

The fair value for Options granted in 2008 was estimated at the date of grant using a binomial option-pricing model based on the following inputs:

Inputs:	2008
Risk-free interest rate	2.94%
Expected dividend yield	7.14%
Volatility	25.26%
Weighted average expected life	6 years
Weighted average fair value of options granted	$ 1.92

The inputs in the binomial option-pricing model included the following assumptions: a) a risk-free interest rate equal to U.S. Government Strip rates for the number of years remaining until exercise; b) a dividend yield based on SHR's historical dividend payments per share; c) volatility equal to an average that includes available historic volatility data; and d) an expected life equal to 60% of the term of the Option.

RSUs

SHR has issued RSUs to certain employees, officers and directors under the Amended Plan. RSUs represent awards of shares of SHR's common stock that generally vest over three or four years or as otherwise approved by the Committee, provided the participant continues as an employee, director or continues to provide services to the Company. Unvested RSUs will be forfeited upon termination. RSUs are essentially the same as restricted stock except that, instead of actual shares, RSUs represent a promise to distribute shares at some future date. Participants holding RSUs will have no voting rights until such time as the underlying shares are issued. Dividends will no longer accrue on RSUs as a result of the decision by SHR's board of directors to suspend the dividend.

On August 27, 2009, the Company granted an award of 75,000 RSUs to its chief executive officer in connection with his amended and restated employment agreement. These RSUs will vest in three equal annual installments, subject to acceleration upon certain events and other terms of his amended and restated employment agreement.

During the first quarter of 2009, the compensation committee approved the acceleration of vesting of certain RSUs issued prior to December 31, 2008. Effective March 31, 2009, the vesting of approximately 295,000 shares was accelerated.

The Company measures compensation expense for RSUs based on the fair market value of its common shares at the date of grant, adjusted for estimated forfeitures. Compensation expense for RSUs is recognized on a straight-line basis over the service period and is included in corporate expenses in the consolidated statements of operations. Total unrecognized compensation expense related to nonvested RSUs at December 31, 2010 was $1,815,000 and is expected to be recognized over a weighted average period of 2.02 years.

Information regarding RSUs is summarized in the following table:

	2010		2009		2008	
	Shares	Weighted Average Grant Date Fair Value	Shares	Weighted Average Grant Date Fair Value	Shares	Weighted Average Grant Date Fair Value
RSUs outstanding at the beginning of the year	830,777	$3.83	1,184,709	$16.86	907,112	$17.48
Granted	867,041	3.26	673,308	0.84	377,512	12.01
Issued to common shares	(148,135)	1.87	(781,821)	15.70	(38,782)	19.36
Forfeited	(172,249)	2.04	(245,419)	16.30	(61,133)	17.31
RSUs outstanding at the end of the year	1,377,434	$3.98	830,777	$ 3.83	1,184,709	$16.86

Performance-Based RSUs

The Company granted performance-based RSUs to its chief executive officer and former chief financial officer providing a right to earn shares of SHR common stock at target performance (Target Performance Shares). Two-thirds of the Target Performance Shares were earned based on the Company's performance versus budgeted funds from operations per share and one-third was earned based on SHR's shareholder return measured against the Bloomberg Hotel REIT Index.

The Company measures compensation expense for performance-based RSUs based on the fair market value of its common shares at the date of grant, adjusted for estimated forfeitures. Compensation expense for performance-based RSUs is recognized on a straight-line basis over the service period and is included in corporate expenses in the consolidated statements of operations. There was no unrecognized compensation expense related to performance-based RSUs as of December 31, 2010.

Information regarding performance-based RSUs is summarized in the following table:

	2010		2009		2008	
	Shares	Weighted Average Grant Date Fair Value	Shares	Weighted Average Grant Date Fair Value	Shares	Weighted Average Grant Date Fair Value
Outstanding at the beginning of the year	31,565	$20.35	119,057	$20.26	151,760	$20.46
Granted	2,751	12.88	—	—	25,859	12.25
Issued to common shares	(3,752)	20.20	(52,669)	20.20	—	—
Forfeited	(12,048)	20.37	(34,823)	20.27	(58,562)	18.10
Outstanding at the end of the year	18,516	$19.28	31,565	$20.35	119,057	$20.26

SARs

The Amended Plan allows the Committee to grant SARs. As of December 31, 2010, no SARs have been issued under the Amended Plan.

Value Creation Plan:

On August 27, 2009, the Company adopted the Value Creation Plan to further align the interests and efforts of key employees to the interests of the Company's stockholders in creating stockholder value and providing key employees an added incentive to work towards the Company's growth and success. The Value Creation Plan provides for up to 2.5% of SHR's market capitalization (limited to a maximum market capitalization based on a common stock price of $20.00 per share) to be provided to participants in the Value Creation Plan in 2012 if the highest average closing price of SHR's common stock during certain consecutive twenty trading day periods in 2012 is at least $4.00 (Normal Distribution Amount). In addition, if a change of control occurs at any time prior to December 31, 2012, participants in the Value Creation Plan will generally not be entitled to the Normal Distribution Amount and will instead be entitled to receive 2.5% of SHR's market capitalization based on the value of a share of the SHR's common stock upon the change of control (Change of Control Price), regardless of whether the Change of Control Price is at least $4.00 or greater than $20.00. A total of up to one million units (representing the opportunity to earn an amount equal to 2.5% of SHR's market capitalization) can be allocated under the Value Creation Plan to key employees. As of December 31, 2010, all one million units have been granted under the Value Creation Plan. Payments upon a unit of distribution may be made in cash, in shares of SHR's common stock (subject to approval by the stockholders of the Company), in some combination thereof or in any other manner approved by the committee of the board administering the Value Creation Plan.

The Company has accounted for the Value Creation Plan as a liability award and has recorded the liability in accounts payable and accrued expenses on the consolidated balance sheets. The fair value of the Value Creation Plan will be re-measured at the end of each reporting period, and the Company will make adjustments to the compensation expense and liability to reflect the fair value. The fair value of the liability at December 31, 2010 and 2009 was $12,722,000 and $108,000, respectively. The compensation expense recorded in corporate expenses on the accompanying consolidated statements of operations for the years ended December 31, 2010 and 2009 was $12,614,000 and $108,000, respectively.

13. DEFINED CONTRIBUTION PLAN

The Company has a defined contribution plan that covers employees meeting eligibility requirements. The Company matches 100% of the first 6% of compensation that an employee elects to defer. The Company's matching contribution vests immediately. The Company can make additional discretionary contributions up to 4% of compensation. Any discretionary matching contributions are fully vested on grant date upon such contributions, or if employees have less than three years of service, the contributions vest at 33.33% per year of service. Contributions by the Company were $364,000, $432,000, and $613,000 for the years ended December 31, 2010, 2009 and 2008, respectively.

14. INCOME TAXES

As a REIT, SHR generally will not be subject to U.S. federal income tax if it distributes 100% of its annual taxable income to its shareholders. SHR may be subject to certain state and local taxes on its income and property and to federal income and excise taxes on its undistributed taxable income. In addition, taxable income from taxable REIT subsidiaries is subject to federal, state and local taxes.

For the years ended December 31, 2010, 2009 and 2008, income tax expense from continuing operations is summarized as follows (in thousands):

	2010	2009	2008
Current tax (expense) benefit:			
Europe	$ (2)	$ (14)	$ (266)
Mexico	(1,298)	(1,451)	(4,109)
United States	(210)	1,529	(855)
	(1,510)	64	(5,230)
Deferred tax benefit (expense):			
Europe	—	—	—
Mexico	317	(1,767)	845
United States	(215)	(1,641)	(2,094)
	102	(3,408)	(1,249)
Total income tax expense	$(1,408)	$(3,344)	$(6,479)

Deferred income taxes consist of the following as of December 31, 2010 and 2009 (in thousands):

	2010	2009
Deferred gain on Paris Marriott sale(a)	$ —	$ 30,106
Advanced deposits—Mexico	1,228	1,467
Net operating loss carryforwards and other timing differences(b)	18,223	32,952
Other	1,671	2,048
Gross deferred tax assets	21,122	66,573
Valuation allowance(c)	(17,001)	(32,329)
Deferred tax asset after valuation allowance	$ 4,121	$ 34,244
Gross deferred tax liability—book property basis in excess of tax basis	$ (1,732)	$(16,940)

(a) In 2003, the Company recorded a sale-leaseback of the Paris Marriott and the related gain on sale was deferred for financial reporting purposes. The gain on sale was recognized for French income tax purposes, which resulted in the recognition of a deferred tax asset. The deferred tax asset is reduced as the deferred gain is amortized over the life of the lease. The balance also fluctuates based on changes in foreign currency exchange rates. On December 23, 2010, the Company entered into an agreement to sell its leasehold interest in the Paris Marriott. At December 31, 2010, the deferred tax asset of $26,712,000 related to the Paris Marriott was classified as assets held for sale (see note 5).

(b) For income tax purposes, the Company's net operating losses can be carried forward for a time period ranging from nine years to indefinitely depending on the rules of the related tax jurisdictions.

(c) The Company provides a valuation against net operating loss carryforwards due to the uncertainty of realization. The valuation allowance (decreased) increased by $(15,328,000), $11,629,000, and $4,491,000 during the years ended December 31, 2010, 2009, and 2008, respectively. In addition, the equity offering the Company completed during the second quarter of 2010 resulted in an ownership change under Section 382 of the Tax Code. As a result, approximately $34,962,000 net operating loss carryforwards and other temporary differences were eliminated in accordance with the provisions of Section 382. Prior to the equity offering, the Company provided a full valuation reserve against the net operating loss carryforwards that were impacted by the ownership change due to uncertainty of realization.

Characterization of Cash Distributions

For federal income tax purposes, the cash distributions paid to SHR's common and preferred shareholders may be characterized as ordinary income, return of capital (generally non-taxable) or capital gain. There were no distributions paid on common or preferred shares during the years ended December 31, 2010 and 2009. The following characterizes distributions paid per common share and preferred share for the year ended December 31, 2008 (see note 10 for additional distribution information):

	2008	
	$	%
Common shares:		
Ordinary income	$0.00	0.00%
Return of capital	0.72	100.0%
Capital gain	0.00	0.00%
Unrecaptured Section 1250 gain	0.00	0.00%
	$0.72	100.0%
Preferred shares (Series A):		
Ordinary income	$0.00	0.00%
Return of capital	2.13	100.0%
Capital gain	0.00	0.00%
Unrecaptured Section 1250 gain	0.00	0.00%
	$2.13	100.0%
Preferred shares (Series B):		
Ordinary income	$0.00	0.00%
Return of capital	2.06	100.0%
Capital gain	0.00	0.00%
Unrecaptured Section 1250 gain	0.00	0.00%
	$2.06	100.0%
Preferred shares (Series C):		
Ordinary income	$0.00	0.00%
Return of capital	2.06	100.0%
Capital gain	0.00	0.00%
Unrecaptured Section 1250 gain	0.00	0.00%
	$2.06	100.0%

15. RELATED PARTY TRANSACTIONS

LLPI

On February 12, 2008, the Company invested $1,200,000 of a $2,000,000 subscription in LLPI, a newly-formed venture with the objectives of purchasing, developing and arranging for the operations of luxury resort and tourist-oriented destination properties in multiple locations throughout North America, Central America and Europe. The son-in-law of Laurence Geller, the Company's president and chief executive officer, Mr. Franco, was one of the founders of and served as executive vice president – development of LLPI. Upon formation, the Company owned 40%, Mr. Franco owned 10% and unrelated parties owned the remaining interests in the venture.

The Company's interest in the LLPI venture was redeemed in May 2009, at which time, Mr. Franco then owned 40% and the other remaining member owned 60% of LLPI. As part of the redemption, the Company received a return of $185,000 of capital and the remaining $190,000 in the Company's capital account was re-allocated to the remaining members, including Mr. Franco. At the time of the Company's redemption, LLPI also distributed $181,000 to each of the remaining members, including Mr. Franco.

From March 2009 through August 2009, LLPI, which has changed its name to Punta Mita Properties, LLC, provided asset management services to the Four Seasons RCPM for a fee of $25,000 per month. Beginning in September 2009, the fees for the asset management services were reduced to a $10,000 base fee per month, with an opportunity to earn an additional $15,000 per month if certain sales occur. Effective March 31, 2010, Punta Mita Properties, LLC no longer provides asset management services to the Four Seasons RCPM.

Consulting Agreement

On August 16, 2007, the Company entered into a consulting agreement with Sir David M.C. Michels, a member of SHR's board of directors. On August 21, 2008, the Company amended the agreement. Under the terms of the agreement, Mr. Michels provided certain consulting services to the Company relating to its European strategy.

On August 5, 2009, the Company and Mr. Michels agreed to terminate the consulting agreement dated August 16, 2007, as amended on August 21, 2008 (collectively, the Consulting Agreement). Pursuant to the termination agreement dated August 5, 2009 between the parties (the Termination Agreement, and together with the Consulting Agreement, the Agreements), Mr. Michels served as a consultant to the Company until December 31, 2009 (the Termination Date) and received $125,000, in consideration of (i) Mr. Michels' consulting services through the Termination Date and (ii) contractually provided termination fees and the waiver of certain other benefits to which Mr. Michels was otherwise entitled to under the terms of the Consulting Agreement. Mr. Michels shall not receive any additional compensation or equity grants under the terms of the Agreements. All prior grants made by the Company to Mr. Michels pursuant to the Consulting Agreement shall continue to vest provided the conditions to such vesting contained in the Consulting Agreement are satisfied. For the years ended December 31, 2010, 2009 and 2008, the Company recognized expense of $78,000, $212,000, and $418,000, respectively, related to the Agreements.

16. COMMITMENTS AND CONTINGENCIES

Environmental Matters:

Generally, the properties acquired by the Company have been subjected to environmental reviews. While some of these assessments have led to further investigation and sampling, none of the environmental assessments have revealed, nor is the Company aware of any environmental liability that it believes would have a material adverse effect on its business or financial statements.

Litigation:

The Company is party to various claims and routine litigation arising in the ordinary course of business. Based on discussions with legal counsel, the Company does not believe that the results of these claims and litigation, individually or in the aggregate, will have a material adverse effect on its business or financial statements.

Letters of Credit:

As of December 31, 2010, the Company provided $500,000 in letters of credit related to its office space lease and $2,000,000 in connection with the Four Seasons Mexico City hotel purchase and sale agreement to secure the indemnity obligations of the seller thereunder.

Purchase Commitments:

On May 17, 2007, the Company entered into a promise to purchase and sale agreement to potentially acquire certain floors to be completed as hotel rooms in a to-be-built hotel and residential complex in the Santa Fe area of Mexico City. The Company paid a $5,693,000 earnest money deposit, secured by a performance bond obtained by the developer, upon the execution of the agreement.

On October 9, 2009, the Company entered into an agreement to terminate the promise to purchase and sale agreement. During the year ended December 31, 2009, the Company received payment of $4,000,000 and wrote off the remaining $1,693,000 to impairment losses and other charges.

17. FAIR VALUE OF FINANCIAL INSTRUMENTS

As of December 31, 2010 and 2009, the carrying amounts of certain financial instruments employed by the Company, including cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, and accounts payable and accrued expenses were representative of their fair values because of the short-term maturity of these instruments.

At December 31, 2010, the fair value of the fixed-rate mortgage debt approximated the carrying value of $317,750,000. At December 31, 2009, there was no fixed-rate mortgage debt.

To calculate the estimated fair value of the variable-rate mortgage debt and bank credit facility as of December 31, 2010, the Company estimated that in the current market the spread over the applicable index (LIBOR or GBP LIBOR, as applicable) would be in the range of 400 to 600 basis points as compared to the current contractual spread as disclosed (see note 9). Using these estimated market spreads, the Company estimated the fair value of the variable-rate mortgage debt and bank credit facility to be approximately $31,000,000 to $50,000,000 lower than the total carrying value of $828,531,000. For every 100 basis point change in the assumed market spread, the corresponding change in the fair value of the total variable-rate debt would be approximately $10,000,000.

To calculate the estimated fair value of the variable-rate mortgage debt and bank credit facility as of December 31, 2009, the Company estimated that the market spread over the applicable index (LIBOR, EURIBOR, or GBP LIBOR, as applicable) would be in the range of 400 to 600 basis points as compared to the contractual spread as disclosed (see note 9). Using these estimated market spreads, the Company estimated the fair value of the variable-rate mortgage debt and bank credit facility to be approximately $82,000,000 to $139,000,000 lower than the carrying value of $1,479,000,000. To calculate the fair value of the Exchangeable Notes as of December 31, 2009, the Company assumed a market spread between 400 to 600 basis points and estimated the fair value to be approximately $8,000,000 to $15,000,000 lower than the face value of $180,000,000. For every 100 basis point change in the assumed market spread, the corresponding change in the fair value of the total debt would be approximately $32,000,000.

Interest rate swap and cap agreements have been recorded at their estimated fair values.

18. GEOGRAPHIC AND BUSINESS SEGMENT INFORMATION

The Company operates in one reportable business segment, hotel ownership. As of December 31, 2010, the Company's foreign operations and long-lived assets (excluding assets held for sale) consisted of one Mexican hotel property, two Mexican development sites, a 31% interest in a Mexican joint venture, and two European properties, including a leasehold interest in a German hotel property.

The following table presents revenues (excluding the unconsolidated joint ventures and discontinued operations) and long-lived assets (excluding assets held for sale as of December 31, 2010) for the geographical areas in which the Company operates (in thousands):

	Years ended December 31,		
	2010	2009	2008
Revenues:			
United States	$607,908	$580,353	$734,865
Mexico	38,928	39,858	62,316
Europe	39,457	35,045	44,110
Total	$686,293	$655,256	$841,291

	December 31,	
	2010	2009
Long-lived Assets:		
United States	$1,631,637	$1,817,698
Mexico	173,050	177,500
Europe	103,743	277,190
Total	$1,908,430	$2,272,388

19. QUARTERLY OPERATING RESULTS (UNAUDITED)

The Company's unaudited consolidated quarterly operating data for the years ended December 31, 2010 and 2009 are as follows. Certain 2010 and 2009 items have been reclassified to conform to the current presentation of discontinued operations. In the opinion of management, all adjustments (consisting of normal recurring accruals) necessary for a fair presentation of quarterly results have been reflected in the data.

It is also management's opinion, however, that quarterly operating data for hotel properties are not indicative of results to be achieved in succeeding quarters or years.

	Year ended December 31, 2010 (Dollars in thousands, except per share data)			
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Revenues	$155,876	$176,996	$168,893	$ 184,528
Loss from continuing operations attributable to SHR common shareholders	$ (42,067)	$ (56,148)	$ (35,285)	$(162,692)
Income (loss) from discontinued operations attributable to SHR	1,776	8,738	(4,116)	27,857
Net loss attributable to SHR common shareholders	$ (40,291)	$ (47,410)	$ (39,401)	$(134,835)
Earnings per weighted average common share outstanding—Basic and Diluted				
Loss from continuing operations attributable to SHR common shareholders per share	$ (0.55)	$ (0.50)	$ (0.23)	$ (1.07)
Income (loss) from discontinued operations attributable to SHR per share	0.02	0.08	(0.03)	0.18
Net loss attributable to SHR common shareholders per share	$ (0.53)	$ (0.42)	$ (0.26)	$ (0.89)
Weighted average common shares outstanding—Basic and Diluted	75,572	111,573	151,635	151,663

	Year ended December 31, 2009			
	(Dollars in thousands, except per share data)			
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Revenues	$159,304	$167,370	$158,309	$170,273
Loss from continuing operations attributable to SHR common shareholders	$ (44,523)	$ (83,712)	$ (41,947)	$ (89,703)
Income (loss) from discontinued operations attributable to SHR	1,333	(2,270)	(31,527)	17,518
Net loss attributable to SHR common shareholders	$ (43,190)	$ (85,982)	$ (73,474)	$ (72,185)
Earnings per weighted average common share outstanding—Basic and Diluted				
Loss from continuing operations attributable to SHR common shareholders per share	$ (0.59)	$ (1.11)	$ (0.55)	$ (1.19)
Income (loss) from discontinued operations attributable to SHR per share	0.02	(0.03)	(0.42)	0.23
Net loss attributable to SHR common shareholders per share	$ (0.57)	$ (1.14)	$ (0.97)	$ (0.96)
Weighted average common shares outstanding—Basic and Diluted	75,166	75,381	75,441	75,426

The Marriott domestic hotels report their results of operations using a fiscal year consisting of thirteen four-week periods. As a result, for the Marriott Lincolnshire, for all years presented, the first three quarters consist of 12 weeks each and the fourth quarter consists of 16 weeks.

20. SUBSEQUENT EVENTS

In February 2011, the Company signed a purchase and sale agreement pursuant to which the Company agreed to (i) acquire the Four Seasons Jackson Hole and Four Seasons Silicon Valley hotels in exchange for an aggregate of 15,200,000 shares of SHR's common stock at an agreed upon issuance price of $6.25 per share, or an implied value of $95,000,000, and (ii) concurrently directly privately place and issue an additional 8,000,000 shares of SHR's common stock to an affiliate of the sellers of the two hotels at an agreed upon issuance price of $6.25 per share. The transactions, which are subject to the satisfaction of certain closing conditions, are expected to close on or before April 15, 2011.

In February 2011, the Company paid approximately $4,200,000 to terminate three interest rate swaps with a combined notional amount of $125,000,000.

In February 2011, the Company, along with the other members of the Hotel Venture that owned the Hotel del Coronado as of December 31, 2010, completed a recapitalization transaction (see note 6). In connection with the recapitalization, the Company's ownership interest in the Hotel del Coronado changed to 34.3% from 45.0%.

In January 2011, the Company sold its 50% interest in BuyEfficient for $9,000,000. The Company is expected to recognize a gain of approximately $2,600,000.

STRATEGIC HOTELS & RESORTS, INC.
SCHEDULE III—REAL ESTATE AND ACCUMULATED DEPRECIATION
December 31, 2010
(In Thousands)

			Initial Costs		Subsequent	Gross Amount at December 31, 2010				Date of		
Description	Location	Debt	Land	Building & Improvements	Costs Capitalized	Land	Building & Improvements	Total	Accumulated Depreciation	Completion of Construction	Date Acquired	Depreciation Life
Marriott Lincolnshire Resort	Lincolnshire, IL	$ —	$ —	$ 47,248	$ 2,823	$ —	$ 50,071	$ 50,071	$ (21,821)	1975	9/1997	39
Loews Santa Monica	Santa Monica, CA	118,250	5,833	91,717	1,020	5,833	92,737	98,570	(33,449)	1989	3/1998	39
Hyatt Regency La Jolla	La Jolla, CA	97,500	13,093	66,260	—	13,093	66,260	79,353	(19,538)	1989	7/1999	39
Four Seasons Punta Mita	Punta Mita, Mexico	—	4,359	44,950	25,700	7,358	67,651	75,009	(13,738)	1999	2/2001	39
Ritz-Carlton Half Moon Bay	Half Moon Bay, CA	76,500	20,100	79,400	3,088	20,100	82,488	102,588	(15,104)	2001	8/2004	39
InterContinental Chicago	Chicago, IL	121,000	20,259	139,204	2,885	20,252	142,096	162,348	(22,264)	1929	4/2005	39
InterContinental Miami	Miami, FL	90,000	41,891	69,296	7,920	41,877	77,230	119,107	(14,007)	1982	4/2005	39
Fairmont Chicago	Chicago, IL	97,750	17,347	129,153	25,911	17,347	155,064	172,411	(31,002)	1987	9/2005	39
Four Seasons Washington, D.C.	Washington, D.C.	—	44,900	75,600	21,553	44,900	97,153	142,053	(18,181)	1979	3/2006	39
Westin St. Francis	San Francisco, CA	220,000	61,400	287,800	2,641	61,400	290,441	351,841	(35,061)	1907	6/2006	39
Ritz-Carlton Laguna Niguel	Dana Point, CA	—	76,700	176,300	1,149	76,700	177,449	254,149	(23,056)	1984	7/2006	39
Marriott London Grosvenor Square	London, England	117,281	—	85,468	(15,348)(1)	—	70,120	70,120	(8,739)	1962	8/2006	39
Fairmont Scottsdale	Scottsdale, AZ	180,000	22,900	260,100	(85,204)	14,714	183,082	197,796	(29,079)	1987	9/2006	39
La Solana (Land held for development)	Punta Mita, Mexico	—	51,900	—	—	51,900	—	51,900	—	—	3/2006	—
H Five Lot B (Land held for development)	Punta Mita, Mexico	—	46,921	—	4,269	51,190	—	51,190	—	—	10/2007	—
Totals		**$1,118,281**	**$427,603**	**$1,552,496**	**$ (1,593)**	**$426,664**	**$1,551,842**	**$1,978,506**	**$(285,039)**			

(1) Includes currency translation adjustment of $(15,348) for the Marriott London Grosvenor Square.

STRATEGIC HOTELS & RESORTS, INC.

REAL ESTATE AND ACCUMULATED DEPRECIATION
December 31, 2010
(In Thousands)

Notes:

(A) The change in total cost of properties for the years ended December 31, 2010, 2009 and 2008 is as follows:

	2010	2009	2008
Balance, beginning of period	$2,205,239	$2,313,188	$2,339,678
Additions:			
Improvements	2,744	21,655	74,630
Currency translation adjustment	—	12,228	—
Deductions:			
Dispositions	(116,892)	(130,202)	(66,983)
Reclassifications	—	(879)	—
Currency translation adjustment	(2,540)	—	(34,137)
Impairment	(110,045)	(10,751)	—
Balance, end of period	$1,978,506	$2,205,239	$2,313,188

(B) The change in accumulated depreciation and amortization of real estate assets for the years ended December 31, 2010, 2009 and 2008 is as follows:

	2010	2009	2008
Balance, beginning of period	$250,787	$200,228	$158,244
Depreciation and amortization	60,114	61,613	55,332
Dispositions	(9,469)	(12,394)	(11,348)
Currency translation adjustment	(215)	1,340	(2,000)
Impairment	(16,178)	—	—
Balance, end of period	$285,039	$250,787	$200,228

(C) The aggregate cost of properties for Federal income tax purposes is approximately $2,372,409 at December 31, 2010.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

None.

ITEM 9A. CONTROLS AND PROCEDURES.

Evaluation of Disclosure Controls and Procedures

An evaluation of the effectiveness of the design and operation of our "disclosure controls and procedures" (as defined in Rule 13a-15(e) under the Exchange Act), as of the end of the period covered by this annual report on Form 10-K, was made under the supervision and with the participation of our management, including our chief executive officer and our chief financial officer. Based upon this evaluation, as of December 31, 2010, our chief executive officer and our chief financial officer concluded that our disclosure controls and procedures are effective to ensure that information required to be disclosed by us in reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms and that information required to be disclosed by us in reports filed or submitted under the Securities Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure.

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, and for performing an assessment of the effectiveness of internal control over financial reporting as of December 31, 2010. Internal control over financial reporting is a process designed to provide reasonable assurance to our management and board of directors regarding the reliability of financial reporting and the preparation and fair presentation of published financial statements. Our system of internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures are being made only in accordance with authorizations of our management and directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

All internal control systems, no matter how well designed, have inherent limitations, which include the possibility of human error and the circumvention or overriding of the controls and procedures. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentations and all misstatements may not be prevented or detected. Also, the effectiveness of internal control over financial reporting may deteriorate in future periods due to either changes in conditions or declining levels of compliance with policies or procedures.

Our management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2010. In making this assessment, management used criteria set forth in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on this assessment management believes that, as of December 31, 2010, our internal control over financial reporting was effective based on such criteria.

Deloitte & Touche LLP, an independent registered public accounting firm, issued an audit report on the effectiveness of our internal control over financial reporting as of December 31, 2010. This report appears below.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Strategic Hotels & Resorts, Inc.
Chicago, Illinois

We have audited the internal control over financial reporting of Strategic Hotels & Resorts, Inc. and subsidiaries (the "Company") as of December 31, 2010, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements and financial statement schedule as of and for the year ended December 31, 2010 of the Company and our report dated February 24, 2011 expressed an unqualified opinion on those financial statements and financial statement schedule, and included an explanatory paragraph regarding the change in accounting for noncontrolling interests.

/s/ DELOITTE & TOUCHE LLP

Chicago, Illinois
February 24, 2011

Changes in Internal Control Over Financial Reporting

There have been no changes in our internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) during the quarter ended December 31, 2010 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 9B. OTHER INFORMATION.

Acquisition of Hotel Properties:

On February 24, 2011, the Company and certain of its affiliates, including, SH Funding, SHR Jackson Hole, LLC, a Delaware limited liability company ("SHR JH"), and SHR Palo Alto, LLC, a Delaware limited liability company ("SHR PA" and, together with SHR JH, the "Hotel Buyers") entered into a Purchase and Sale Agreement (the "Purchase and Sale Agreement") with certain affiliates of The Woodbridge Company Limited, a corporation amalgamated under the laws of Ontario ("Woodbridge"), including FS Jackson Hole Development Company LLC, a Delaware limited liability company, East Palo Alto Hotel Development LLC, a Delaware limited liability company (the "Hotel Sellers") and TWCL US, Inc. a Delaware corporation (the "PIPE Purchaser" and together with the Hotel Sellers, collectively, the "WB Parties"), pursuant to which (i) the Hotel Sellers agreed to sell to Hotel Buyers and the Hotel Buyers agreed to acquire from the Hotel Sellers, the hotels commonly known as the Four Seasons Resort Jackson Hole and the Four Seasons Hotel Silicon Valley (the "Hotels") for an aggregate of 15,200,000 shares (the "Property Purchase Shares") of the Company's common stock (the "Common Stock"), at an agreed to issuance price of $6.25 per share (the "Hotels Transaction") and (ii) the PIPE Purchaser agreed to purchase from the Company and the Company agreed to issue and sell to the PIPE Purchaser in a concurrent private offering (the "PIPE Transaction" and together with Hotels Transaction, the "Transactions"), an aggregate of 8,000,000 shares of Common Stock at a price of $6.25 per share (the "Additional Shares" and, together with the Property Purchase Shares, the "Shares"). The Transactions are expected to close on or before April 15, 2011.

The Purchase and Sale Agreement contains certain customary representations, warranties, covenants and indemnities and requires the satisfaction of certain closing conditions, including, but not limited to, the completion of certain due diligence items and that the Company and the WB Parties enter into a stock transfer restriction and registration rights agreement at the closing of the Transactions with respect to the Shares (the "STRRRA") pursuant to which, among other things: (i) the Shares shall be locked up for a period of twelve months (the "Lock-Up Period"), subject to customary carve-outs; (ii) the Company shall agree to use commercially reasonable efforts to file a resale shelf registration statement with the SEC on any available registration form then available to cover the Shares (the "Shelf Registration Statement") and have the Shelf Registration Statement declared effective on or prior to the expiration of the Lock-Up Period; (iii) the WB Parties shall be entitled to three underwritten shelf takedowns of at least $50 million under the Shelf Registration Statement but shall not be entitled to more than one takedown in any twelve-month period; and (iv) the WB Parties shall be entitled to "piggy-back" registration rights subject to customary carve-outs and cutback rights.

In addition, the Purchase and Sale Agreement provides that if the PIPE Purchaser or its affiliates so desire, the Company shall, consistent with and subject to Maryland General Corporation Law ("MGCL"), acting through the Company's board of directors (the "Board") appoint one person (the "Appointee"), acceptable to the Company, to the Board on or after the later of (i) June 1, 2011, or (ii) the closing date of the Transactions; provided, however, that such one-time appointment right terminates (A) after the initial appointment of the Appointee or (B) on the earlier of such time as the WB Parties collectively own less than (other than as a result of splits, reclassifications, recapitalizations, recombinations and/or similar events or transactions) (i) the number of shares received by the WB Parties in the Transactions or (ii) an aggregate of 5% of the Company's outstanding Common Stock on a fully diluted basis assuming the conversion, exercise and exchange of outstanding convertible, exercisable or exchangeable securities.

In addition, pursuant to the Purchase and Sale Agreement, commencing after any appointment of an Appointee in accordance with the paragraph above, until the earlier of such time as the WB Parties and their affiliates collectively own less than (other than as a result of splits, reclassifications, recapitalizations, recombinations and/or similar events or transactions) (i) the number of shares received by the WB Parties in the Transactions or (ii) an aggregate of 5% of the Company's outstanding Common Stock on a fully diluted basis assuming the conversion, exercise and exchange of outstanding convertible, exercisable or exchangeable securities, if PIPE Purchaser or its affiliates so desire, the Company shall, consistent with and subject to the MGCL, acting through the Board, nominate for election to the Board, one representative designated by PIPE Purchaser or its affiliates, and reasonably acceptable to the Company, at each annual meeting of the Company's stockholders. Pursuant to the Purchase and Sale Agreement, the Company agreed that Geoffrey Beattie shall be an acceptable and approved Appointee and nominee.

The issuance of the Shares pursuant to the Purchase and Sale Agreement is made in reliance upon the exemption from securities registration afforded by Section 4(2) of the Securities Act of 1933, as amended.

Fourth Amendment to Bank Credit Facility:

On February 23 2011, SH Funding entered into the fourth amendment to the bank credit facility. The following summarizes key terms of the bank credit facility that were amended:

- the maximum facility size was reduced to $350,000,000 from $400,000,000;
- maximum availability is now determined by the lesser of a 1.2 times (previously 1.3 times) debt service coverage on the borrowing base assets (based on the trailing 12 months net operating income for these assets divided by a 7% (previously 8%) debt constant on the balance outstanding under the bank credit facility, as defined in the loan agreement) or a 55% (previously 45%) advance rate against the appraised value of the borrowing base assets; and
- maximum corporate leverage, as defined in the loan agreement, decreased to 70% from 80%.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE.

The information required by Items 401, 405, 406, and 407(c)(3), (d)(4) and (d)(5) of Regulation S-K is incorporated herein by reference to the Company's definitive proxy statement to be filed with the SEC pursuant to Regulation 14A under the Exchange Act.

ITEM 11. EXECUTIVE COMPENSATION.

The information required by Item 402 and paragraph (e)(4) and (e)(5) of Item 407 of Regulation S-K is incorporated herein by reference to the Company's definitive proxy statement to be filed with the SEC pursuant to Regulation 14A under the Exchange Act.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS.

The information required by Item 403 of Regulation S-K is incorporated herein by reference to the Company's definitive proxy statement to be filed with the SEC pursuant to Regulation 14A under the Exchange Act.

The information required by Item 201(d) of Regulation S-K is incorporated herein by reference to "Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities—Equity Compensation Plan Information" of this annual report on Form 10-K.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE.

The information required by Items 404 and 407(a) of Regulation S-K is incorporated herein by reference to the Company's definitive proxy statement to be filed with the SEC pursuant to Regulation 14A under the Exchange Act.

ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES.

The information required by Item 9(e) of Schedule 14A is incorporated herein by reference to the Company's definitive proxy statement to be filed with the SEC pursuant to Regulation 14A under the Exchange Act.

PART IV

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES.

(a) The following is a list of documents filed as part of this report:

(1) Financial Statements.

All financial statements are set forth under Item 8. Financial Statements and Supplementary Data of this report.

(2) Financial Statement Schedules.

The following financial statement schedule is included herein at pages 107 through 108.

Schedule III – Real Estate and Accumulated Depreciation

All other schedules are omitted because they are not applicable or the required information is included in the consolidated financial statements or notes thereto.

(b) The exhibits required to be filed by Item 601 of Regulation S-K are listed in the Exhibit Index on pages 115 through 121 of this report, which is incorporated by reference herein.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: February 24, 2011

STRATEGIC HOTELS & RESORTS, INC.

By: /s/ LAURENCE S. GELLER
Laurence S. Geller
Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Each Dated: February 24, 2011

By: /s/ LAURENCE S. GELLER
Laurence S. Geller
President, Chief Executive Officer and Director
(Principal Executive Officer)

By: /s/ DIANE M. MOREFIELD
Diane M. Morefield
Executive Vice President and Chief Financial Officer
(Principal Financial Officer)

By: /s/ STEPHEN M. BRIGGS
Stephen M. Briggs
Senior Vice President, Chief Accounting Officer
(Principal Accounting Officer)

By: /s/ RAYMOND L. GELLEIN, JR.
Raymond L. Gellein, Jr.
Chairman

By: /s/ ROBERT P. BOWEN
Robert P. Bowen
Director

By: /s/ KENNETH FISHER
Kenneth Fisher
Director

By: /s/ JAMES A. JEFFS
James A. Jeffs
Director

By: /s/ RICHARD D. KINCAID
Richard D. Kincaid
Director

By: /s/ DAVID M.C. MICHELS
David M.C. Michels
Director

By: /s/ WILLIAM A. PREZANT
William A. Prezant
Director

By: /s/ EUGENE F. REILLY
Eugene F. Reilly
Director

EXHIBIT INDEX

Exhibit Number	Description
3.1.a	Articles of Amendment and Restatement of Strategic Hotel Capital, Inc. (filed as Exhibit 3.1 to the Company's Amendment No. 3 to Registration Statement on Form S-11 (File No. 333-112846), filed on June 8, 2004 and incorporated herein by reference).
3.1.b	Articles Supplementary relating to the 8.50% Series A Cumulative Redeemable Preferred Stock (filed as Exhibit 3.1 to the Company's Current Report on Form 8-K (File No. 001-32223), filed on March 18, 2005 and incorporated herein by reference).
3.1.c	Certificate of Correction relating to the 8.50% Series A Cumulative Redeemable Preferred Stock (filed as Exhibit 3.2 to the Company's Current Report on Form 8-K (File No. 001-32223), filed on March 18, 2005 and incorporated herein by reference).
3.1.d	Articles Supplementary relating to the 8.25% Series B Cumulative Redeemable Preferred Stock (filed as Exhibit 3.5 to the Company's Form 8-A (File No. 001-32223), filed on January 13, 2006 and incorporated herein by reference).
3.1.e	Articles Supplementary relating to the 8.25% Series C Cumulative Redeemable Preferred Stock (filed as Exhibit 3.1 to the Company's Current Report on Form 8-K (File No. 001-32223), on April 21, 2006 and incorporated herein by reference).
3.1.f	Articles Supplementary relating to the Series D Junior Participating Preferred Stock (filed as Exhibit 3.1 to the Company's Form 8-K (File No. 001-32223), on November 18, 2008 and incorporated herein by reference).
3.1.g	Articles Supplementary relating to the Series D Junior Participating Preferred Stock (filed as Exhibit 3.2 to the Company's Current Report on Form 8-K (File No. 001-32223) filed on May 19, 2010 and incorporated herein by reference).
3.1.h	Articles of Amendment filed on March 9, 2006 with the Maryland State Department of Assessments and Taxation relating to the Company's name change to Strategic Hotels & Resorts, Inc. (filed as Exhibit 3.1 to the Company's Current Report on Form 8-K (File No. 001-32223), filed on March 15, 2006 and incorporated herein by reference).
3.1.i	Articles of Amendment of Strategic Hotels & Resorts, Inc. (filed as Exhibit 3.1 to the Company's Current Report on Form 8-K (File No. 001-32223), filed on May 19, 2010 and incorporated herein by reference).
3.2	By-Laws of Strategic Hotels & Resorts, Inc., as amended and restated on November 14, 2008 (filed as Exhibit 3.2 to the Company's Form 8-K (File No. 001-32223), on November 18, 2008 and incorporated herein by reference).
4.1	Form of Certificate of Common Stock, par value $0.01 per share, of the Company (filed as Exhibit 4.3 to the Company's Registration Statement on Form S-3 (File No. 333-133353) filed on April 18, 2006 and incorporated herein by reference).
4.2	Rights Agreement, dated as of November 14, 2008 between Strategic Hotels & Resorts, Inc. and Mellon Investor Services LLC (filed as Exhibit 4.1 to the Company's Current Report on Form 8-K (File No. 001-32223), filed on November 19, 2008 and incorporated herein by reference).
4.3	Amendment No. 1 to the Rights Agreement, dated as of November 24, 2009, by and between Strategic Hotels & Resorts, Inc. and Mellon Investor Services LLC, amending the Rights Agreement, dated as of November 14, 2008 (filed as Exhibit 4.1 to the Company's Current Report on Form 8-K (File No. 001-32223) filed on November 25, 2009 and incorporated herein by reference).

Exhibit Number	Description
10.1	Limited Liability Company Agreement of Strategic Hotel Funding, LLC (filed as Exhibit 10.1 to the Company's Amendment No. 4 to Registration Statement on Form S-11 (File No. 333-112846), filed on June 18, 2004 and incorporated herein by reference).
10.2	First Amendment to the Limited Liability Company Agreement of SHC Funding, LLC, dated as of March 15, 2005 (filed as Exhibit 10.1 to the Company's Current Report on Form 8-K (File No. 001-32223), filed on March 18, 2005 and incorporated herein by reference).
10.3	Third Amendment to the Limited Liability Company Agreement of Strategic Hotel Funding, LLC, dated as of January 31, 2006 (filed as Exhibit 10.1 to the Company's Current Report on Form 8-K (File No. 001-32223), filed on February 2, 2006 and incorporated herein by reference).
10.4	Fourth Amendment to the Limited Liability Company Agreement of Strategic Hotel Funding, L.L.C., dated as of May 17, 2006 (filed as Exhibit 10.1 to the Company's Current Report on Form 8-K (File No. 001-32223), filed on May 18, 2006 and incorporated herein by reference).
10.5	Fifth Amendment to the Limited Liability Company Agreement of Strategic Hotel Funding, L.L.C., dated as of March 1, 2007 (filed as Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q (File No. 001-32223), filed on May 7, 2007 and incorporated herein by reference).
10.6	Structuring and Contribution Agreement, dated as of February 13, 2004, by and among Strategic Hotel Funding, LLC, Strategic Hotel Capital, LLC and the other parties thereto (filed as Exhibit 10.2 to the Company's Amendment No. 1 to Registration Statement on Form S-11 (File No. 333-112846), filed on April 9, 2004 and incorporated herein by reference).
10.7	Registration Rights Agreement, dated as of June 29, 2004, by and between Strategic Hotel Capital, Inc. and Rockmark Corporation (filed as Exhibit 10.13 to the Company's Annual Report on Form 10-K (File No. 001-32223), filed on February 25, 2010 and incorporated herein by reference).
10.8	Registration Rights Agreement, dated as of June 29, 2004, by and among Strategic Hotel Capital, Inc., WHSHC, LLC, W9/WHSHC, LLC I, The Prudential Insurance Company of America, PIC Realty Corporation and Strategic Value Investors LLC (filed as Exhibit 10.14 to the Company's Annual Report on Form 10-K (File No. 001-32223), filed on February 25, 2010 and incorporated herein by reference).
†10.9	Amended and Restated 2004 Incentive Plan (filed as Exhibit 10.1 to the Company's Current Report on Form 8-K (File No. 001-32223), filed on May 29, 2008 and incorporated herein by reference).
†10.10	Employee Stock Purchase Plan (filed as Exhibit 10.14 to the Company's Amendment No. 3 to Registration Statement on Form S-11 (File No. 333-112846), filed on June 8, 2004 and incorporated herein by reference).
†10.11	Form of Stock Unit Award Agreement for employees (filed as Exhibit 10.23 to the Company's Annual Report on Form 10-K (File No. 001-32223), filed on March 7, 2005 and incorporated herein by reference).
†10.12	Form of Stock Unit Award Agreement for directors (filed as Exhibit 10.22 to the Company's Annual Report on Form 10-K (File No. 001-32223), filed on March 7, 2005 and incorporated herein by reference).
†10.13	Strategic Hotels & Resorts, Inc. Severance Program (filed as Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q (File No. 001-32223), filed on November 4, 2010 and incorporated herein by reference).
†10.14	Summary of Director Compensation (filed as Company's Current Report on Form 8-K (File No. 001-32223), filed on September 21, 2010 and incorporated herein by reference).

Exhibit Number	Description
†10.15	Employment Agreement dated as of September 7, 2006, by and between Laurence S. Geller and the Company (filed as Exhibit 10.1 to the Company's Current Report on Form 8-K (File No. 001-32223), filed on September 11, 2006 and incorporated herein by reference).
†10.16	Stock Option Agreement dated as of September 7, 2006, by and between Laurence S. Geller and the Company (filed as Exhibit 10.2 to the Company's Current Report on Form 8-K (File No. 001-32223), filed on September 11, 2006, and incorporated herein by references.
†10.17	Stock Unit Award Agreement, dated as of September 7, 2006, by and between Laurence S. Geller and the Company (filed as Exhibit 10.3 to the Company's Current Report on Form 8-K (File No. 001-32223), filed on September 11, 2006 and incorporated herein by reference).
†10.18	Form of stock unit award agreement for earned Performance Shares (filed as Exhibit 10.4 to the Company's Current Report on Form 8-K (File No. 001-32223), filed on September 11, 2006 and incorporated herein by reference).
10.27	Facility Agreement, dated August 31, 2006, by and among Grosvenor Square Hotel S.a.r.l., and Lomar Hotel Company Limited, Barclay's Bank PLC and Barclay's Capital Mortgage Servicing Limited (filed as Exhibit 10.8 to the Company's Quarterly Report on Form 10-Q (File No. 001-32223), filed on November 8, 2006 and incorporated herein by reference).
10.28	Loan and Security Agreement, dated September 1, 2006, by and among SHR Scottsdale X, L.L.C., SHR Scottsdale Y, L.L.C. and Citigroup Global Markets Realty Corp. (filed as Exhibit 10.76 to the Company's Annual Report on Form 10-K (File No. 001-32223), filed on February 25, 2010 and incorporated herein by reference).
10.29	Note, dated September 1, 2006 (filed as Exhibit 10.11 to the Company's Quarterly Report on Form 10-Q (File No. 001-32223), filed on November 8, 2006 and incorporated herein by reference).
10.30	Mezzanine Loan and Security Agreement, dated September 1, 2006, by and among SHR Scottsdale Mezz X-1, L.L.C., SHR Scottsdale Mezz Y-1, L.L.C., and Citigroup Global Markets Realty Corp. (filed as Exhibit 10.78 to the Company's Annual Report on Form 10-K (File No. 001-32223), filed on February 25, 2010 and incorporated herein by reference).
10.31	Mezzanine Note, dated September 1, 2006 (filed as Exhibit 10.13 to the Company's Quarterly Report on Form 10-Q (File No. 001-32223), filed on November 8, 2006 and incorporated herein by reference).
10.32	Amendment to Promissory Note dated as of October 20, 2006, by and between SHC Michigan Avenue, LLC and Citigroup Global Markets Realty Corp. (filed as Exhibit 10.19 to the Company's Quarterly Report on Form 10-Q (File No. 001-32223), filed on November 8, 2006 and incorporated herein by reference).
10.33	Loan and Security Agreement, dated as of October 6, 2006, by and between SHC Michigan Avenue, LLC and Citigroup Global Markets Realty Corp. (filed as Exhibit 10.82 to the Company's Annual Report on Form 10-K (File No. 001-32223), filed on February 25, 2010 and incorporated herein by reference).
10.34	Amended and Restated Note, dated as of October 6, 2006, by and between SHC Michigan Avenue, LLC and Citigroup Global Realty Corp. (filed as Exhibit 10.2 to the Company's Current Report on Form 8-K (File No. 001-32223), filed on October 12, 2006 and incorporated herein by reference).
10.35	Loan and Security Agreement, dated as of October 6, 2006, by and between SHC Chopin Plaza, LLC and Citigroup Global Markets Realty Corp. (filed as Exhibit 10.84 to the Company's Annual Report on Form 10-K (File No. 001-32223), filed on February 25, 2010 and incorporated herein by reference).

Exhibit Number	Description
10.36	Amended and Restated Note, dated as of October 6, 2006, by and between SHC Chopin Plaza, LLC and Citigroup Global Markets Realty Corp. (filed as Exhibit 10.4 to the Company's Current Report on Form 8-K (File No. 001-32223), filed on October 12, 2006 and incorporated herein by reference).
10.37	Credit Agreement, dated as of March 9, 2007, by and among Strategic Hotel Funding, L.L.C., Deutsche Bank Trust Company Americas as administrative agent, the various financial institutions as are or may become parties thereto, Deutsche Bank Securities Inc. and Citigroup Global Markets Inc., as co-lead arrangers and joint book running managers, Citicorp North America, Inc. and Wachovia Bank National Association, as co-syndication agents, Bank of America, N.A. and JPMorgan Chase Bank, N.A., as co-documentation agent, and LaSalle Bank, National Association, as senior managing agent (filed as Exhibit 10.90 to the Company's Annual Report on Form 10-K (File No. 001-32223), filed on February 25, 2010 and incorporated herein by reference).
10.38	First Amendment to Credit Agreement, dated as of March 29, 2007, by and among Strategic Hotel Funding, L.L.C., Deutsche Bank Trust Company Americas as administrative agent, the various financial institutions as are or may become parties thereto, Deutsche Bank Securities Inc. and Citigroup Global Markets Inc., as co-lead arrangers and joint book running managers, Citicorp North America, Inc. and Wachovia Bank National Association, as co-syndication agents, Bank of America, N.A. and JPMorgan Chase Bank, N.A., as co-documentation agent, and LaSalle Bank, National Association, as senior managing agent (filed as Exhibit 4.4 to the Company's Current Report on Form 8-K (File No. 001-32223) filed on April 4, 2007 and incorporated herein by reference).
10.39	Second Amendment to Credit Agreement, dated as of April 18, 2007, by and among Strategic Hotel Funding, L.L.C., Deutsche Bank Trust Company Americas as administrative agent, the various financial institutions as are or may become parties thereto, Deutsche Bank Securities Inc. and Citigroup Global Markets Inc., as co-lead arrangers and joint book running managers, Citicorp North America, Inc. and Wachovia Bank National Association, as co-syndication agents, Bank of America, N.A. and JPMorgan Chase Bank, N.A., as co-documentation agent, and LaSalle Bank, National Association, as senior managing agent (filed as Exhibit 10.6 to the Company's Quarterly Report on Form 10-Q (File No. 1-32223), filed on May 7, 2007 and incorporated herein by reference).
10.42	Loan and Security Agreement, dated as of March 9, 2007, by and between New Santa Monica Beach Hotel, L.L.C. and JPMorgan Chase Bank N.A. (filed as Exhibit 10.95 to the Company's Annual Report on Form 10-K (File No. 001-32223), filed on February 25, 2010 and incorporated herein by reference).
10.43	Note, dated as of March 9, 2007, by SHC Half Moon Bay, LLC in favor of Column Financial, Inc. (filed as Exhibit 10.10 to the Company's Quarterly Report on Form 10-Q (File No. 001-32223), filed on May 7, 2007 and incorporated herein by reference).
10.44	Loan and Security Agreement, dated as of March 9, 2007, by and between SHC Half Moon Bay, LLC and Column Financial, Inc. (filed as Exhibit 10.97 to the Company's Annual Report on Form 10-K (File No. 001-32223), filed on February 25, 2010 and incorporated herein by reference).
10.45	Note, dated as of March 9, 2007, by SHC Half Moon Bay, LLC in favor of Column Financial, Inc. (filed as Exhibit 10.12 to the Company's Quarterly Report on Form 10-Q (File No. 001-32223), filed on May 7, 2007 and incorporated herein by reference).
10.46	Amended and Restated Limited Liability Company Agreement of SHC Michigan Avenue Mezzanine II, LLC, dated as of August 31, 2007 (filed as Exhibit 10.101 to the Company's Annual Report on Form 10-K (File No. 001-32223), filed on February 25, 2010 and incorporated herein by reference).
10.47	Amended and Restated Limited Liability Company Agreement of SHC Aventine II, L.L.C., dated as of August 31, 2007 (filed as Exhibit 10.102 to the Company's Annual Report on Form 10-K (File No. 001-32223), filed on February 25, 2010 and incorporated herein by reference).

Exhibit Number	Description
10.48	Side Letter, dated as of August 31, 2007, between SHC Michigan Avenue, LLC and Citigroup Global Markets Realty Corp. (filed as Exhibit 99.1 to the Company's Current Report on Form 8-K (File No. 001-32223) filed on September 7, 2007 and incorporated herein by reference).
10.49	Third Amendment to the Mortgage Loan and Security Agreement, dated as of August 31, 2007, between SHC Michigan Avenue, LLC and Citigroup Global Markets Realty Corp. (filed as Exhibit 99.2 to the Company's Current Report on Form 8-K (File No. 001-32223) filed on September 7, 2007 and incorporated herein by reference).
10.50	Mortgage Loan Application, dated as of August 31, 2007, between New Aventine, L.L.C. and Metropolitan Life Insurance Company (filed as Exhibit 99.3 to the Company's Current Report on Form 8-K (File No. 001-32223) filed on September 7, 2007 and incorporated herein by reference).
10.51	Deed of Trust, Security Agreement and Fixture Filing by New Aventine, L.L.C. and New DTRS La Jolla, L.L.C. to First American Title Insurance Company as Trustee for the benefit of Metropolitan Life Insurance Company and MetLife Bank, N.A. (filed as Exhibit 99.4 to the Company's Current Report on Form 8-K (File No. 001-32223) filed on September 7, 2007 and incorporated herein by reference).
10.52	Promissory Note, dated as of August 31, 2007, between New Aventine, L.L.C. as Borrower and MetLife Bank, N.A. as Lender (filed as Exhibit 99.5 to the Company's Current Report on Form 8-K (File No. 001-32223) filed on September 7, 2007 and incorporated herein by reference).
10.53	Promissory Note, dated as of August 31, 2007, between New Aventine, L.L.C. as Borrower and Metropolitan Life Insurance Company as Lender (filed as Exhibit 99.6 to the Company's Current Report on Form 8-K (File No. 001-32223) filed on September 7, 2007 and incorporated herein by reference).
10.54	Guaranty Agreement, dated as of August 31, 2007, between New Aventine, L.L.C. as Borrower and Metropolitan Life Insurance Company and MetLife Bank N.A., collectively, as Lender (filed as Exhibit 99.7 to the Company's Current Report on Form 8-K (File No. 001-32223) filed on September 7, 2007 and incorporated herein by reference).
†10.55	Form of Employment Agreement to be entered into between Strategic Hotels & Resorts, Inc. and certain executives thereof (filed as Exhibit 10.1 to the Company's Current Report on Form 8-K (File No. 001-32223) filed on November 18, 2008 and incorporated herein by reference).
†10.56	Amendment No. 1 to Employment Agreement, dated December 17, 2008, between Strategic Hotels & Resorts, Inc. and Laurence S. Geller (filed as Exhibit 10.117 to the Company's Annual Report on Form 10-K (File No. 001-32223), filed on March 2, 2009 and incorporated herein by reference).
10.59	Third Amendment to Credit Agreement, dated as of February 25, 2009, by and among Strategic Hotel Funding, L.L.C., Deutsche Bank Trust Company Americas as administrative agent and various financial institutions (filed as Exhibit 10.120 to the Company's Annual Report on Form 10-K (File No. 001-32223), filed on February 25, 2010 and incorporated herein by reference).
†10.62	Amended and Restated Employment Agreement by and between Laurence S. Geller and the Company, dated August 27, 2009 (filed as Exhibit 10.1 to the Company's Current Report on Form 8-K (File No. 001-32223), filed with the SEC on August 28, 2009 and incorporated herein by reference).
†10.63	Strategic Hotels & Resorts, Inc. Value Creation Plan (filed as Exhibit 10.2 to the Company's Current Report on Form 8-K (File No. 001-32223), filed with the SEC on August 28, 2009 and incorporated herein by reference).

Exhibit Number	Description
†10.64	Strategic Hotels & Resorts, Inc. Unit Agreement under Strategic Hotels & Resorts, Inc. Value Creation Plan (filed as Exhibit 10.3 to the Company's Current Report on Form 8-K (File No. 001-32223), filed with the SEC on August 28, 2009 and incorporated herein by reference).
†10.65	Offer Letter, dated as of March 9, 2010, by and between Ms. Diane M. Morefield and the Company (filed as Exhibit 99.2 to the Company's Form 8-K (File No. 001-32223), filed with the SEC on March 9, 2010 and incorporated herein by reference).
†10.66	Separation Agreement, dated as of March 9, 2010, by and between Mr. James Mead and Strategic Hotel Funding L.L.C. (filed as Exhibit 99.3 to the Company's Form 8-K (File No. 001-32223), filed with the SEC on March 9, 2010 and incorporated herein by reference).
10.67	Mortgage Loan Application, dated as of April 27, 2010, among SHR St. Francis, L.L.C., SHC Columbus Drive, LLC and Metropolitan Life Insurance Company (filed as Exhibit 99.1 to the Company's Current Report on Form 8-K (File No. 001-32223), filed with the SEC on May 3, 2010 and incorporated herein by reference).
10.68	Promissory Note, dated May 5, 2010, by and between SHR St. Francis, L.L.C. and Metropolitan Life Insurance Company (filed as Exhibit 10.5 to the Company's Quarterly Report on Form 10-Q (File No. 001-32223), filed with the SEC on May 6, 2010 and incorporated herein by reference).
10.69	Promissory Note, dated May 5, 2010, by and between SHC Columbus Drive, LLC and Metropolitan Life Insurance Company (filed as Exhibit 10.6 to the Company's Quarterly Report on Form 10-Q (File No. 001-32223), filed with the SEC on May 6, 2010 and incorporated herein by reference).
10.70	Deed of Trust, Security Agreement and Fixture Filing, dated May 5, 2010, by SHR St. Francis, L.L.C. and DTRS St. Francis, L.L.C. to Fidelity National Title Insurance Company for the benefit of Metropolitan Life Insurance Company (filed as Exhibit 10.7 to the Company's Quarterly Report on Form 10-Q (File No. 001-32223), filed with the SEC on May 6, 2010 and incorporated herein by reference).
10.71	Subordinate Deed of Trust, Security Agreement and Fixture Filing, dated May 5, 2010, by SHR St. Francis, L.L.C. and DTRS St. Francis, L.L.C. to Fidelity National Title Insurance Company for the benefit of Metropolitan Life Insurance Company (filed as Exhibit 10.8 to the Company's Quarterly Report on Form 10-Q (File No. 001-32223), filed with the SEC on May 6, 2010 and incorporated herein by reference).
10.72	Mortgage, Security Agreement and Fixture Filing, dated May 5, 2010, by SHC Columbus Drive, LLC and DTRS Columbus Drive, LLC to Metropolitan Life Insurance Company (filed as Exhibit 10.9 to the Company's Quarterly Report on Form 10-Q (File No. 001-32223), filed with the SEC on May 6, 2010 and incorporated herein by reference).
10.73	Subordinate Mortgage, Security Agreement and Fixture Filing, dated May 5, 2010, by SHC Columbus Drive, LLC and DTRS Columbus Drive, LLC to Metropolitan Life Insurance Company (filed as Exhibit 10.10 to the Company's Quarterly Report on Form 10-Q (File No. 001-32223), filed with the SEC on May 6, 2010 and incorporated herein by reference).
10.74	Guaranty, dated May 5, 2010, by Strategic Hotel Funding, L.L.C. in favor of Metropolitan Life Insurance Company (filed as Exhibit 10.11 to the Company's Quarterly Report on Form 10-Q (File No. 001-32223), filed with the SEC on May 6, 2010 and incorporated herein by reference).
10.75	Guaranty, dated May 5, 2010, by Strategic Hotel Funding, L.L.C. in favor of Metropolitan Life Insurance Company (filed as Exhibit 10.12 to the Company's Quarterly Report on Form 10-Q (File No. 001-32223), filed with the SEC on May 6, 2010 and incorporated herein by reference).

Exhibit Number	Description
10.76	Affiliated Guaranty, dated May 5, 2010, by SHC Columbus Drive, LLC in favor of Metropolitan Life Insurance Company (filed as Exhibit 10.13 to the Company's Quarterly Report on Form 10-Q (File No. 001-32223), filed with the SEC on May 6, 2010 and incorporated herein by reference).
10.77	Affiliated Guaranty, dated May 5, 2010, by SHR St. Francis, L.L.C. in favor of Metropolitan Life Insurance Company (filed as Exhibit 10.14 to the Company's Quarterly Report on Form 10-Q (File No. 001-32223), filed with the SEC on May 6, 2010 and incorporated herein by reference).
14.1	Strategic Hotels & Resorts, Inc. Code of Business Conduct and Ethics, as amended November 16, 2006 (filed as Exhibit 14.1 to the Company's Annual Report on Form 10-K (File No. 001-32223), filed on March 1, 2007 and incorporated herein by reference).
*21.1	Subsidiaries of Strategic Hotels & Resorts, Inc.
*23.1	Consent of Deloitte & Touche LLP
*31.1	Certification of Laurence S. Geller, Chief Executive Officer, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
*31.2	Certification of Diane M. Morefield, Chief Financial Officer, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
*32.1	Certification of Laurence S. Geller, Chief Executive Officer, as adopted pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
*32.2	Certification of Diane M. Morefield, Chief Financial Officer, as adopted pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

† Represents a management contract or compensatory plan or arrangement.

* Filed herewith.

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Corporate Headquarters
Strategic Hotels & Resorts, Inc.
200 West Madison Street
Suite 1700
Chicago, IL 60606

Telephone: (312) 658-5000
Facsimile: (312) 658-5799
e-mail: info@strategichotels.com
www.strategichotels.com

Transfer Agent and Registrar
BNY Mellon Shareowner Services
480 Washington Blvd.
29th Floor
Jersey City, NJ 07310

Independent Registered Public Accounting Firm
Deloitte & Touche LLP, New York, NY

Annual Meeting
The Annual Meeting of Stockholders is scheduled for Thursday, May 19, 2011 at 10:00 a.m. CST, at the Fairmont Chicago, Millennium Park, 200 North Columbus Drive, Chicago, IL 60601

Directors
Raymond L. Gellein, Jr., Chairman
Former President, Global Development Group, Starwood Hotels and Resorts Worldwide

Robert P. Bowen
Former Partner, Arthur Andersen LLP

Kenneth Fisher
Senior Partner, Fisher Brothers, Chairman and Chief Executive Officer, Fisher House Foundation, Inc.

Laurence S. Geller
Founder, President and Chief Executive Officer of Strategic Hotels & Resorts, Inc.

James A. Jeffs
Director, Executive Co-Chairman, Max Petroleum Plc., Director of South Oil Company and Magnum Oil, Managing Director and Chief Investment Officer of the Whittier Trust Company

Richard D. Kincaid
Founder and President of the BeCause Foundation, Director of Rayonier, Inc. and Vail Resorts, Former President and Chief Executive Officer of Equity Office Properties Trust

David M.C. Michels
Deputy Chairman and Senior Independent Director of Marks & Spencer Plc. and easyJet plc., Director of Jumeirah Hotels, Former Chief Executive Officer of Hilton International

William A. Prezant
Partner of Prezant & Mollath, Director of Forward Management and You Technologies, Inc.

Eugene F. Reilly
President, the Americas, AMB Property Corporation, Director of National Association of Industrial and Office Parks

Executive Officers
Laurence S. Geller
President and Chief Executive Officer

Diane M. Morefield
Executive Vice President and Chief Financial Officer

Richard J. Moreau
Executive Vice President, Asset Management

Paula C. Maggio
Senior Vice President, Secretary and General Counsel

Stephen M. Briggs
Senior Vice President and Chief Accounting Officer